
13000174

Monmouth Real Estate Investment Corporation

ANNUAL REPORT 2012

ALL CHARTS CONTAINED ON THIS PAGE REFLECT FISCAL YEAR PERFORMANCE (OCTOBER 1-SEPTEMBER 30)



Market Capitalization
Total Market Cap ($ Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2008
2009
2010
2011
2012
$191
$33
$221
$180
$33
$224
$265
$33
$232
$292
$53
$237
$455
$111
$252
Common Equity
Preferred Equity
Debt



Funds From Operation (FFO)
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
2008
2009
2010
2011
2012
$11.4
$9.2
$19.1
$22.9
$26.1



Dividend History
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012



Total Shareholder Return
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
2008
2009
2010
2011
2012
MNR
MSCI US REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This Annual Report and Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and financial performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Dear Shareholders,

Monmouth Real Estate Investment Corporation (Monmouth) continued to make significant progress in fiscal 2012, marking our 45th year as a public REIT. We are very pleased with our many accomplishments. To highlight a few, during 2012 the Company:

- Acquired 1.0 million square feet of high quality industrial assets, representing a 13% increase in our gross leasable area;
- Re-leased over 1.5 million square feet;
- Achieved an 86% tenant retention rate;
- Maintained a 95% occupancy rate;
- Raised $85 million in common and preferred equity;
- Entered into contracts to acquire 2.0 million square feet in new Class A build-to-suits; and
- Delivered a 50% total return.

In fiscal 2012 Monmouth acquired 1.0 million square feet of high quality industrial real estate at an aggregate cost of $70.4 million. This represented a 13% increase in our gross leasable area and an 8% increase in our rental revenues. We ended the year with 72 properties containing 8.5 million square feet in gross leasable area. We have successfully grown our portfolio by opportunistically purchasing well located, new Class A built-to-suit industrial buildings, leased to strong credit tenants. These new acquisitions represent some of the highest quality assets in our portfolio. We are already off to a strong start in fiscal 2013 with the acquisition of two properties totaling 787,000 square feet at an aggregate cost of $42.4 million. This brings our current gross leasable area to 9.2 million square feet, comprising 74 properties situated throughout 26 states. In addition, the Company currently has a substantial pipeline of new build-to-suit properties under contract which are expected to come on line over the next twelve to eighteen months. As such, we are very excited not only about our significant accomplishments to date, but also about our bright future growth prospects.

In response to the widespread uncertainty and volatility that has clouded the overall business environment, investors have focused on companies that provide reliable and predictable investment returns. We believe this trend has both helped the REIT asset class as a whole and in particular our Company. Monmouth's business model of investing in well located, single-tenant, net-leased industrial properties, secured by long-term leases to investment grade tenants provides the visible and predictable returns that investors desire. Our portfolio has continued to perform well despite weaknesses in the broader economy. Following two consecutive years of 100% tenant retention, during fiscal 2012 we re-leased eleven of the twelve expiring leases as well as a building that was previously vacant, representing a total of 1.5 million square feet of new leases. Ten of these new leases for approximately 1.1 million square feet were renewals with our existing tenants. This represents an 86% tenant retention rate in fiscal 2012. The occupancy rate on our portfolio has remained strong throughout the deep and protracted recession fluctuating narrowly between 98% and 95%, and is currently 95%. Our consistently high occupancy rates, combined with our consistently high tenant retention rates, underscore the quality of our assets, the strength of our tenant base, and the stability of our rental income streams. We continue to provide very good earnings visibility with our weighted average lease maturity currently at 5.5 years, and with in-place leases going out as far as 2024.

In addition, during fiscal 2012 we opportunistically accessed the public capital markets raising a combination of preferred equity and common equity capital totaling $85 million in gross proceeds. In December of 2011 in conjunction with Monmouth's inclusion in the MSCI US REIT Index, we raised $16.8 million in common equity. Achieving inclusion in this benchmark index was a goal of ours and having reached it we have seen the increase in liquidity and valuation that we anticipated. In June we raised $57.5 million in conjunction with our Series B 7.875% perpetual preferred stock issuance. Monmouth now has $111 million in preferred stock outstanding and we view this permanent capital as a form of hurricane insurance that will enable our Company to weather even the most difficult credit cycles. Throughout the year we also raised a total of $10.7 million in common stock through our Dividend Reinvestment and Stock Purchase Plan (DRIP). Investors who participate in our DRIP can enhance their returns by compounding their dividends. We have found this to be a very reliable program to help fund our growth. Additionally, we financed our new acquisitions with low cost, long-term mortgage debt, raising approximately $46 million in conjunction with our recent acquisitions. Interest rates have come down substantially over the year and this has allowed us to achieve investment spreads well in excess of 200 basis points. The levered returns on our new acquisitions have averaged between 13% and 15% and are expected to have a positive impact on our results going forward.

Maintaining a strong balance sheet has been a key focus throughout our 45-year history. While "location, location, location" is the preeminent mantra for real estate investors, "liquidity, liquidity, liquidity", runs a close second. At yearend our total market capitalization was approximately $818 million comprised of approximately $252 million in debt, $111 million in preferred capital and $455 million in equity capitalization. All of our debt has fixed interest rates, with a weighted average rate of 5.8%. Our net debt to total market capitalization was a very conservative 28%. We ended the year with $25 million in cash and cash equivalents and with $20 million in additional liquidity available from our undrawn credit facility. In addition, we held $62 million in marketable REIT securities, representing 10% of our total assets. Our strong capital position provides us with substantial capacity to continue to execute our growth strategy. Given the combination of our robust acquisition pipeline, which currently includes approximately 2.0 million square feet of Class A industrial real estate, and an attractive acquisition environment, we expect significant additional growth for fiscal year 2013 and beyond for our Company.

Monmouth's Funds From Operations (FFO) for fiscal 2012 were $26.1 million or $0.66 per diluted common share, as compared to $22.9 million, or $0.65 per diluted common share in fiscal 2011. Our Funds Available for Distribution (FAD), which excludes gains or losses on REIT securities, and which also removes the effects of straight-lined rent adjustments, were $20.2 million or $0.51 per diluted share for fiscal 2012, as compared to $17.6 million or $0.50 per diluted share in fiscal 2011. Subsequent to yearend, we acquired two properties at an aggregate cost of $42.4 million. We expect these recent acquisitions, as well as our pipeline of future acquisitions, to positively contribute to our earnings going forward. We ended fiscal 2012 with $5.4 million in unrealized gains on our securities investments. This is in addition to the $6.0 million in gains that were realized during the year. In keeping with our penchant for maintaining conservative principles, we limit our REIT securities investments to less than 10% of total assets. Our securities portfolio has provided substantial gains over the past several years. It has also provided us with substantial additional liquidity to pursue opportunistic acquisitions and mitigate our reliance on the public capital markets for growth capital. It is very enlightening to keep a watchful eye on the public real estate markets, not just as to where the best risk adjusted returns can be found, but also what others are seeing in the various markets and property types. What is working and what is not. Our past performance has been excellent and we will continue to keep an eye out for value here.

"We view the explosive growth in e-commerce as a major catalyst for our property type. Year over year, internet sales have outpaced traditional brick and mortar retail sales by a 3 to 1 margin. Simply put, the industrial property type is the place to be."

Our Company's institutional sponsorship has continued to broaden throughout the past three years. We strongly value the institutional relationships we have established and have been very pleased with the support of our investors as we opportunistically raise capital from time to time. We have never embraced a growth for growth's sake strategy. Purely economic factors continue to drive our investment decisions. Yet we cannot ignore the fact that liquidity equals value. As we grow the company into a larger entity, our shares become more liquid. More institutions can own our shares and over time we will achieve a more significant weighting on the various indices. This will result in lowering our cost of capital, which in turn will facilitate more investment opportunities, as we will gain the competitive advantages that the larger REITs currently enjoy. We have the team in place and over time we are very confident that Monmouth can one day become an "Elite REIT".

Last year we wrote:

"In the current environment of ten-year treasuries yielding only 2.0% and bank deposits delivering virtually nothing, we expect to see increased demand for quality REIT securities. We say this not only because of the substantial income component that REITs provide, but also due to the inflation protection that real estate ownership provides. Our Government's monetary policy continues to produce an insatiable supply of dollars in the hope of re-inflating our economy. History has shown that it is not a question of if, but when too many dollars chasing too few goods will result in inflation. Owning hard assets is the only way we know of to insulate you from the inflationary pressures that are mounting. Real estate provides a safe harbor; as land values will rise, replacement costs will rise, and rental rates will rise, as the US dollar's purchasing power diminishes."

We are saying it again here and now because the chorus has grown louder and the argument has gotten even stronger.

The US industrial property market continues to strengthen. Industrial absorption rates have now been positive for nine consecutive quarters. The national average vacancy rate has been steadily trending lower and is currently in the single digits at 9.2%. New industrial construction levels have been very low for the past four years, averaging well below the 1% of in-place inventory level needed just to replace obsolescence. Demand for industrial space is highly correlated with GDP growth, and with such a limited supply of new space being built, very favorable and substantial imbalances have been mounting. Additionally, we view the explosive growth in e-commerce as a major catalyst for our property type. Year over year, internet sales have outpaced traditional brick-and-mortar retail sales by a 3 to 1 margin, growing at an annual pace of 15% as compared to 5% annual growth for traditional stores. Still with only $1 out of every $10 in retail sales taking place on-line, there remains substantial room for growth. Simply put, given our consumer driven economy and growing population with a computer in every home, the industrial property type is the place to be.

As of this writing, Monmouth owns 73 industrial properties and 1 shopping center. Our gross leasable area is now 9.2 million square feet and is situated across 26 different states. Our largest tenant continues to be FedEx who represents approximately 41% of our gross leasable area. FedEx recently reported a record-breaking holiday season as strong growth in online retail sales translates into increased shipping volumes. Having completed an expansion for FedEx in 2012, we are working closely with them on the expansion of three of our buildings in 2013. We are very excited to continue to grow alongside this remarkable company. Our acquisition pipeline for 2013 is diverse with new quality names that will provide an excellent fit to our portfolio. Currently, our robust pipeline consists entirely of new build-to-suit constructions presently being developed. We look forward to providing more detail as the year progresses.

Whether looking out over a one, three, five or ten year period, we are proud to report that Monmouth stands out among the best performing REITs. We have delivered total returns of 50%, 103%, 95%, and 200% over these respective time periods ending on our fiscal year ended September 30, 2012. Together we've outperformed the major indices and built enduring value for our shareholders.

Lastly, the hardest thing for us to address this year or any is the loss of our beloved colleague Maureen Vecere. Maureen served with dignity and grace as our Chief Financial Officer. Following a long and difficult battle with breast cancer, Maureen passed away on May 31st. Everyone who had the pleasure of working with Maureen knows what an intelligent, thoughtful and caring person she was. We all benefited and learned from her. We all loved and respected her greatly. Each one of us possesses an uncertain but finite amount of tomorrows. Maureen would want us to understand and to respect this fact, to treasure and not waste this most precious asset.

We would like to thank all of our staff and directors for their hard work and dedication over the years. We would also like to thank our loyal shareholders for the faith and trust you have shown in our Company. We look forward to continuing our prosperous future together.

Very truly yours,



Eugene W. Landy
President



Michael P. Landy
Chief Operating Officer

January 2013

A TRIBUTE TO

Maureen E. Vecere

BORN ON APRIL 8TH, 1969
DEPARTED ON MAY 31ST, 2012



Maureen believed that success is a journey, not a destination.

With her help we made much progress on this journey.

Her integrity and strength lives on in our hearts and minds.

In fiscal 2012, Monmouth Real Estate Investment Corporation...

- *Acquired 1.0 million square feet of high quality industrial space, increasing gross leasable area by 13%*
- *Re-leased over 1.5 million square feet*
- *Raised approximately $85 million in common and preferred equity capital*
- *Entered into contracts to acquire 2.0 million square feet in new Class A build-to-suits*

Monmouth continues to enjoy a long history of successful real estate investment. Over the past forty-five years, the Company has acquired a high quality portfolio which currently consists of 73 industrial properties and 1 shopping center totaling approximately 9.2 million square feet. Our property portfolio is secured by long-term, net-leases, primarily to investment grade tenants. In addition, the Company owns a portfolio of REIT securities totaling approximately $62 million.

Monmouth's portfolio occupancy stands at 95%, compared to the industrial sector average occupancy of 91%. Our earnings visibility remains clear, as our weighted average lease maturity runs 5.5 years with in place leases going out as far as 2024.

At September 30, 2012, Monmouth had 40,696,692 common shares outstanding with a closing price of $11.19 per share. Monmouth's equity market capitalization was $455 million. Monmouth's annual dividend of $.60 per share represented a 5.4% yield. The Company also had 2,139,750 shares of our Series A Cumulative Redeemable Preferred Stock with a 7.625% coupon outstanding and 2,300,000 shares of our Series B Cumulative Redeemable Preferred Stock with a 7.875% coupon outstanding. Our preferred shares have a par value of $25.00 per share.

> *"We have never embraced a growth for growth's sake strategy. Purely economic factors continue to drive our investment decisions. Yet we cannot ignore the fact that liquidity equals value. As we grow the company into a larger entity, our shares become more liquid."*


SIEMENS
4170

The following is a calendar yearend common stock review:

YEAR	SHARE VOLUME	OPENING PRICE	CLOSING PRICE	DIVIDEND PAID	APPRECIATION (DEPRECIATION)	TOTAL RETURN
2012	25,103,100	9.150	10.36	0.60	13.2%	19.8%
2011	28,851,500	8.500	9.150	0.60	7.6%	14.7%
2010	19,344,900	7.430	8.500	0.60	14.4%	22.5%
2009	12,102,300	7.000	7.430	0.60	6.1%	14.7%
2008	11,958,800	8.100	7.000	0.60	-13.6%	-6.2%
2007	4,092,500	8.450	8.100	0.60	-4.1%	3.0%
2006	5,286,900	8.020	8.450	0.60	5.4%	12.8%

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the New York Stock Exchange (NYSE:MNR).

The following is a 10-year dividend payment and adjusted FFO analysis:

FISCAL YR ENDED SEPTEMBER 30	ADJUSTED FUNDS FROM OPERATIONS ($)*	DIVIDENDS PER SHARE ($)
2012	26,787,594	0.60
2011	23,301,886	0.60
2010	19,601,484	0.60
2009	9,152,310	0.60
2008	11,397,238	0.60
2007	11,606,920	0.60
2006	11,753,324	0.60
2005	13,794,594	0.58
2004	11,718,456	0.58
2003	9,680,489	0.58

* Adjusted Funds From Operations is defined as net income attributable to common shareholders, excluding gains (or losses) from sales of depreciable assets, plus depreciation and amortization of intangible assets, plus acquisition costs.

PROPERTY PORTFOLIO MAP


MREIC owns 73 industrial properties and 1 shopping center. Our gross leasable area is now 9.2 million square feet and is situated across 26 different states.
Property Locations

GROSS LEASABLE AREA


Square Feet (Millions)
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2008
2009
2010
2011
2012
Q1 2013

LEASE EXPIRATIONS


Square Feet (Thousands)
2,500
2,000
1,500
1,000
500
0
283
438
836
245
1,975
826
1,196
0
272
1,237
758
448
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Note: All charts on this page are as of December 31, 2012

MREIC operates as a real estate investment trust (REIT), specializing in industrial properties on long-term net leases, primarily to investment grade tenants. The following is a brief description of the Company's real estate holdings at December 31, 2012:

Olive Branch, Mississippi



This 615,305 square foot facility was purchased on December 20, 2012, and is 100% net-leased to Milwaukee Electric Tool Corporation. The current annual rental income is $1,864,000 ($3.03 psf) through the lease expiration date of April 30, 2023.

Livonia, Michigan



This 172,005 square foot facility was purchased on November 9, 2012, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,194,000 ($6.94 psf) through the lease expiration date of March 1, 2022.

Waco, Texas



This 102,594 square foot facility was purchased on July 18, 2012, and is 100% net-leased to FedEx Ground. The current annual rental income is $659,000 ($6.43 psf) through the lease expiration date of May 31, 2022.

Oklahoma City, Oklahoma



This 119,912 square foot facility was purchased on June 8, 2012, and is 100% net-leased to FedEx Ground. The current annual rental income is $700,000 ($5.83 psf) through the lease expiration date of May 31, 2022.

Lebanon, Ohio


SIEMENS
SIEMENS
4170

This 51,130 square foot facility was purchased on December 20, 2011, and is 100% net-leased to Siemens. The current annual rental income is $426,000 ($8.32 psf) and increases 2.5% annually through the term of the lease, which expires on April 30, 2019.

Olive Branch, Mississippi



This 234,660 square foot facility was purchased on March 15, 2012, and is 100% net-leased to Anda Pharmaceuticals, Inc., a distribution division of Watson Pharmaceuticals, Inc. The current annual rental income is $1,140,000 ($4.85 psf) and increases 1.1% annually through the term of the lease, which expires on July 31, 2022.

Halfmoon, New York



This 75,000 square foot facility was purchased on November 9, 2011, and is 100% net-leased to Edgepark Medical Supplies. The current annual rental income is $533,000 ($7.13 psf) and increases 2% annually through the term of the lease, which expires on December 1, 2021.

Corpus Christi, Texas



This 46,253 square foot facility was purchased on October 18, 2011, and is 100% net-leased to FedEx Ground. The current annual rental income is $431,000 ($9.33 psf) with an increase in year six. The lease expires on August 31, 2021.

Edinburg, Texas



This 113,582 square foot facility was purchased on September 30, 2011, and is 100% net-leased to FedEx Ground. The current annual rental income is $598,000 ($5.27 psf) through the lease expiration date of August 31, 2021.

Streetsboro, Ohio



This 368,060 square foot industrial building was purchased on October 11, 2011, and is 100% leased to Best Buy. The current annual rental income is $1,469,000 ($4.02 psf) and increases 2% annually through the term of the lease, which expires on January 31, 2022.

Rockford, Illinois



This 66,387 square foot facility was purchased on November 1, 2010, and is 100% net-leased to Sherwin Williams. The current annual rental income is $433,000 ($6.52 psf) with increases in 2014 and 2019. The lease expires on December 31, 2023.

Lebanon, Tennessee



This 381,240 square foot facility was purchased on October 28, 2010, and is 100% net-leased to CBOCS Distribution, Inc., (Cracker Barrel Old Country Stores). The current annual rental income is $1,256,000 ($3.29 psf) and increases 2% annually through the term of the lease, which expires on June 30, 2024.

Carrollton, Texas



This 184,317 square foot facility was purchased on January 27, 2010, and is 100% net-leased to Carrier Enterprises, LLC. The current annual rental income is $1,446,000 ($7.85 psf), increasing in 2014. The lease expires on January 11, 2019.

Ft. Mill, South Carolina



This 112,784 square foot facility was purchased on June 15, 2010, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,024,000 ($9.08 psf) through the lease expiration date of September 30, 2019.

Houston, Texas



This 91,295 square foot facility was purchased on December 23, 2009, and is 100% net-leased to National Oilwell DHT, L.P. The current annual rental income is $694,000 ($7.49 psf) with increases every 30 months throughout the term of the lease, which expires on September 30, 2022.

Memphis, Tennessee



This 449,900 square foot facility was purchased on October 22, 2009, and is 100% net-leased to FedEx Supply Chain Services, Inc. The current annual rental income is $1,237,000 ($2.75 psf) increasing in 2014. The lease expires on May 31, 2019.

Orlando, Florida



This 110,638 square foot facility was purchased on September 25, 2008, and is 100% net-leased to FedEx Corporation. The current annual rental income is $666,000 ($6.02 psf) through the lease expiration date of November 30, 2017.

Topeka, Kansas



This 40,000 square foot facility was purchased on September 17, 2009, and is 100% net-leased to Coca-Cola Enterprises, Inc. The current annual rental income is $332,000 ($8.30 psf) through the lease expiration date of September 30, 2021.

Cocoa, Florida



This 89,101 square foot facility was purchased on November 30, 2007, and is 100% net-leased to FedEx Ground. The current annual rental income is $739,000 ($8.29 psf) through the lease expiration date of November 19, 2016.

Punta Gorda, Florida


FedEx

This 34,624 square foot facility was purchased on September 13, 2007, and is 100% net-leased to FedEx Corporation. The current annual rental income is $304,000 ($8.78 psf) through the lease expiration date of June 30, 2017.

Kansas City, Missouri



This 65,067 square foot facility was purchased on June 5, 2007, and is 100% net-leased to Kellogg Sales Company. The current annual rental income is $350,000 ($5.38 psf) through the lease expiration date of July 31, 2015.

Orion, Michigan



This 193,156 square foot facility was purchased on August 6, 2007, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,285,000 ($6.65 psf) through the lease expiration date of June 30, 2017.

Bedford Heights, Ohio


FedEx
FedEx
World Service Center

This 82,269 square foot facility was purchased on March 22, 2007, and is 100% net-leased to FedEx Corporation. The current annual rental income is $408,000 ($4.96 psf) through the lease expiration date of August 31, 2018.

Chattanooga, Tennessee



This 60,637 square foot facility was purchased on December 8, 2006, and is 100% net-leased to FedEx Corporation. The current annual rental income is $311,000 ($5.13 psf) through the lease expiration date of October 31, 2017.

Griffin, Georgia



This 218,120 square foot facility was purchased July 6, 2006, and is 100% net-leased to Caterpillar Logistics Systems, Inc. The current annual rental income is $1,169,000 ($5.36 psf) through the lease expiration date of November 30, 2016.

Roanoke, Virginia



This 83,000 square foot facility was purchased on December 8, 2006 and is 100% net-leased to DHL Express (U.S.), Inc. The current annual rental income is $607,000 ($7.35 psf), and increases 2% annually through the term of the lease, which expires on December 7, 2016.

Tampa, Florida



This 95,662 square foot facility, was purchased on December 29, 2005, and is 100% net-leased to FedEx Corporation. The current annual rental income is $602,000 ($6.30 psf) through the lease expiration date of September 30, 2017.

Colorado Springs, Colorado



This 68,370 square foot facility was purchased on December 21, 2005, and is 100% net-leased to FedEx Ground. The current annual rental income is $644,000 ($9.43 psf) through the lease expiration date of September 30, 2018.

El Paso, Texas



This 91,854 square foot facility was purchased on December 7, 2005, and is 100% net-leased to FedEx Ground. The current annual rental income is $668,000 ($7.27 psf) through the lease expiration date of September 30, 2015.

Richfield, Ohio



This 79,485 square foot facility was purchased on December 13, 2005, and is 100% net-leased to FedEx Ground. The current annual rental income is $645,000 ($8.11 psf) through the lease expiration date of October 31, 2016.

Lakeland, Florida


FedEx

This 32,105 square foot facility was purchased on November 8, 2005, and is 100% net-leased to FedEx Corporation. The current annual rental income is $157,000 ($4.88 psf) through the lease expiration date of November 30, 2017.

Augusta, Georgia



This 30,184 square foot facility was purchased on November 8, 2005, and is 100% net-leased to FedEx Corporation. The current annual rental income is $124,000 ($4.80 psf) through the lease expiration date of November 30, 2022.

Tampa, Florida


Keebler
Company

This 68,385 square foot facility was purchased on February 23, 2005, and is currently vacant. The property is actively being marketed.

Madison, Alabama



This 73,712 square foot facility was purchased on March 3, 2005, and is 100% net-leased to FedEx Ground. The current annual rent is $412,000 ($5.59 psf) through the lease expiration date of August 31, 2022.

Augusta, Georgia


FedEx

This 59,358 square foot facility was purchased on January 14, 2005, and is 100% net-leased to FedEx Ground. The current annual rental income is $453,000 ($7.64 psf) through the lease expiration date of June 30, 2018.

Montgomery, Illinois



This 171,200 square foot facility was purchased on December 29, 2004, and is 100% net-leased to Home Depot U.S.A., Inc. The current annual rental income is $878,000 ($5.13 psf), and increases 1.5% annually through the term of the lease, which expires on June 30, 2015.

Hanahan, South Carolina


ERIKA

This 306,000 square foot facility was purchased on December 3, 2004 and is 100% net-leased to Norton McNaughton. The current annual rental income is $1,389,000 ($4.54 psf) through the lease expiration date of April 29, 2015.

Hanahan, South Carolina



This 91,776 square foot facility was purchased on December 6, 2004, and is 100% net-leased to FedEx Ground. The current annual rental income is $675,000 ($7.35 psf) through the lease expiration date of July 31, 2018.

Denver, Colorado



This 69,865 square foot facility was purchased on October 28, 2004, and is 100% net-leased to FedEx Ground. The current annual rental income is $564,000 ($8.08 psf) through the lease expiration date of July 31, 2018.

Richmond, Virginia


Carrier

This 60,000 square foot facility was purchased on June 30, 2004, and is 100% net-leased to Carrier Sales & Distribution, LLC. The current annual rental income is $290,000 ($4.83 psf) and increases 2.5% annually through the term of the lease, which expires on May 31, 2016.

Wheeling, Illinois


FedEx

This 123,000 square foot facility was purchased on August 14, 2003, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,386,000 ($11.26 psf) through the lease expiration date of May 31, 2017.

Tampa, Florida



This 167,527 square foot facility was purchased on February 23, 2004, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,412,000 ($8.43 psf) through the lease expiration date of January 31, 2019.

Edwardsville, Kansas


CARLISLE

This 179,280 square foot facility was purchased on April 1, 2003, and is 100% net-leased to Carlisle Tire & Wheel Company. The current annual rental income is $689,000 ($3.84 psf) through the lease expiration date of May 31, 2013.

Ft. Myers, Florida



This 87,500 square foot facility was purchased on November 21, 2002, and is 100% net-leased to FedEx Ground. The current annual rental income is $416,000 ($4.76 psf) through the lease expiration date of October 31, 2014.

Cheektowaga, New York



This 104,981 square foot facility was purchased on September 19, 2002, and is 100% net-leased to FedEx Ground. The current annual rental income is $966,000 ($9.20 psf) through the lease expiration date of August 31, 2019.

Tolleson, Arizona



This 283,358 square foot facility was purchased on November 6, 2002, and is 100% net-leased to Western Container Corporation, (a division of Coca Cola). The current annual rental income is $1,170,000 ($4.20 psf), and increases 3% annually through the lease expiration date of April 30, 2017.

Elgin, Illinois



This 89,052 square foot facility was purchased on April 10, 2002, and is 100% net-leased to Joseph T. Ryerson & Son, Inc. The current annual rental income is $505,815 ($5.68 psf) through the lease expiration date of January 31, 2017.

Winston-Salem, North Carolina



This 106,507 square foot facility was purchased on January 30, 2002, and is currently leased to HEP Direct Inc. The current annual rental income is $288,000 ($2.70 psf) and increases 2.5% annually through the term of the lease, which expires on July 31, 2017.

Monroe, North Carolina



This 160,000 square foot facility was purchased on November 2, 2001, and is currently vacant. The property is actively being marketed.

White Bear Lake, Minnesota



This 59,425 square foot facility was purchased on December 20, 2001, and is currently vacant. This property is actively being marketed.

Granite City, Illinois



This 184,800 square foot facility was purchased on October 12, 2001, and is 100% net-leased to Anheuser-Busch, Inc. The current annual rental income is $759,000 ($4.08), and increases 2% annually through the term of the lease, which expires on May 31, 2016.

Carlstadt, New Jersey



This 59,400 square foot facility was purchased on July 20, 2001 by Palmer Terrace Realty Associates, LLC, in which the Company holds a 51% equity interest. This property is 100% net-leased to Macy's East, Inc. The current annual rental income is $451,000 ($7.60 psf) through the lease expiration date of March 31, 2014.

Cudahy, Wisconsin


FedEx

This 139,564 square foot facility was purchased on April 17, 2001, and is 100% net-leased to FedEx Ground. The current annual rental income is $901,000 ($6.45 psf) through the lease expiration date of June 30, 2017.

Beltsville, Maryland


22520

This 144,523 square foot facility was purchased on April 24, 2001, and is 100% net-leased to FedEx Ground. The current annual rental income is $1,426,000 ($9.87 psf) through the lease expiration date of July 31, 2018.

Newington, Connecticut



This 54,812 square foot facility was purchased on March 15, 2001, and is 100% net-leased to Kellogg Sales Company. The current annual rental income is $358,000 ($6.54 psf) through the lease expiration date of February 29, 2014.

St. Joseph, Missouri



This 388,671 square foot facility was purchased on February 6, 2001, and is 66% (256,000 sf) net-leased to Woodstream Corporation. The current annual rental income is $896,000 ($3.50 psf) through the lease expiration date of September 30, 2017.

West Chester Township, Ohio



This 103,818 square foot facility was purchased on February 18, 1999, and is 100% net-leased to FedEx Ground. The current annual rental income is $499,000 ($4.81 psf) through the lease expiration date of August 31, 2013.

Mechanicsville, Virginia



This 112,799 square foot facility was purchased on November 14, 2000, and is 100% net-leased to FedEx Corporation. The current annual rental income is $541,000 ($4.80 psf) through the lease expiration date of April 30, 2023.

Jacksonville, Florida



This 95,883 square foot facility was purchased on July 28, 1999, and is 100% net-leased to FedEx Corporation. The current annual rental income is $556,000 ($5.40 psf) through the lease expiration date of May 31, 2019.

Charlottesville, Virginia


FedEx

This 48,064 square foot facility was purchased on June 1, 1999, and is 100% net-leased to FedEx Corporation. The current annual rental income is $329,000 ($6.85 psf) through the lease expiration date of August 31, 2017.

Liberty, Missouri



This 98,200 square foot facility was purchased on August 26, 1998, and is currently vacant. The property is actively being marketed.

Omaha, Nebraska



This 89,115 square foot facility was purchased on December 11, 1998, and is 100% net-leased to FedEx Corporation. The current annual rental income is $535,000 ($6.00 psf) through the lease expiration date of October 31, 2013.

Romulus, Michigan


FedEx

This 71,933 square foot facility was purchased on June 22, 1998, and is 100% net-leased to FedEx Corporation. The current annual rental income is $370,000 ($5.15 psf) through the lease expiration date of May 31, 2021.

Burr Ridge, Illinois


AUTOMOTIVE
REFINISHING
TRAINING
CENTER

This 12,500 square foot facility was purchased on December 9, 1997, and is 100% net-leased to the Sherwin-Williams Company. The current annual rental income is $161,000 ($12.89 psf) through the lease expiration date of October 31, 2014.

Fayetteville, North Carolina



This 148,000 square foot facility was purchased on May 28, 1997, and is currently 100% net-leased to Maidenform, Inc. The current annual rental income is $444,000 ($3.00 psf) through the lease expiration date of December 31, 2013.

Schaumburg, Illinois



This 73,500 square foot facility was purchased June 11, 1997, and is 100% net-leased to FedEx Corporation. The current annual rental income is $514,500 ($7.00 psf) through the lease expiration date of March 31, 2017.

O'Fallon, Missouri



This 102,135 square foot facility was purchased on October 13, 1994, and is 100% net-leased to Pittsburgh Glass Works, LLC. The current annual rental income is $427,000 ($4.18 psf) through the lease expiration date of June 30, 2015.

Richland, Mississippi



This 36,000 square foot facility was purchased on March 29, 1994, and is 100% net-leased to FedEx Corporation. The current annual rental income is $140,000 ($3.90 psf) through the lease expiration date of March 31, 2014.

Ridgeland, Mississippi



This 26,340 square foot facility was purchased July 16, 1993, and is 100% net-leased to Graybar Electric Company Inc. The current annual rental income is $109,000 ($4.14 psf) through the lease expiration date of July 31, 2019.

Urbandale, Iowa



This 36,270 square foot facility was purchased March 31, 1994, and is 100% net-leased to Keystone Automotive Industries MN, Inc. The current annual rental income is $131,000 ($3.61 psf), and increases 2% annually through the term of the lease, which expires on March 31, 2017.

Greensboro, North Carolina



This 40,560 square foot facility was purchased on April 15, 1993, and is currently vacant. The building is actively being marketed.

Orangeburg, New York



This 50,400 square foot facility was purchased on November 25, 1992, and is 100% net-leased to Kellogg Sales Company. The current annual rental income is $353,000 ($7.00 psf) through the lease expiration date of February 28, 2014.

Monaca, Pennsylvania



The Moor Industrial Park, was purchased on January 1, 1988. The park currently consists of 193,398 rentable square feet situated on 23 acres, and includes 1,200 feet of undeveloped river frontage. The current gross annual rental income is approximately $615,000 ($3.06 psf). On December 31, 2012, this property was 100% occupied.

Somerset, New Jersey



The Company owns a 66.6% undivided interest in this shopping center, with the remaining 33.3% interest owned by D&E Realty, an unrelated entity. The total rentable space in this shopping center is approximately 42,800 square feet. An additional 21,365 square feet of land was leased to Taco Bell, Inc., on which a freestanding restaurant was completed in 1993. At December 31, 2012, the center was 96% occupied. The main store lease, containing 33,000 square feet, expires on January 31, 2013. The Company's portion of the annual gross rental income on this facility is approximately $304,000.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____________ to ____________

Commission File Number: 001-33177

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**22-1897375**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3499 Route 9 North, Suite 3-C, Freehold, NJ 07728
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **(732)- 577-9996**

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share – New York Stock Exchange
7.625% Series A Cumulative Redeemable Preferred Stock, $.01 par value per share, $25 liquidation value per share – New York Stock Exchange
7.875% Series B Cumulative Redeemable Preferred Stock, $.01 par value per share, $25 liquidation value per share – New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. _X_Yes __ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). _X_ Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of " large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act :

Large accelerated filer	_____	Accelerated filer	_X_
Non-accelerated filer	_____	Smaller reporting company	_____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ____ Yes _X_ No

The aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 31, 2012 was approximately $368,284,663 (based on the $9.74 closing price per share of common stock).

There were 41,194,309 shares of Common Stock outstanding as of December 1, 2012.

Documents Incorporated by Reference: None.

TABLE OF CONTENTS

PART I

ITEM 1 – BUSINESS

General Development of the Business

In this 10-K, "we", "us", "our", "MREIC" or "the Company", refers to Monmouth Real Estate Investment Corporation, together with its predecessors and subsidiaries, unless the context requires otherwise.

The Company is a corporation operating as a qualified real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

The Company was established in 1968 as a New Jersey Business Trust (NJBT). In 1990, the NJBT merged into a newly formed Delaware corporation. On May 15, 2003, the Company changed its state of incorporation from Delaware to Maryland by merging with and into a Maryland corporation (the Reincorporation). The Reincorporation was approved by the Company's shareholders at the Company's annual meeting on May 6, 2003. In 2005, the Company formed a wholly-owned taxable REIT subsidiary organized in Maryland, named MREIC Financial, Inc. MREIC Financial, Inc. had no activity from inception through September 30, 2012.

On July 31, 2007, the Company completed a strategic combination with Monmouth Capital Corporation (Monmouth Capital), a New Jersey Corporation (the merger). As a result of the merger, each share of Monmouth Capital's common stock outstanding at the time of the merger was converted into and exchanged for the right to receive 0.655 shares of the Company's common stock and the Company became the owner of all of the outstanding stock of Monmouth Capital. As a result of this transaction, the Company issued 3,727,706 shares of common stock valued at approximately $32,400,000. The total cost of the merger paid by the Company was approximately $33,970,000, which included the value of outstanding stock options of Monmouth Capital and certain transaction costs. The assets and liabilities of Monmouth Capital as of the effective time of the merger were recorded by the Company at their respective fair values and added to those of the Company. Monmouth Capital remains a wholly-owned subsidiary of the Company.

Narrative Description of Business

The Company's primary business is the ownership of real estate. Its investment focus is to own well-located net leased industrial properties which are leased primarily to investment-grade tenants on long-term leases. In addition, the Company holds a portfolio of REIT securities.

At September 30, 2012, the Company had investments in seventy-two rental properties, consisting of seventy-one industrial properties and one shopping center. (See Item 2 for a detailed description of the properties.) These properties are located in twenty-six states: Alabama, Arizona, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kansas, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and Wisconsin. All of these properties are wholly-owned with the exception of the two properties in New Jersey in which the Company owns a majority interest. All properties in which the Company has investments are leased on a net basis except an industrial park in Monaca, Pennsylvania and the shopping center located in Somerset, New Jersey.

During fiscal 2012, the Company purchased seven industrial properties totaling approximately 1,000,000 square feet located in Mississippi, New York, Ohio, Oklahoma and Texas for approximately $70,400,000. In the first quarter of fiscal 2013, the Company purchased an industrial property totaling approximately 172,000 square feet for $14,350,000 located in Livonia, Michigan which is 100% net-leased to FedEx Ground Package System. The funds for this additional acquisition were provided by a $9,500,000 mortgage on the property and cash on hand. We have entered into agreements to purchase eight new build-to-suit, industrial buildings that are currently being developed in Kentucky, Minnesota, Mississippi, Pennsylvania, Texas, Virginia and Wisconsin totaling approximately 1,832,000 square feet to be net-leased for 10 or more years, of which approximately 664,000 square feet or 36% will be leased to FedEx Ground Packaging System. The purchase price for the eight properties is approximately $109,000,000. Subject to satisfactory due diligence, we anticipate closing these eight transactions during fiscal 2013 and fiscal 2014. The Company intends to make additional acquisitions in fiscal 2013 and the funds for these acquisitions may come from mortgages, cash on hand, sale of marketable securities, other bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan (DRIP), private placements and public offerings of additional common or preferred stock or other securities. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made. Because of the contingent nature of contracts to purchase real property, the Company typically announces acquisitions only upon closing.

Currently, the Company derives its income primarily from real estate rental operations. Rental and reimbursement revenue (excluding lease termination income in fiscal 2012 of $3,222,283) was $50,488,770, $48,141,484 and $45,212,822 for the years ended September 30, 2012, 2011 and 2010, respectively. Total assets were $574,507,702 and $476,986,836 as of September 30, 2012 and 2011, respectively.

As of September 30, 2012, the Company had approximately 8,506,000 square feet of property, of which approximately 3,665,000 square feet, or approximately 43%, was leased to Federal Express Corporation (FDX) and its subsidiaries (12% to FDX and 31% to FDX subsidiaries). During fiscal 2012, the only tenant that accounted for 5% or more of our rental and reimbursement revenue was FDX (including its subsidiaries). Our rental and reimbursement revenue from FDX and its subsidiaries totaled approximately $27,202,000, $26,883,000 and $26,160,000, or 54%, 56% and 58% of total rent and reimbursement revenues for the years ended September 30, 2012, 2011 and 2010, respectively.

The Company's weighted-average lease expiration was approximately 5.3 and 5.1 years as of September 30, 2012 and 2011, respectively and its average rent per occupied square foot as of September 30, 2012 and 2011 was $5.62 and $5.59, respectively. At September 30, 2012 and 2011, the Company's occupancy rate was 95% and 97%, respectively.

The Company competes with other investors in real estate for attractive investment opportunities. These investors include other "equity" real estate investment trusts, limited partnerships, syndications and private investors, among others. Competition in the market areas in which the Company operates is significant and affects the Company's ability to acquire or expand properties, occupancy levels, rental rates, and operating expenses of certain properties. Management has built relationships with merchant builders which have historically provided the Company with investment opportunities that fit the Company's investment policy, however, the amount of construction of new industrial properties has significantly decreased in recent years due to the economic recession and subsequent low levels of GDP growth.

The Company continues to invest in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of the funds. This securities portfolio, to the extent not pledged to secure borrowings, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities. From time to time, the Company may use derivative instruments to mitigate interest rate risk. At September 30, 2012 and 2011, the Company had $61,685,173 and $44,265,059, respectively, of securities available for sale. The unrealized net gain on securities available for sale at September 30, 2012 and 2011 was $5,383,937 and $2,368,163, respectively.

On December 5, 2011, the Company sold 2,000,000 shares of common stock in a registered direct placement. The Company received net proceeds of approximately $16,200,000. The Company used such net proceeds to purchase additional properties in the ordinary course of business and for general corporate purposes.

On June 7, 2012 and June 21, 2012, the Company issued 2,000,000 and 300,000 shares, respectively, of 7.875% Series B Cumulative Redeemable Preferred Stock (Series B Preferred Stock) at an offering price of $25.00 per share in an underwritten public offering. The Company received net proceeds from the offering, after deducting the underwriting discount and other estimated offering expenses, of approximately $55,033,000 and intends to use the net proceeds from the offering to purchase properties in the ordinary course of business and for general corporate purposes.

Recent Developments

The Company's subsidiary, Monmouth Capital, had outstanding at September 30, 2012, $3,620,000 of 8% Convertible Subordinated Debentures due 2013 (the 2013 Debentures), and $4,995,000 of 8% Convertible Subordinated Debentures due 2015 (the 2015 Debentures). These Debentures were convertible into common stock of the Company at any time prior to redemption or maturity, at the conversion price of $9.16 per share in the case of the 2013 Debentures and a conversion price of $11.45 per share in the case of the 2015 Debentures. Pursuant to notice given, on October 29, 2012, the Company's subsidiary redeemed the 2013 and 2015 Debentures on November 30, 2012 for the full principal amount plus accrued interest to November 30, 2012. Between October 1, 2012 and November 30, 2012, $3,500,000 in principal amount of the Debentures was converted to 382,091 shares of common stock and $5,115,000 in principal amount of Debentures was redeemed.

Investment and Other Policies

The Company's investment policy is to concentrate its investments in the area of long-term net-leased industrial properties leased primarily to investment-grade tenants. The Company's strategy is to obtain a favorable yield spread between the income from the net-leased industrial properties and mortgage interest costs. In addition, management believes that investments in well-located industrial properties provide a potential for long-term capital appreciation. There is the risk that, upon expiration of leases, the properties will become vacant or re-leased at lower rents. The results obtained by the Company by re-leasing the properties will depend on the market for industrial properties at that time.

The Company seeks to invest in well-located, modern buildings leased pursuant to long-term leases primarily to investment grade tenants. In management's opinion, the newly built facilities meet these criteria. The Company has a concentration of properties leased to FDX and FDX subsidiaries. This is a risk factor that shareholders should consider. FDX is a publicly-owned corporation and information on its financial and business operations is readily available to the Company's shareholders.

Prior to July 31, 2007, the Company operated as part of a group of three public companies (all REITs) which included UMH Properties, Inc. (UMH) and Monmouth Capital (the affiliated companies). Monmouth Capital was merged into the Company on July 31, 2007. The Company continues to operate in conjunction with UMH. UMH has focused its investing in manufactured home communities. General and administrative expenses are allocated between the Company and UMH based on use or services provided, pursuant to a cost sharing arrangement between the affiliated companies. The Company has substantially reduced the cost sharing of salaries between the affiliated companies and currently has eleven full-time employees whose time is solely dedicated to the Company. During fiscal 2012, the Company transitioned its' property management in-house.

The Company may issue securities for property; however, this has not occurred to date. The Company may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company.

Property Management

Through July 31, 2012, sixty-eight of the Company's seventy wholly-owned industrial properties and the shopping center in Somerset, NJ, in which the Company holds a two-thirds interest, were managed on behalf of the Company by Cronheim Management Services, Inc. (CMS), a division of David Cronheim Company, a company affiliated with one of our directors as discussed in the Consolidated Financial Statements. CMS provided sub-agents as regional managers for the Company's properties. During fiscal 2011 and 2010 and through July 31, 2012, the Company was subject to management contracts with CMS for a fixed annual fee of $380,000. On February 1, 2012, the management fee contract was increased to $410,000 per annum. During 2012, 2011 and 2010, the Company also agreed to reimburse CMS for fees paid to subagents. CMS provided sub-agents as regional managers for the Company's properties. The Company paid CMS management fees (net of allocation to the minority owner of the Somerset, New Jersey shopping center) of $562,452, $547,751 and $421,647 fiscal 2012, 2011 and 2010, respectively, for the management of the properties subject to the management contract. Effective August 1, 2012, the Company's management contract with CMS terminated and the Company became a fully integrated and self-managed real estate company. Effective August 1, 2012, the Company's management contracts with CMS terminated and these sixty-eight wholly-owned industrial properties and the shopping center in Somerset, NJ became self-managed by the Company. CMS also received $15,950, $15,400 and $22,773 in lease commissions in fiscal 2012, 2011 and 2010, respectively. The David Cronheim Mortgage Corporation, an affiliated company, received $161,000, $-0- and $100,000 in mortgage brokerage commissions in fiscal 2012, 2011 and 2010.

The industrial property in Carlstadt, New Jersey is owned by Palmer Terrace Realty Associates, LLC. The Company owns 51% of Palmer Terrace Realty Associates, LLC. This property is managed by Marcus Associates, an entity affiliated with the owner of the 49% noncontrolling interest. Management fees paid by Palmer Terrace Realty Associates, LLC to Marcus Associates for each of the fiscal years ended 2012, 2011 and 2010 totaled $15,804.

The industrial property in Wheeling, Illinois was owned by Wheeling Partners, LLC. During fiscal 2011, the Company purchased the remaining 37% noncontrolling interest in Wheeling Partners, LLC for approximately $4,100,000. Prior to the Company purchasing the remaining 37% noncontrolling interest, this property was managed by Jones Development Company, an entity affiliated with the former owner of the 37% noncontrolling interest. Management fees paid by Wheeling Partners, LLC to Jones Development Company for 2011 and 2010 were $3,464 and $13,855, respectively.

The industrial property in El Paso, Texas, was owned by Jones EPI, LLC. During 2010, the Company purchased the remaining 35% noncontrolling interest in Jones EPI, LLC. Prior to the Company purchasing the remaining 35% noncontrolling interest, this property was managed by Jones Development Company, an entity affiliated with the former owner of the 35% noncontrolling interest. Management fees paid by Jones EPI, LLC to Jones Development Company for 2010 were $2,782.

Environmental Matters

Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although generally our tenants are primarily responsible for any environmental damage and claims related to the leased premises, in the event of the bankruptcy or inability of a tenant of such premises to satisfy any obligations with respect to such environmental liability, the Company may be required to satisfy such obligations. In addition, as the owner of such properties, the Company may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

From time to time, in connection with the conduct of the business or upon acquisition of a property, the Company authorizes the preparation of Phase I and, when necessary, Phase II environmental reports with respect to its properties. Based upon such environmental reports and the Company's ongoing review of its properties, as of the date of this Annual Report, the Company is not aware of any environmental condition with respect to any of its properties which it believes would be reasonably likely to have a material adverse effect on its financial condition and/or results of operations. There can be no assurance, however, that (1) the discovery of environmental conditions, the existence or severity of which were previously unknown; (2) changes in law; (3) the conduct of tenants; or (4) activities relating to properties in the vicinity of our properties, will not expose the Company to material liability in the future.

Contact Information

Additional information about the Company can be found on the Company's website which is located at www.mreic.com. The Company makes available, free of charge, on or through its website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). You can also read and copy any materials the Company files with the SEC at its Public Reference Room at 100 F Street, NE, Washington, DC 20549 (1-800-SEC-0330). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A – RISK FACTORS

Real Estate Industry Risks

Our business and financial results are affected by local real estate conditions in areas where we own properties. We may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants and potential tenants would have a negative effect on us.

Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;
- employment and personal income trends;
- zoning, use and other regulatory restrictions;
- income tax laws;
- changes in interest rates and availability and costs of financing;
- competition from other available real estate;
- in instances where our properties are not under a net lease, our ability to provide adequate maintenance and insurance;
- increased operating costs, including insurance premiums, utilities and real estate taxes, which may not be offset by increased rents and in instances where our properties are under a net lease, which may not be reimbursed by our tenants.

We may be unable to compete with our larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. We compete for properties with other real estate investors and purchasers, including other real estate investment trusts, limited partnerships, syndications and private investors, many of whom have greater financial resources, revenues and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. All of our industrial properties are subject to significant local competition. We also compete with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth. To the extent that we are unable to effectively compete in the marketplace, our business may be adversely affected.

We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We may incur additional costs to comply with any future requirements.

Our investments are concentrated in the industrial distribution sector and our business would be adversely affected by an economic downturn in that sector. Our investments in real estate assets are primarily concentrated in the industrial distribution sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Risks Associated with Our Properties

We may be unable to renew leases or relet space as leases expire. While we seek to invest in well-located, modern buildings leased to investment grade tenants on long-term leases, a number of our properties are subject to short-term leases. When a lease expires, a tenant may elect not to renew it. We may not be able to relet the property on similar terms, if we are able to relet the property at all. The terms of renewal or re-lease (including the cost of required renovations and/or concessions to tenants) may be less favorable to us than the prior lease. If we are unable to relet all or a substantial portion of our properties, or if the rental rates upon such reletting are significantly lower than expected rates, our cash generated before debt repayments and capital expenditures and our ability to make expected distributions, may be adversely affected. We have established an annual budget for renovation and reletting expenses that we believe is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

Our business is substantially dependent on Federal Express Corporation. FDX, together with its subsidiaries, is our largest tenant. As of September 30, 2012, FDX and its subsidiaries leased approximately 43% of the total square footage that we own. Annualized rental income and occupancy charges from FDX and its subsidiaries are estimated at approximately 54% of total rental and reimbursement revenue for fiscal 2012. If FDX and its subsidiaries, were to terminate its leases with us or become unable to make lease payments because of a downturn in its business or otherwise, our financial condition and ability to make expected distributions would be materially and adversely affected.

We are subject to risks involved in single tenant leases. We focus our acquisition activities on real properties that are net-leased to single tenants. Therefore, the financial failure of, or other default by, a single tenant under its lease is likely to cause a significant reduction in the operating cash flow generated by the property leased to that tenant and might decrease the value of that property. In addition, we will be responsible for 100% of the operating costs following a vacancy at a single tenant building.

We may be affected negatively by tenant financial difficulties and leasing delays. At any time, a tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in the demand for space at our industrial properties. As a result, our tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to us, resulting in a decrease of distributions to investors.

We receive a substantial portion of our income as rents under long-term leases. If tenants are unable to comply with the terms of their leases because of rising costs or falling revenues, we, in our sole discretion, may deem it advisable to modify lease terms to allow tenants to pay a lower rental rate or a smaller share of operating costs, taxes and insurance. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to the tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us for any reason could adversely affect our financial condition and the cash we have available for distribution.

We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits our ability to sell our properties. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

Environmental liabilities could affect our profitability. We face possible environmental liabilities. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed on, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability. As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated. We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral. We are not aware of any environmental liabilities relating to our investment properties which would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liabilities will not arise in the future and that such liabilities will not have a material adverse effect on our business, assets or results of operation.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties. We compete with other owners and operators of real estate, some of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow and cash available for distribution, the market price of our preferred and common stock and our ability to satisfy our debt service obligations could be materially adversely affected.

Coverage under our existing insurance policies may be inadequate to cover losses. Weather conditions and natural disasters such as hurricanes, tornados, earthquakes, floods, droughts, fires and other environmental conditions can harm our business operations. We generally maintain insurance policies related to our business, including casualty, general liability and other policies, covering our business operations, employees and assets. However, we would be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits were to occur with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated future revenue from the properties and, in the case of debt, which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, we cannot assure you that we will not incur losses in excess of our insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable costs.

We may be unable to acquire properties on advantageous terms or acquisitions may not perform as we expect. We have acquired individual properties and portfolios of properties, and intend to continue to do so. Our acquisition activities and their success are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the purchase price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures;

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result, our results of operations and financial condition could be adversely affected; and
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, to the seller. As a result, if a claim were asserted against us based upon ownership of those properties, we might have to pay substantial sums to resolve it, which could adversely affect our cash flow and financial condition.

Financing Risks

We face inherent risks associated with our debt incurrence. We finance a portion of our investments in properties and marketable securities through the incurrence of debt. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including:

- rising interest rates on our variable rate debt;
- inability to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;
- refinancing terms that are less favorable than the terms of existing debt; and
- inability to meet required payments of principal and/or interest.

We mortgage our properties, which subjects us to the risk of foreclosure in the event of non-payment. We mortgage many of our properties to secure payment of indebtedness and if we are unable to meet mortgage payments, then the property could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure of one or more of our properties could adversely affect our financial condition, results of operations, cash flow, and ability to service debt and make distributions and the market price of our preferred and common stock.

We face risks related to "balloon payments" and refinancings. Certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance this debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our capital stock. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional equity issuances may dilute the holdings of our current stockholders.

We may become more highly leveraged, resulting in increased risk of default on our obligations and an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. We have incurred, and may continue to incur, indebtedness in furtherance of our activities. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may vote to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We could therefore become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Covenants in our loan documents could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default under credit agreements or other debt instruments, our financial condition would be adversely affected.

Other Risks

We issued shares of our common stock under our Registration Statement on Form S-3 for our Dividend Reinvestment and Stock Purchase Plan when we were not eligible to use Form S-3, which may result in claims for rescission and other damages. Due to the late filing of a Form 8-K, we temporarily lost our eligibility to register securities on a Form S-3 on December 12, 2011. Despite this ineligibility, we issued approximately 859,000 shares of common stock under our Form S-3 registration statement for our Dividend Reinvestment and Stock Purchase Plan (DRIP) in December 2011, January 2012 and February 2012. The aggregate purchase price of these shares was approximately $7.4 million. On March 13, 2012, we discontinued issuances under this registration statement. On August 1, 2012, we filed a new registration statement on Form S-3, covering the resale of up to 3,000,000 shares of our common stock under the DRIP. On August 2, 2012, we reinstated the DRIP. The purchasers of the shares issued pursuant to our DRIP when we were not eligible to issue shares on Form S-3 could bring claims against us for rescission and other damages under federal or state securities laws.

Current economic conditions, including recent volatility in the capital and credit markets, could harm our business, results of operations and financial condition. The United States is continuing to experience the effects of an economic recession, during which the capital and credit markets experienced extreme volatility and disruption. The current economic environment has been affected by dramatic declines in the stock and housing markets, increases in foreclosures, unemployment and living costs as well as limited access to credit. This economic situation has impacted and is expected to continue to impact consumer spending levels. A sustained economic downward trend could impact our tenants' ability to meet their lease obligations due to poor operating results, lack of liquidity, bankruptcy or other reasons. Our ability to lease space and negotiate rents at advantageous rates could also be affected in this type of economic environment. Additionally, if markets again experience periods of volatility, access to capital and credit markets could be disrupted over a more extended period, which may make it difficult to obtain the financing we may need for future growth and/or to meet our debt service obligations as they mature. Any of these events could harm our business, results of operations and financial condition.

We may not be able to access adequate cash to fund our business. Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured term loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to expectations.

Moreover, difficult conditions in the financial markets and the economy generally have caused many lenders to suffer substantial losses, thereby causing many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. As a result, the real estate debt markets are continuing to experience a period of uncertainty, which may reduce our access to funding alternatives, or our ability to refinance debt on favorable terms, or at all. In addition, market conditions, such as the current global economic environment, may also hinder our ability to sell strategically identified assets and access the debt and equity capital markets. If these conditions persist, we may need to find alternative ways to access cash to fund our business, including distributions to shareholders. Such alternatives may include, without limitation, curtailing development or redevelopment activity, disposing of one or more of our properties possibly on disadvantageous terms or entering into or renewing leases on less favorable terms than we otherwise would, all of which could adversely affect our profitability. If we are unable to generate, borrow or raise adequate cash to fund our business through traditional or alternative means, our business, operations, financial condition and distributions to shareholders will be adversely affected.

We are dependent on key personnel. Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or to attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets.

We may amend our business policies without your approval. Our Board of Directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although our Board of Directors has no present intention to amend or reverse any of these policies, they may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all stockholders.

The market value of our preferred and common stock could decrease based on our performance and market perception and conditions. The market value of our preferred and common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our preferred and common stock is influenced by their respective distributions relative to market interest rates. Rising interest rates may lead potential buyers of our stock to expect a higher distribution rate, which would adversely affect the market price of our stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

There are restrictions on the ownership and transfer of our capital stock. To maintain our qualification as a REIT under the Code, no more than 50% in value of our outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, our charter contains provisions restricting the ownership and transfer of our capital stock. These restrictions may discourage a tender offer or other transaction, or a change in management or of control of us that might involve a premium price for our common stock or preferred stock or that our stockholders otherwise believe to be in their best interests, and may result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Our earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, we invest in and own securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide an attractive return, our earnings and cash flow could be adversely affected.

We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our charter and bylaws and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

- Our charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing common stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

- Our charter generally limits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assist us in qualifying as a REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor was attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.

- The request of stockholders entitled to cast a majority of the votes entitled to be cast at such meeting is necessary for stockholders to call a special meeting. We also require advance notice by common stockholders for the nomination of directors or proposals of business to be considered at a meeting of stockholders.

Our Board of Directors may authorize and cause us to issue securities without stockholder approval. Under our charter, the board has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland business statutes may limit the ability of a third party to acquire control of us. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in certain business combinations, including mergers, dispositions of 10 percent or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation. In our charter, we have expressly elected that the Maryland Business Combination Act not govern or apply to any transaction with our affiliated company UMH, a Maryland corporation.

We cannot assure you that we will be able to pay distributions regularly. Our ability to pay distributions in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries. We cannot guarantee that we will be able to pay distributions on a regular quarterly basis in the future.

If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must, among other things, satisfy two gross income tests, under which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to our leases to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. We believe that our leases will be respected as true leases for federal income tax purposes. However, there can be no assurance that the Internal Revenue Service (IRS) will agree with this view. If the leases are not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs, and we could lose our REIT status.

Failure to make required distributions would subject us to additional tax. In order to qualify as a REIT, we must, among other requirements, distribute, each year, to our stockholders at least 90 percent of our taxable income, excluding net capital gains. To the extent that we satisfy the 90 percent distribution requirement, but distribute less than 100 percent of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4 percent nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of:

- 85 percent of our ordinary income for that year;
- 95 percent of our capital gain net earnings for that year; and

- 100 percent of our undistributed taxable income from prior years.

To the extent we pay out in excess of 100 percent of our taxable income for any tax year, we may be able to carry forward such excess to subsequent years to reduce our required distributions for purposes of the 4 percent excise tax in such subsequent years. We intend to pay out our income to our stockholders in a manner intended to satisfy the 90 percent distribution requirement. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the 90 percent distribution requirement and to avoid corporate income tax.

We may not have sufficient cash available from operations to pay distributions, and, therefore, distributions may be made from borrowings. The actual amount and timing of distributions will be determined by our Board of Directors in its discretion and typically will depend on the amount of cash available for distribution, which will depend on items such as current and projected cash requirements and tax considerations. As a result, we may not have sufficient cash available from operations to pay distributions as required to maintain our status as a REIT. Therefore, we may need to borrow funds to make sufficient cash distributions in order to maintain our status as a REIT, which may cause us to incur additional interest expense as a result of an increase in borrowed funds for the purpose of paying distributions.

We may be required to pay a penalty tax upon the sale of a property. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100 percent penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of real estate or other property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend that we and our subsidiaries will hold the interests in the real estate for investment with a view to long-term appreciation, engage in the business of acquiring and owning real estate, and make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

We may be adversely affected if we fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service. Furthermore, we would no longer be required to make any distributions to our stockholders as a condition to REIT qualification. Any distributions to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions would be subject to a top federal tax rate of 15% through 2012. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied, and will always be able to comply, with the requirements to qualify as a REIT because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to continue to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the Federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are qualified or will remain qualified.

There is a risk of changes in the tax law applicable to real estate investment trusts. Because the IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

We may be unable to comply with the strict income distribution requirement applicable to REITs. As noted above, to maintain qualification as a REIT under the Code, a REIT must annually distribute to its stockholders at least 90% of its REIT taxable income, excluding the dividends paid deduction and net capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet the 90% distribution requirements. Difficulties in meeting the 90% distribution requirement might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed, because deductions may be disallowed or limited or because the IRS may make a determination that adjusts reported income. In those situations, we might be required to borrow funds or sell properties on adverse terms in order to meet the 90% distribution requirement and interest and penalties could apply which could adversely affect our financial condition. If we fail to satisfy the 90% distribution requirement, we would cease to be taxed as a REIT.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected. In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the application of the law in certain circumstances an the IRS's position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

Notwithstanding our status as a REIT, we are subject to various federal, state and local taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. We may be subject to other Federal income taxes and may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

Future terrorist attacks and military conflicts could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that interest rates may be affected by these events. An increase in interest rates may increase our costs of borrowing, leading to a reduction in our earnings. Terrorist acts could also result in significant damages to, or loss of, our properties.

We and our tenants may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. We may also be prohibited under the applicable lease from passing all or a portion of the cost of such insurance through to the tenant. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

We are subject to risks arising from litigation. We may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

The Company operates as a REIT. Our portfolio is primarily comprised of real estate holdings, some of which have been long-term holdings carried on our financial statements at depreciated cost. We believe that their current market values exceed both the original cost and the depreciated cost.

The following table sets forth certain information concerning the Company's real estate investments as of September 30, 2012:

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2012
AL	Huntsville	2005	Industrial	73,712	$1,517,136
AZ	Tolleson	2003	Industrial	283,358	5,233,830
CO	Colorado Springs	2006	Industrial	68,370	2,331,135
CO	Denver	2005	Industrial	69,865	2,138,347
CT	Newington	2001	Industrial	54,812	883,732
FL	Cocoa	2008	Industrial	89,101	6,159,845
FL	Ft. Myers	2003	Industrial	87,500	2,126,128
FL	Jacksonville	1999	Industrial	95,883	2,551,257
FL	Lakeland	2007	Industrial	32,105	1,314,513
FL	Orlando	2008	Industrial	110,638	5,172,705
FL	Punta Gorda	2007	Industrial	34,624	2,430,666
FL	Tampa (FDX Gr)	2004	Industrial	167,527	9,125,605
FL	Tampa (FDX)	2006	Industrial	95,662	4,755,184
FL	Tampa (Vacant)	2007	Industrial	68,385	2,547,002
GA	Augusta (FDX Gr)	2005	Industrial	59,358	1,512,799
GA	Augusta (FDX)	2007	Industrial	30,184	1,075,398
GA	Griffin	2006	Industrial	218,120	8,219,757
IA	Urbandale	1994	Industrial	36,270	-0-
IL	Burr Ridge	1997	Industrial	12,500	127,858
IL	Elgin	2002	Industrial	89,052	2,139,149
IL	Granite City	2001	Industrial	184,800	3,711,003
IL	Montgomery	2007	Industrial	171,200	5,149,186
IL	Rockford	2011	Industrial	66,387	1,850,372
IL	Schaumburg	1997	Industrial	73,500	-0-
IL	Wheeling	2007	Industrial	123,000	4,792,255
KS	Edwardsville	2003	Industrial	179,280	2,184,083
KS	Topeka	2009	Industrial	40,000	2,192,408
MD	Beltsville	2001	Industrial	144,523	7,621,060
MI	Orion	2007	Industrial	193,156	10,453,436
MI	Romulus	1998	Industrial	71,933	2,811,133
MN	White Bear Lake	2007	Industrial	59,425	-0-
MO	Kansas City	2007	Industrial	65,067	2,754,812
MO	Liberty	1998	Industrial	98,200	259,672
MO	O' Fallon	1994	Industrial	102,135	-0-
MO	St. Joseph	2001	Industrial	388,671	3,041,207
MS	Olive Branch	2012	Industrial	234,660	10,807,516
MS	Ridgeland (Jackson)	1993	Industrial	26,340	-0-
MS	Richland	1994	Industrial	36,000	-0-
NC	Fayetteville	1997	Industrial	148,000	3,393,480
NC	Greensboro	1993	Industrial	40,560	-0-

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2012
NC	Monroe	2001	Industrial	160,000	1,609,176
NC	Winston-Salem	2002	Industrial	106,507	-0-
NE	Omaha	1999	Industrial	89,115	566,053
NJ	Carlstadt (1)	2007	Industrial	59,400	2,442,483
NJ	Somerset (2)	1970	Shopping Center	64,138	-0-
NY	Cheektowaga	2007	Industrial	104,981	1,414,778
NY	Halfmoon	2012	Industrial	75,000	4,158,552
NY	Orangeburg	1993	Industrial	50,400	-0-
OH	Bedford Heights	2007	Industrial	82,269	3,334,608
OH	Lebanon	2012	Industrial	51,130	2,974,113
OH	Richfield	2006	Industrial	79,485	4,323,512
OH	Streetsboro	2012	Industrial	368,060	12,387,391
OH	West Chester Twp	2000	Industrial	103,818	2,918,809
OK	Oklahoma City	2012	Industrial	119,912	6,134,146
PA	Monaca	1997	Industrial	292,000	-0-
SC	Ft. Mill	2010	Industrial	112,784	3,881,926
SC	Hanahan (Norton)	2005	Industrial	306,000	6,806,437
SC	Hanahan (FDX Gr)	2005	Industrial	91,776	2,079,725
TN	Chattanooga	2007	Industrial	60,637	2,370,566
TN	Lebanon	2011	Industrial	381,240	8,364,855
TN	Memphis	2010	Industrial	449,900	9,478,694
TN	Shelby County	2007	Land	N/A	-0-
TX	Carrollton (Dallas)	2010	Industrial	184,317	10,426,352
TX	Corpus Christi	2012	Industrial	46,253	3,012,724
TX	Edinburg	2011	Industrial	113,582	4,569,920
TX	El Paso	2007	Industrial	91,854	4,556,424
TX	El Paso	2011	Land	N/A	-0-
TX	Houston	2010	Industrial	91,295	4,597,844
TX	Waco	2012	Industrial	102,594	5,781,464
VA	Charlottesville	1999	Industrial	48,064	506,266
VA	Richmond (Carrier)	2007	Industrial	60,000	-0-
VA	Richmond (FDX)	2001	Industrial	112,799	1,692,150
VA	Roanoke	2007	Industrial	83,000	3,617,193
WI	Cudahy	2001	Industrial	139,564	1,554,081
				8,505,737	$237,943,911

(1) The Company owns a 51% controlling equity interest.
(2) The Company has an undivided 2/3 interest.

The following table sets forth certain information concerning the principal tenants and leases for the Company's properties shown above:

State	City	Tenant	Annualized Rent	Lease Expiration	
AL	Huntsville	FedEx Ground Package System, Inc.	$412,000	08/31/22	(9)
AZ	Tolleson	Western Container Corp	1,232,000	04/30/17	(1)
CO	Colorado Springs	FedEx Ground Package System, Inc.	644,000	09/30/18	
CO	Denver	FedEx Ground Package System, Inc.	564,000	07/31/18	
CT	Newington	Kellogg Sales Company	358,000	02/28/14	(1)
FL	Cocoa	FedEx Ground Package System, Inc.	739,000	11/19/16	
FL	Ft. Myers	FedEx Ground Package System, Inc.	416,000	10/31/14	(1)
FL	Jacksonville	Federal Express Corporation	530,000	05/31/19	(1)
FL	Lakeland	Federal Express Corporation	157,000	11/30/17	(1)
FL	Orlando	Federal Express Corporation	659,000	11/30/17	
FL	Punta Gorda	Federal Express Corporation	304,000	06/30/17	
FL	Tampa	FedEx Ground Package System, Inc.	1,412,000	01/31/19	
FL	Tampa	Federal Express Corporation	603,000	09/30/17	
FL	Tampa	Vacant	-0-	N/A	
GA	Augusta	FedEx Ground Package System, Inc.	477,000	06/30/18	
GA	Augusta	Federal Express Corporation	123,000	11/30/22	(1)
GA	Griffin	Caterpillar, Inc.	1,169,000	11/30/16	
IA	Urbandale	Keystone Automotive	135,000	03/31/17	
IL	Burr Ridge	Sherwin-Williams Company	161,000	10/31/14	
IL	Elgin	Joseph T. Ryerson	506,000	01/31/17	(1)
IL	Granite City	Anheuser-Busch, Inc.	771,000	05/31/16	
IL	Montgomery	Home Depot USA, Inc.	883,000	06/30/15	
IL	Rockford	Sherwin-Williams Company	467,000	12/31/23	
IL	Schaumburg	FedEx Ground Package System, Inc.	515,000	03/31/17	
IL	Wheeling	FedEx Ground Package System, Inc.	1,386,000	05/31/17	
KS	Edwardsville	Carlisle Tire & Wheel Company	689,000	05/31/13	(1)(8)
KS	Topeka	Coca Cola Enterprises, Inc.	332,000	09/30/21	
MD	Beltsville	FedEx Ground Package System, Inc.	1,426,000	07/31/18	
MI	Orion	FedEx Ground Package System, Inc.	1,285,000	06/30/17	
MI	Romulus	Federal Express Corporation	370,000	05/31/21	
MN	White Bear Lake	Federal Express Corporation	433,000	11/30/12	(11)
MO	Kansas City	Kellogg Sales Company	350,000	07/31/15	(1)
MO	Liberty	Vacant	-0-	N/A	
MO	O' Fallon	Pittsburgh Glass Works	427,000	06/30/15	(1)
MO	St. Joseph	Woodstream Corp.	896,000	09/30/17	(4)
MS	Jackson	Graybar Electric Company	109,000	07/31/19	(5)
MS	Olive Branch	Anda Pharmaceuticals, Inc.	1,181,000	05/31/22	
MS	Richland	Federal Express Corporation	140,000	03/31/14	
NC	Fayetteville	Maidenform, Inc.	444,000	12/31/12	(1)
NC	Greensboro	Highways & Skyways, of NC, Inc.	108,000	N/A	(7)
NC	Monroe	Hajoca	565,000	10/31/16	(1)(2)
NC	Winston-Salem	H.E.P. Direct, Inc.	302,000	12/31/17	
NE	Omaha	Federal Express Corporation	535,000	10/31/13	
NJ	Carlstadt	Macy's East, Inc.	460,000	03/31/14	(3)
NJ	Somerset	Various	476,000	Various	(6)
NY	Cheektowaga	FedEx Ground Package System, Inc.	966,000	08/31/19	
NY	Halfmoon	RGH Enterprise, Inc.	574,000	12/01/21	

State	City	Tenant	Annualized Rent	Lease Expiration	
NY	Orangeburg	Kellogg Sales Company	353,000	02/28/14	(1)
OH	Bedford Heights	Federal Express Corporation	421,000	08/31/18	(1)
OH	Lebanon	Siemens Real Estate	452,000	04/30/19	
OH	Richfield	FedEx Ground Package System, Inc.	645,000	10/31/16	
OH	Streetsboro	Best Buy Warehousing Logistics, Inc.	1,582,000	01/31/22	
OH	West Chester Twp	RPS Ground (FDX)	499,000	08/31/13	(8)
OK	Oklahoma City	FedEx Ground Package System, Inc.	700,000	03/31/22	
PA	Monaca	Various	582,000	Various	
SC	Ft. Mill	FedEx Ground Package System, Inc.	1,024,000	09/30/19	
SC	Hanahan	Norton McNaughton of Squire, Inc.	1,389,000	04/29/15	
SC	Hanahan	FedEx Ground Package System, Inc.	675,000	07/31/18	
TN	Chattanooga	Federal Express Corporation	322,000	10/31/17	(1)
TN	Lebanon	Cracker Barrel Old Country Store	1,371,000	06/30/24	
TN	Memphis	FedEx Supply Chain Services, Inc.	1,296,000	05/31/19	
TN	Shelby County	N/A- Land	-0-	N/A	
TX	Corpus Christi	FedEx Ground Package System, Inc.	450,000	08/31/21	
TX	Dallas (Carrollton)	Carrier Enterprises, LLC.	1,535,000	01/11/19	
TX	Edinburg	FedEx Ground Package System, Inc.	598,000	08/31/21	
TX	El Paso	FedEx Ground Package System, Inc.	668,000	09/30/15	
TX	El Paso	N/A- Land	-0-	N/A	
TX	Houston	National Oilwell DHT, L.P.	728,000	09/30/22	
TX	Waco	FedEx Ground Package System, Inc.	659,000	05/29/22	
VA	Charlottesville	Federal Express Corporation	335,000	08/31/17	(1)
VA	Richmond	Carrier Sales	306,000	05/31/16	
VA	Richmond	Federal Express Corporation	677,000	10/21/14	(10)
VA	Roanoke	DHL	621,000	12/07/16	
WI	Cudahy	FedEx Ground Package System, Inc.	901,000	06/30/17	
			$45,480,000		

(1) Extension has been executed. See fiscal 2012 and 2013 renewal chart below.

(2) Lease extension had an early termination option which was exercised in October 2012. The Company received a lump sum termination payment of base rent in October 2012 of $423,860 plus reimbursement of real estate, insurance, maintenance and repairs of $153,086 covering the period 11/1/12 through 7/31/13.

(3) Estimated annual rent is the full rent per the lease. The Company consolidates the results of this property due to its controlling equity interest.

(4) Current tenant is leasing 66% of the square footage. Former tenant exercised its lease termination option resulting in the Company recognizing $3,222,283 of lease termination income in fiscal 2012 and $113,784 in fiscal 2013.

(5) Lease has an early termination option in 2014.

(6) The Company owns an undivided 2/3 interest. Estimated annual rent reflects the Company's proportionate share of the total rent. One tenant, representing 51% of the square footage, gave notice they will be vacating the property as of 1/31/13.

(7) This tenant is leasing 62% of the square footage on a month to month basis. Tenant gave notice in November 2012 that it will be vacating the property by December 31, 2012.

(8) Renewal is in discussion for leases expiring in fiscal 2013.

(9) Lease amendment effective 8/24/12 increased annual rent from $277,932 to $412,260 due to expansion which increased square footage from 56,698 sq. ft. to 73,712 sq. ft. and extended lease term from 8/31/14 to 8/31/22.

(10) Effective November 1, 2012, lease was amended to extend term to 4/30/23 and adjusted annual rent to $541,440.

(11) Upon lease expiration, this building became vacant.

All improved properties were 100% occupied at September 30, 2012 except for the following:

Property	Square Footage	Occupancy
Greensboro, NC	40,560	62%
Liberty, MO	98,200	-0-%
Monaca, PA	292,000	69%
Somerset, NJ	64,138	97%
St. Joseph, MO	388,671	66%
Tampa, FL	68,385	-0-%

The Company's weighted-average lease expiration was 5.3 and 5.1 years as of September 30, 2012 and 2011, respectively.

Our average occupancy rates for the years 2012, 2011, 2010, 2009 and 2008 were 95%, 97%, 96%, 96% and 97%, respectively. The average effective annual rent per square foot for 2012, 2011, 2010, 2009 and 2008 was $5.62, $5.59, $5.81, $5.64 and $5.28, respectively.

In fiscal 2012, approximately 15% of our gross leasable area, consisting of twelve leases totaling 1,294,560 square feet, was originally set to expire. As of September 30, 2012, the Company extended the following ten leases which were scheduled to expire in fiscal 2012 representing a tenant retention rate of 86%:

Property	Tenant	Square Feet	Former Average Rent PSF	Previous Lease Expiration	Renewal Average Rent PSF	New Lease Expiration	Renewal Term (years)
Ft Myers, FL	FedEx	87,500	$4.45	10/31/11	$4.76	10/31/14	3.0
Monroe, NC (1)	Hajoca Corporation	160,000	3.71	10/31/11	3.66	10/31/16	5.0
Elgin, IL	Ryerson	89,052	6.90	1/31/12	5.68	1/31/17	5.0
Orangeburg, NY	Kellogg Sales Company	50,400	7.00	2/29/12	7.00	2/28/13	1.0
Newington, CT	Kellogg Sales Company	54,812	6.54	2/29/12	6.54	2/28/13	1.0
Tolleson, AZ	Western Container	283,358	4.33	4/30/12	4.26	4/30/17	5.0
Edwardsville, KS	Carlisle Tire	179,280	3.77	5/31/12	3.84	5/31/13	1.0
O'Fallon, MO	Pittsburgh Glass	102,135	4.40	6/30/12	4.18	6/30/15	3.0
Kansas City, MO	Kellogg Sales Company	65,067	5.66	7/31/12	5.38	7/31/15	3.0
Charlottesville, VA	FedEx	48,064	7.37	8/31/12	6.85	8/31/17	5.0
Weighted Average			$4.81		$4.66		3.5

(1) Lease extension had an early termination option which was exercised in October 2012. The Company received a lump sum termination payment of base rent in October 2012 of $423,860 plus reimbursement of real estate, insurance, maintenance and repairs of $153,086 covering the period 11/1/12 through 7/31/13.

The remaining two leases for properties located in Winston-Salem, NC (containing 106,507 square feet) and located in Tampa, FL (containing 68,385 square feet) expired December 31, 2011. In July 2012, the Company entered in to a 5.4 year lease agreement with H.E.P. Direct Inc. for 100% of the space located in Winston-Salem, NC for an average annual rent per square foot of $2.62.

In fiscal 2013, approximately 11% of our gross leasable area, consisting of 11 leases totaling 896,813 square feet was originally set to expire. To date, the Company has extended the following 8 leases which were scheduled to expire in fiscal 2013:

Property	Tenant	Square feet	Former Average Rent PSF	Previous Lease Expiration	Renewal Average Rent PSF	New Lease Expiration	Renewal Term (years)
Chattanooga, TN	FedEx	60,637	$6.10	10/27/12	$5.13	10/31/17	5.0
Lakeland, FL	FedEx	32,105	5.13	11/30/12	4.83	11/30/17	5.0
Augusta, GA	FedEx	30,184	4.67	11/30/12	4.00	11/30/22	10.0
Fayetteville, NC	Maidenform, Inc.	148,000	3.00	12/31/12	3.00	12/31/13	1.0
Orangeburg, NY	Kellogg Sales Company	50,400	7.00	2/28/13	7.00	2/28/14	1.0
Newington, CT	Kellogg Sales Company	54,812	6.54	2/28/13	6.54	2/28/14	1.0
Jacksonville, FL	FedEx Ground	95,883	6.00	5/31/13	5.40	5/31/19	6.0
Bedford Heights, OH	FedEx	82,269	5.54	8/31/13	4.96	8/31/18	5.0
Weighted Average			$5.16		$4.81		3.6

The Company has been informed that one lease for 59,425 square feet or 7% of the space coming up for renewal in fiscal 2013 will not be renewed. This property is in White Bear Lake, MN leased to FDX. We continue to be in discussions with our tenants regarding the remaining two leases representing 283,098 square feet or 32% of the space scheduled for renewal in fiscal 2013.

The following table presents certain information as of September 30, 2012, with respect to the Company's leases expiring in the next ten years and thereafter:

Fiscal Year of Expiration	Property Count	Total Area Expiring (Sq Ft)	Current Annual Rent - $	Percent of Gross Annual Rent - %
Vacant	2	166,585	$-0-	0%
Month to Month	1	40,560	108,000	1%
Various*	2	356,138	1,058,000	2%
2013	5	650,523	2,630,000	6%
2014	5	289,727	1,846,000	4%
2015	8	949,055	4,971,000	11%
2016	2	244,800	1,077,000	2%
2017	15	1,974,627	11,272,000	25%
2018	10	826,048	5,647,000	12%
2019	8	1,192,862	7,324,000	16%
2020	-0-	-0-	-0-	0%
2021	4	271,768	1,750,000	4%
2022	7	1,065,233	5,836,000	13%
Thereafter	3	477,811	1,961,000	4%
Total	72	8,505,737	$45,480,000	100%

* Various relates to our two multi-tenant properties which have leases ranging from month to month to expirations through 2018.

ITEM 3 – LEGAL PROCEEDINGS

None.

ITEM 4 – MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since June 1, 2010, the common stock of Monmouth Real Estate Investment Corporation has been traded on the New York Stock Exchange, under the symbol "MNR". Previously, the common stock was traded on the NASDAQ Global Select Market. The per share range of high and low market prices and distributions paid to common shareholders during each fiscal quarter of the last two fiscal years were as follows:

	Fiscal 2012 Market Price				Fiscal 2011 Market Price		
Fiscal Qtr.	High	Low	Distrib.	Fiscal Qtr.	High	Low	Distrib.
First	$9.48	$7.51	$.15	First	$8.70	$7.70	$.15
Second	9.80	8.93	.15	Second	8.83	8.00	.15
Third	11.85	9.29	.15	Third	8.87	8.02	.15
Fourth	11.92	10.75	.15	Fourth	8.75	7.50	.15
			$.60				$ .60

On November 30, 2012, the closing price of our common stock was $10.50.

As of November 30, 2012, there were 1,165 shareholders of record who held shares of common stock of the Company.

It is the Company's intention to continue making quarterly distributions. On October 1, 2012, the Company declared a dividend of $.15 per share to be paid on December 17, 2012 to common shareholders of record on November 15, 2012. The Company's annual dividend rate on its common stock is currently $0.60 per share. The Company paid the distributions from cash flows from operations. Future common stock dividend policy will depend on the Company's earnings, capital requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

On December 5, 2011, the Company issued 2,000,000 shares of common stock in a registered direct placement at a price of $8.39 per share. The Company received net proceeds from the common stock offering of approximately $16,200,000. The Company used such net proceeds to purchase additional properties in the ordinary course of business and for general corporate purposes, including repayment of indebtedness.

As of September 30, 2012, the Company had outstanding 2,139,750 shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share, with an aggregate liquidation preference of $53,493,750 (Series A Preferred Stock). The Series A Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to our common stock and equal to any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank equal to the Series A Preferred Stock. We are required to pay cumulative dividends on the Series A Preferred Stock in the amount of $1.90625 per share each year, which is equivalent to 7.625% of the $25.00 liquidation value per share. The Series A Preferred Stock is traded on the New York Stock Exchange.

On October 14, 2010, the Company issued 817,250 shares of its Series A Preferred Stock in a registered direct placement at a price of $24.00 per share. The Company received net proceeds from the Series A Preferred Stock offering of approximately $19,000,000 and used such net proceeds to purchase additional properties in the ordinary course of business and for general corporate purposes, including repayment of indebtedness.

On October 1, 2012, the Board of Directors declared a quarterly dividend of $0.4765625 per share on the Company's Series A Preferred Stock payable December 17, 2012, to shareholders of record on November 15, 2012. Series A preferred share dividends are cumulative and payable quarterly at an annual rate of $1.90625 per share.

On June 7, 2012 and June 21, 2012, the Company issued 2,000,000 and 300,000 shares, respectively, of 7.875% Series B Cumulative Redeemable Preferred Stock (Series B Preferred Stock) at an offering price of $25.00 per share in an underwritten public offering. The Company received net proceeds from the offering, after deducting the underwriting discount and other estimated offering expenses, of approximately $55,033,000 and intends to use the net proceeds from the offering to purchase properties in the ordinary course of business and for general corporate purposes, including repayment of indebtedness. Dividends on the Series B Preferred stock are cumulative from the date Series B Preferred Stock were first issued and payable quarterly at an annual rate of $1.96875. The Series B Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to our common stock and equal to our Series A Preferred Stock and equal to any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank equal to the Series B Preferred Stock. As of September 30, 2012, the Company had outstanding 2,300,000 shares of Series B Preferred Stock, par value $.01 per share, with an aggregate liquidation preference of $57,500,000. We are required to pay cumulative dividends on the Series B Preferred Stock in the amount of $1.96875 per share each year, which is equivalent to 7.875% of the $25.00 liquidation value per share. The Series B Preferred Stock is traded on the New York Stock Exchange.

On October 1, 2012, the Board of Directors declared a quarterly dividend of $0.4921875 per share on the Company's Series B Preferred Stock payable December 17, 2012, to shareholders of record on November 15, 2012. Series B Preferred Stock dividends are cumulative and payable quarterly at an annual rate of $1.96875 per share.

Issuer Purchases of Equity Securities

On June 29, 2011, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created on March 3, 2009 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. During fiscal year 2009, the Company purchased 5,000 shares of its common stock for $4.98 per share for a total of $24,905 on the open market. There were no other purchases under the repurchase program. During fiscal year 2012, the Company distributed the 5,000 shares which were held in treasury to shareholders through the Dividend Reinvestment and Stock Purchase Plan (DRIP). The Company holds no shares in treasury as of September 30, 2012. The maximum dollar value that may be purchased under the repurchase program as of September 30, 2012 is $10,000,000.

Equity Compensation Plan Information

The Company has a Stock Option and Stock Award Plan, adopted in 2007 and amended and restated in 2010 (the 2007 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock and up to 100,000 shares of restricted stock awards in any one fiscal year. See Note 10 in the Notes to the Consolidated Financial Statements included in this Form 10-K for a description of the plan.

The following table summarizes information, as of September 30, 2012, relating to equity compensation plan of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding Securities reflected in column (a)) (c)
Equity Compensation Plan Approved by Security Holders	859,430	$8.05	801,961
Equity Compensation Plan not Approved by Security Holders	N/A	N/A	N/A
Total	859,430	$8.05	801,961

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the FTSE NAREIT Composite Index (US), published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.


Dollars
250
200
150
100
50
0
100
100
98
120
130
195
87
78
73
65
83
80
84
81
113
105
2007
2008
2009
2010
2011
2012
Year ended September 30
Monmouth Real Estate Investment Corp
FTSE NAREIT Composite
S&P 500

ITEM 6 – SELECTED FINANCIAL DATA

The following table sets forth selected financial and other information for the Company for the periods and as of the dates indicated. This table should be read in conjunction with management's discussion and analysis of financial condition and results of operations and all of the financial statements and notes thereto included elsewhere herein.

	September 30,				
	2012	2011	2010	2009	2008
OPERATING DATA:					
Rental and Reimbursement Revenue	$50,488,770	$48,141,484	$45,212,822	$41,318,498	$39,148,259
Lease Termination Income	3,222,283	-0-	-0-	-0-	-0-
Gain (Loss) on Securities Transactions, net	6,044,065	5,238,203	2,609,149	(6,601,460)	(3,660,283)
Interest and Dividend Income	3,358,674	3,100,327	2,510,909	2,502,253	1,871,262
Total Expenses	26,657,111	24,601,551	22,725,237	19,924,404	18,640,759
Gain (Loss) on Sale of Investment Property	-0-	-0-	-0-	-0-	6,790,616
Interest Expense	15,352,499	14,870,906	14,822,725	13,897,398	13,138,767
Amortization Expense	2,439,315	1,855,227	1,639,244	1,568,056	1,993,597
Income from Continuing Operations	18,664,867	15,152,330	11,145,674	1,829,433	3,586,115
Income (loss) from Discontinued Operations	19,628	265,868	(138,159)	(176,532)	7,436,780
Net Income	18,684,495	15,418,198	11,007,515	1,652,901	11,022,895
Net Income (Loss) Attributable to Common Shareholders	13,171,369	11,338,979	8,486,301	(868,313)	8,501,551
Income from Continuing Operations Per Share					
Basic	.47	.43	.36	.07	.15
Diluted	.47	.43	.36	.07	.15
Net Income (Loss) Attributable to Common Shareholders per share					
Basic	.33	.32	.28	(.03)	.35
Diluted	.33	.32	.28	(.03)	.35
BALANCE SHEET DATA:					
Total Assets	$574,507,702	$476,986,836	$454,118,797	$394,994,437	$389,077,597
Real Estate Investments, Net	468,967,424	409,023,556	389,588,435	345,880,581	346,605,272
Mortgage Notes Payable	237,943,911	211,614,170	210,577,861	192,050,283	191,947,632
8% Subordinated Convertible Debentures	8,615,000	8,915,000	13,990,000	13,990,000	14,990,000
Series A 7.625% Cumulative Redeemable Preferred Stock	53,493,750	53,493,750	33,062,500	33,062,500	33,062,500
Series B 7.875% Cumulative Redeemable Preferred Stock	57,500,000	-0-	-0-	-0-	-0-
Total Shareholders' Equity	315,687,139	234,514,084	213,034,719	161,497,704	159,910,964
CASH FLOW DATA:					
Net Cash Provided (Used) By:					
Operating Activities	$26,808,821	$22,126,819	$18,995,659	$19,591,455	$17,438,835
Investing Activities	(80,640,038)	(30,365,918)	(55,701,769)	(11,655,914)	(39,831,002)
Financing Activities	72,105,267	7,801,354	37,439,775	(7,202,915)	16,345,092

	September 30,				
OTHER INFORMATION:	2012	2011	2010	2009	2008
Average Number of Common Shares Outstanding - Basic	39,660,692	35,083,457	30,371,217	24,981,427	24,131,497
Funds from Operations*	$26,119,795	$22,876,729	$19,142,454	$9,152,310	$11,397,238
Adjusted Funds from Operations*	$26,787,594	$23,301,886	$19,601,484	$9,152,310	$11,397,238
Cash Dividends Per Common Share	.60	.60	.60	.60	.60

* Funds from operations (FFO), is defined as net income, attributable to common shareholders, excluding gains (or losses) from sales of depreciable assets, plus depreciation and amortization of intangible assets. Adjusted FFO is defined as FFO plus acquisition costs. FFO should be considered as a supplemental measure of operating

performance used by REITs. The Company believes that FFO is helpful to investors as one of several measures of the performance of a REIT. FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding the Company's financial performance.

FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO and adjusted FFO are calculated as follows:

	2012	2011	2010	2009	2008
Net Income Attributable to Common Shareholders	$13,171,369	$11,338,979	$8,486,301	($868,313)	$8,501,551
(Gain) Loss on Sale of Investment Property (A)	-0-	-0-	-0-	-0-	(6,790,616)
Depreciation	11,471,070	10,312,807	9,282,829	8,553,869	7,892,129
Depreciation Related to Discontinued Operations	-0-	38,551	123,983	23,118	135,056
Amortization of Lease Intangible Assets	1,477,356	1,186,392	1,249,341	1,443,636	1,659,118
FFO Attributable to Common Shareholders	$26,119,795	$22,876,729	$19,142,454	$9,152,310	$11,397,238
Acquisition Costs	667,799	425,157	459,030	-0-	-0-
Adjusted FFO Attributable to Common Shareholders	$26,787,594	$23,301,886	$19,601,484	$9,152,310	$11,397,238

(A) Consists of the gain on sale of the Franklin, MA and Ramsey, NJ properties in 2008. These gains are included in discontinued operations.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Safe Harbor Statement

Statements contained in this Form 10-K, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also, when we use any of the words "anticipate," "assume," "believe," "estimate," "expect," "intends," "plans," "seeks," "could," "may," or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our current intentions and on our current expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, which could cause actual results or events to differ materially from those we anticipate or project, such as:

- the ability of our tenants to make payments under their respective leases, our reliance on certain major tenants and our ability to re-lease properties that are currently vacant or that become vacant;
- our ability to obtain suitable tenants for our properties;
- changes in real estate market conditions and general economic conditions;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations and illiquidity of real estate investments;
- our ability to sell properties at an attractive price;
- our ability to repay debt financing obligations;
- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- the loss of any member of our management team;
- our ability to comply with certain debt covenants;
- our ability to integrate acquired properties and operations into existing operations;
- our continued ability to access the debt or equity markets;
- the availability of other debt and equity financing alternatives;
- market conditions affecting our debt and equity securities;
- changes in interest rates under our current credit facility and under any additional variable rate debt arrangements that we may enter into in the future;
- our ability to successfully implement our selective acquisition strategy;
- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- declines in the market value of our investment securities; and
- our ability to qualify as a real estate investment trust for federal income tax purposes.

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere herein.

Overview

The Company is a REIT and its primary business is the ownership and management of industrial buildings subject to long-term net-leases, primarily to investment grade tenants. At September 30, 2012, the Company held investments in seventy-two properties totaling approximately 8,506,000 square feet, consisting of seventy-one industrial properties and one shopping center, located in Somerset, New Jersey. Total net real estate investments were $468,967,424 at September 30, 2012. These properties are located in twenty-six states: Alabama, Arizona, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kansas, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina,

Tennessee, Texas, Virginia, and Wisconsin. All of these properties are wholly owned, with the exception of an industrial property in New Jersey, in which the Company owns a majority interest, and the shopping center, in which the Company holds a two-thirds interest.

The Company's weighted-average lease expiration was 5.3 and 5.1 as of September 30, 2012 and 2011, respectively and its average rent per occupied square foot as of September 30, 2012 and 2011 was $5.62 and $5.59, respectively. At September 30, 2012 and 2011, the Company's occupancy was 95% and 97%, respectively. During fiscal 2012, the Company acquired seven industrial properties totaling approximately 1,000,000 square feet for approximately $70,400,000.

The Company has a concentration of FDX leased properties. At September 30, 2012, the total FDX and FDX subsidiaries leased square footage as a percentage of the Company's total rental space was 43%, with 12% leased to FDX and 31% leased to FDX subsidiaries. The percentage of rental and reimbursement revenue from FDX was 54% for the year ended September 30, 2012.

The Company's revenue primarily consists of rental and reimbursement revenue from the ownership of industrial rental property. Rental and reimbursement revenue increased $2,347,286, or 5%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. Total expenses (excluding other income and expense) increased $2,055,560, or 8%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The increases were due mainly to the revenue and expenses relating to the property acquisitions made during fiscal 2012 and an increase in general and administrative expenses of $764,275, which is mainly due to an increase in compensation expense of approximately $533,000.

During the first quarter of fiscal 2013, the Company purchased one industrial property totaling approximately 172,000 square feet for approximately $14,350,000 located in Livonia, Michigan. The Company has entered into agreements to purchase eight new build-to-suit, industrial buildings that are currently being developed in Kentucky, Minnesota, Mississippi, Pennsylvania, Texas, Virginia and Wisconsin totaling approximately 1,832,000 square feet. The purchase price for the eight properties is approximately $109,000,000. Subject to satisfactory due diligence, the Company anticipates closing these eight transactions during fiscal 2013 and fiscal 2014.

The Company intends to continue to increase its real estate investments in fiscal 2013 through acquisitions or expansions of properties. The growth of the real estate portfolio depends on the availability of suitable properties which meet the Company's investment criteria and appropriate financing. Competition in the market areas in which the Company operates is significant and affects acquisitions, occupancy levels, rental rates and operating expenses of certain properties.

Revenues also include interest and dividend income and net gain on securities transactions. The Company holds a portfolio of securities of other REITs with a fair value of $61,685,173 as of September 30, 2012. The Company invests in REIT securities on margin from time to time when the Company can achieve an adequate yield spread. The REIT securities portfolio provides the Company with liquidity and additional income and serves as a proxy for real estate when suitable acquisitions are not available. As of September 30, 2012, the Company's portfolio consisted primarily of 39% REIT preferred stocks and 61% REIT common stocks. The Company's weighted-average yield on the securities portfolio for 2012 was approximately 7.1%. Interest and dividend income increased to $3,358,674 for fiscal 2012 as compared to $3,100,327 in fiscal 2011. In fiscal 2012, the average balance and yield increased. During fiscal 2012, the Company recognized $6,044,065 in gains on securities transactions. The market for REIT securities has increased during fiscal 2012 and the Company has unrealized gains of $5,383,937 in its REIT securities portfolio as of September 30, 2012. The dividends received from our securities investments continue to meet our expectations. It is our intent to hold these securities long-term.

The Company had $24,650,858 in cash and cash equivalents and $61,685,173 in REIT securities as of September 30, 2012. The Company believes that funds generated from operations, the Dividend Reinvestment and Stock Purchase Plan (the DRIP), the issuance of Cumulative Redeemable Preferred Stock and the line of credit ("Line of Credit"), together with the ability to finance and refinance its properties, will provide sufficient funds to adequately meet its obligations over the next several years.

On December 5, 2011, the Company issued 2,000,000 shares of common stock in a registered direct placement at a price of $8.39 per share. The Company received net proceeds from the common stock offering of approximately $16,200,000. The Company used such net proceeds to purchase additional properties in the ordinary course of business and for general corporate purposes, including the repayment of indebtedness.

On June 7, 2012 and June 21, 2012, the Company issued 2,000,000 and 300,000 shares, respectively, of 7.875% Series B Cumulative Redeemable Preferred Stock (Series B Preferred Stock) at an offering price of $25.00 per share in an underwritten public offering. The Company received net proceeds from the offering, after deducting the underwriting discount and other estimated offering expenses, of approximately $55,033,000 and intends to use the net proceeds from the offering to purchase properties in the ordinary course of business and for general corporate purposes, including the repayment of indebtedness.

See PART I, Item 1 – Business and Item 1A – Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to the Company and the opportunities and challenges, and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following significant accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note No. 1 in the Notes to the Company's Consolidated Financial Statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles is amortized to expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions above and below market leases and the in-place lease value is charged to expense when there is a signed termination agreement, all of the conditions of the termination agreement are met, the tenant is no longer occupying the property and the termination consideration, if any, is probable of collection.

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC Topic 360, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable.

The following are examples of such events or changes in circumstances that would indicate to management that there may be an impairment of a property:

- A non-renewal of a lease and subsequent move out by the tenant;
- A renewal of a lease at a significantly lower rent than a previous lease;
- A significant decrease in the market value of a property;
- A significant adverse change in the extent or manner in which a property is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of a property, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a property;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a property; or
- A current expectation that, more likely than not, a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The process entails the analysis of property for instances where the net book value exceeds the estimated fair value. In accordance with ASC Topic 360, an impairment loss shall be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company utilizes the experience and knowledge of its internal valuation team to derive certain assumptions used to determine an operating property's cash flow. Such assumptions include re-leasing and renewal probabilities upon future lease expirations, vacancy factors, rental growth rates, and capital expenditures.

As part of our review of our property portfolio, we have evaluated our properties in Monaca, PA, Greensboro, NC and St. Joseph, MO which had occupancy rates of 69%, 62% and 66%, respectively, as of September 30, 2012, and noted that the sum of the discounted cash flows exceeded its historical net cost basis. We have also evaluated the two vacant properties in our portfolio and any properties which we believe may not renew their leases and noted that the sum of the discounted cash flows expected for potential leases of these properties exceeded their historical net cost basis. Management considers on a quarterly basis whether the marketing rent (advertised) or the market rent has decreased or if any additional indicators are present which would indicate a significant decrease in net cash flows. Management typically will obtain an independent appraisal to assist in evaluating a potential impairment for a property that has been vacant for several years. We have also considered the properties which had lease renewals at rental rates lower than the previous rental rates and noted that the sum of the new discounted cash flows expected for the renewed leases exceeded these properties' historical net cost basis.

The Company reviewed its operating properties in light of the requirements of ASC Topic 360-10 and determined that, as of September 30, 2012, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. Management individually reviews and evaluates our marketable securities for impairment on a quarterly basis, or when events or circumstances occur. Management considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. If a decline in fair value is determined to be other than temporary, a non-cash impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale. The Company's securities at September 30, 2012 and 2011 are all classified as available-for-sale and are carried at fair value based on quoted market prices. Gains or losses on the sale of securities are calculated based on the average cost method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. The change in net unrealized holding gains are reflected as comprehensive income.

Revenue Recognition and Estimates

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease. Leases typically provide for reimbursement of real estate taxes, insurance, and other operating costs. These occupancy charges are recognized as earned. Estimates are used to establish amounts receivable and revenue from tenants for such things as annualized rents, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to whether a provision for allowance for doubtful accounts receivable and loans receivable is necessary. The allowance for doubtful accounts reflects management's estimate of the amounts of the recorded accounts receivable and loans receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from our estimates, or if the Company's tenants' financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

Lease Termination Income

Lease termination income is recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. In March 2012, the Company received $3,222,283 in lease termination income on its property in St. Joseph, MO. The Company also received reimbursement of $79,353 for real estate taxes and utilities. Additionally, if the Company does not re-lease or sell the entire property before November 30, 2012, the tenant will pay to the Company additional rent from September 1, 2012 through November 30, 2012 in the amount of $111,113 per month (pro-rated for any area/time leased). On May 8, 2012, the Company entered into a 5-year lease agreement with Woodstream Corp. for approximately 256,000 square feet (representing approximately 66% of the space) at the Company's 388,671 square foot facility in St. Joseph, MO. Rent commenced on September 1, 2012 and the annual rental income is $896,000 ($3.50 per square foot). This lease expires on September 30, 2017. In December 2012, the Company expects to receive $113,784 in lease termination income representing approximately 34% of the additional rent from September 1, 2012 through November 30, 2012 for the portion of the space that was not re-leased.

Results of Operations

Occupancy and Rent per Occupied Square Foot

The Company's weighted-average lease expiration was 5.3 and 5.1 years as of September 30, 2012 and 2011, respectively and its average rent per occupied square foot for fiscal 2012 and 2011 was $5.62 and $5.59, respectively. As of September 30, 2012 and 2011, the Company's occupancy rate was 95% and 97%, respectively. All improved properties were 100% occupied at September 30, 2012 except for the following:

Property	Square Footage	Occupancy
Greensboro, NC	40,560	62%
Liberty, MO	98,200	-0-%
Monaca, PA	292,000	69%
Somerset, NJ	64,138	97%
St. Joseph, MO	388,671	66%
Tampa, FL	68,385	-0-%

Lease Renewals and Extensions

In fiscal 2012, approximately 15% of our gross leasable area, consisting of twelve leases totaling 1,294,560 square feet, was originally set to expire. As of September 30, 2012, the Company extended the following ten leases which were scheduled to expire in fiscal 2012 representing a tenant retention rate of 86%:

Property	Tenant	Square Feet	Former Average Rent PSF	Previous Lease Expiration	Renewal Average Rent PSF	New Lease Expiration	Renewal Term (years)
Ft Myers, FL	FedEx	87,500	$4.45	10/31/11	$4.76	10/31/14	3.0
Monroe, NC (1)	Hajoca Corporation	160,000	3.71	10/31/11	3.66	10/31/16	5.0
Elgin, IL	Ryerson	89,052	6.90	1/31/12	5.68	1/31/17	5.0
Orangeburg, NY	Kellogg Sales Company	50,400	7.00	2/29/12	7.00	2/28/13	1.0
Newington, CT	Kellogg Sales Company	54,812	6.54	2/29/12	6.54	2/28/13	1.0
Tolleson, AZ	Western Container	283,358	4.33	4/30/12	4.26	4/30/17	5.0
Edwardsville, KS	Carlisle Tire	179,280	3.77	5/31/12	3.84	5/31/13	1.0
O'Fallon, MO	Pittsburgh Glass	102,135	4.40	6/30/12	4.18	6/30/15	3.0
Kansas City, MO	Kellogg Sales Company	65,067	5.66	7/31/12	5.38	7/31/15	3.0
Charlottesville, VA	FedEx	48,064	7.37	8/31/12	6.85	8/31/17	5.0
Weighted Average			$4.81		$4.66		3.5

(1) Lease extension had an early termination option which was exercised in October 2012. The Company received a lump sum termination payment of base rent in October 2012 of $423,860 plus reimbursement of real estate, insurance, maintenance and repairs of $153,086 covering the period 11/1/12 through 7/31/13.

The remaining two leases for properties located in Winston-Salem, NC (containing 106,507 square feet) and located in Tampa, FL (containing 68,385 square feet) expired December 31, 2011. In July 2012, the Company entered into a 5.4 year lease agreement with H.E.P. Direct Inc. for 100% of the space located in Winston-Salem ,NC for an average annual rent per square foot of $2.62.

In fiscal 2013, approximately 11% of our gross leasable area, consisting of 11 leases totaling 896,813 square feet was originally set to expire. To date, the Company has extended the following 8 leases which were scheduled to expire in fiscal 2013:

Property	Tenant	Square feet	Former Average Rent PSF	Previous Lease Expiration	Renewal Average Rent PSF	New Lease Expiration	Renewal Term (years)
Chattanooga, TN	FedEx	60,637	$6.10	10/27/12	$5.13	10/31/17	5.0
Lakeland, FL	FedEx	32,105	5.13	11/30/12	4.83	11/30/17	5.0
Augusta, GA	FedEx	30,184	4.67	11/30/12	4.00	11/30/22	10.0
Fayetteville, NC	Maidenform, Inc.	148,000	3.00	12/31/12	3.00	12/31/13	1.0
Orangeburg, NY	Kellogg Sales Company	50,400	7.00	2/28/13	7.00	2/28/14	1.0
Newington, CT	Kellogg Sales Company	54,812	6.54	2/28/13	6.54	2/28/14	1.0
Jacksonville, FL	FedEx Ground	95,883	6.00	5/31/13	5.40	5/31/19	6.0
Bedford Heights, OH	FedEx	82,269	5.54	8/31/13	4.96	8/31/18	5.0
Weighted Average			$5.16		$4.81		3.6

The Company has been informed that one lease for 59,425 square feet or 7% of the space coming up for renewal in fiscal 2013 will not be renewed. This property is in White Bear Lake, MN leased to FDX. We continue to be in discussions with our tenants regarding the remaining two leases representing 283,098 square feet or 32% of the space scheduled for renewal in fiscal 2013.

Acquisitions During Fiscal 2012

On October 11, 2011, the Company purchased a 368,060 square foot industrial building located in Streetsboro, Ohio. The building is 100% net leased to Best Buy Warehousing Logistics, Inc. through January 31, 2022. The purchase price was $19,600,000. The Company obtained a mortgage of $12,740,000 at a fixed interest rate of 5.5% for 10 years and paid the remaining amount with a draw on its unsecured Line of Credit. This mortgage matures on November 1, 2021. Annual rental income over the remaining term of the lease is approximately $1,582,000.

On October 18, 2011, the Company purchased a 46,253 square foot industrial building located in Corpus Christi, Texas. The building is 100% net leased to FedEx Ground Package System, Inc. through August 31, 2021 and is subject to a ground lease with the City of Corpus Christi. The purchase price was $4,992,000. The Company obtained a mortgage of $3,150,000 and paid the remaining amount with a draw on its Line of Credit. The mortgage has a fixed interest rate of 5.85% for the first 5 years, and on December 1, 2016, the interest rate will reset to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%. This mortgage matures on November 1, 2021. Annual rental income over the remaining term of the lease (including the ground rent) is approximately $450,000. The Company recorded an intangible asset related to the lease in-place of $227,500.

On November 9, 2011, the Company purchased a 75,000 square foot industrial building located in Halfmoon, New York. The building is 100% net leased to RGH Enterprises Inc. d/b/a Edgepark Medical Supplies through December 1, 2021. The purchase price was $6,019,000. Initially, the Company used a draw on its Line of Credit to fund this purchase. On January 13, 2012, the Company obtained a mortgage of $4,213,000 at a fixed rate of 5.25% for the first 5 years and repaid the draw under the Line of Credit. On January 13, 2017 and every 5 years thereafter, the interest rate under the mortgage will reset to the 5 year U.S. Treasury yield plus 265 basis points with a minimum rate of 5.25%. This mortgage matures on January 13, 2037. Annual rental income over the remaining term of the lease is approximately $574,000. The Company recorded an intangible asset related to the lease in-place of $493,000.

On December 20, 2011, the Company purchased a 51,130 square foot industrial building located in Lebanon, Ohio. The building is 100% net leased to Siemens Real Estate, a division of Siemens Corporation, through April 30, 2019. The purchase price was $5,100,000. The Company obtained a mortgage of $3,030,000 at a fixed rate of 5.55% through December 31, 2016. On January 1, 2017 the interest rate will reset to the lender's prevailing rate for the remainder of the loan. This mortgage matures on May 1, 2019. There is no prepayment penalty at the interest rate reset date. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $452,000. The Company recorded an intangible asset related to the lease in-place of $684,000.

On March 15, 2012, the Company purchased a 234,660 square foot industrial building located in Olive Branch, Mississippi. The building is 100% net leased to Anda Pharmaceuticals, Inc., a distribution division of Watson Pharmaceuticals, Inc., through May 31, 2022. The purchase price was $16,500,000. The Company obtained a mortgage of $11,000,000 at a fixed rate of 4.8%. This mortgage matures on April 1, 2022. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $1,181,000. The Company recorded an intangible asset related to the lease in-place of $1,950,000.

On June 8, 2012, the Company purchased a 119,912 square foot industrial building located in Oklahoma City, Oklahoma. The building is 100% net leased to FedEx Ground Package System, Inc. through March 31, 2022. The purchase price was $9,453,000. The Company obtained a mortgage of $6,200,000 at a fixed rate of 4.35%. This mortgage matures on June 1, 2024. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $700,000.

On July 18, 2012, the Company purchased a 102,594 square foot industrial building located in Waco, TX. The building is 100% net leased to FedEx Ground Package System, Inc. through May 29, 2022. The purchase price was $8,733,000. The Company obtained a mortgage of $5,800,000 at a fixed rate of 4.75%. This mortgage matures on August 1, 2022. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $659,000.

The ultimate parents of these tenants - Best Buy, Federal Express Corporation, RGH Enterprises Inc., Siemens AG, and Watson Pharmaceuticals Inc. - are public companies and financial information related to these entities can be found on the Securities and Exchange Commission website at *www.SEC.gov*.

Comparison of Year Ended September 30, 2012 to Year Ended September 30, 2011

The following tables summarize the Company's rental revenue, reimbursement revenue, real estate taxes, operating expenses, and depreciation expense by category. For the purposes of the following discussion, properties are properties owned as of October 1, 2010 that have not been subsequently expanded. One property was expanded in fiscal 2012 and no properties were expanded in fiscal 2011. Vacant properties were properties vacant in fiscal 2012 and 2011. Acquired properties are properties that were acquired subsequent to September 30, 2010. Other amounts relate to general corporate expenditures.

As of September 30, 2012 and 2011, the occupancy rates of the Company's same store properties were 95% and 97%, respectively.

Rental Revenues	2012	2011	$ Change	% Change
Same Store Properties	$36,483,720	$36,926,967	($443,247)	(1%)
Acquired Properties	6,199,223	1,693,311	4,505,912	266%
Expanded Properties	292,012	277,929	14,083	5%
Vacant Properties	418,858	1,013,042	(594,184)	(59%)
Disposed Properties	-0-	323,279	(323,279)	(100%)
Total	$43,393,813	$40,234,528	$3,159,285	8%

Rental revenue from same store properties decreased slightly due mainly to a reduction in rental rates for the renewed or extended leases as described in the Lease Renewals and Extensions table during fiscal 2012 as well as a partial vacancy in our St. Joseph, Missouri property. Rent from acquired properties included rental revenue from the properties located in Lebanon, TN, Rockford, IL and Edinburg, TX (all acquired in fiscal 2011) and Streetsboro, OH, Corpus Christi, TX, Halfmoon, NY, Lebanon, OH, Olive Branch, MS, Oklahoma City, OK and Waco, TX (all acquired in fiscal 2012) as described under acquisitions above.

Reimbursement Revenues	2012	2011	$ Change	% Change
Same Store Properties	6,417,835	$7,381,786	($963,951)	(13%)
Acquired Properties	549,038	207,724	341,314	164%
Expanded Properties	60,303	35,631	24,672	69%
Vacant Properties	67,781	221,516	(153,735)	(69%)
Disposed Properties	-0-	60,299	(60,299)	(100%)
Total	$7,094,957	$7,906,956	($811,999)	(10%)

Reimbursement revenues from same store properties decreased due mainly to adjustments in billings related to real estate taxes from reduced taxable assessed values on property taxes in certain jurisdictions and decreases in miscellaneous reimbursements.

Real Estate Taxes	2012	2011	$ Change	% Change
Same Store Properties	$5,389,255	$6,595,865	($1,206,610)	(18%)
Acquired Properties	111,592	192,680	(81,088)	(42%)
Expanded Properties	27,934	27,156	778	3%
Vacant Properties	246,129	368,556	(122,427)	(33%)
Disposed Properties	-0-	54,818	(54,818)	(100%)
Total	$5,774,910	$7,239,075	($1,464,165)	(20%)

Real estate taxes from same store, acquired and vacant properties decreased due to adjustments in estimates related to real estate taxes from reduced taxable assessed values on properties in certain jurisdictions. Our single tenant properties are subject to net-leases which require the tenants to absorb the real estate taxes as well as insurance and the majority of the repairs and maintenance. As such, the Company is reimbursed by the tenants for these real estate taxes.

Operating Expenses	2012	2011	$ Change	% Change
Same Store Properties	$2,383,002	$2,113,663	$269,339	13%
Acquired Properties	492,091	20,751	471,340	2271%
Expanded Properties	12,940	14,745	(1,805)	(12%)
Vacant Properties	245,741	314,053	(68,312)	(22%)
Disposed Properties	-0-	6,100	(6,100)	(100%)
Total	$3,133,774	$2,469,312	$664,462	27%

Operating expenses for same store properties increased due mainly to increases in insurance premiums of approximately $100,000, utilities of approximately $22,000 and repairs and maintenance of approximately $55,000. Operating expenses for acquired properties increased due mainly to the increase of properties acquired in 2012 of seven properties versus properties acquired in 2011 of three properties.

Depreciation	2012	2011	$ Change	% Change
Same Store Properties	$9,869,277	$9,445,678	$423,599	4%
Acquired Properties	1,024,280	292,816	731,464	250%
Expanded Properties	73,916	71,482	2,434	3%
Vacant Properties	503,597	464,280	39,317	8%
Disposed Properties	-0-	38,551	(38,551)	(100%)
Total	$11,471,070	$10,312,807	$1,158,263	11%

Depreciation from same store properties increased slightly due mainly to capital projects placed in service during the year.

Interest Expense	2012	2011	$ Change	% Change
Same Store Properties	$11,446,327	$12,517,824	($1,071,497)	(9%)
Acquired Properties	2,426,580	720,792	1,705,788	237%
Expanded Properties	87,439	95,858	(8,419)	(9%)
Vacant Properties	230,952	467,054	(236,102)	(51%)
Disposed Properties	-0-	5,717	(5,717)	(100%)
Debentures and Loans Payable	1,161,201	1,063,661	97,540	9%
Total	$15,352,499	$14,870,906	$481,593	3%

Interest expense for same store properties decreased due mainly to the decrease in the outstanding balances of the mortgages due to principal payments made in fiscal 2012 of $29,703,259.

General and administrative expenses increased $764,275 or 20% during fiscal 2012 as compared to fiscal 2011. The increases related mainly to increases in executive compensation and employee benefits of approximately $530,000, increases of franchise taxes of approximately $21,000 and an increase in professional fees of approximately $50,000. Included in the increase in executive compensation and employee benefits expense during fiscal 2012 was a one-time charge of $210,510 for restricted stock grants awarded to a participant who is of retirement age and therefore their entire amount of measured compensation cost has been recognized at grant date.

Interest and dividend income increased $258,347 in fiscal 2012 as compared to fiscal 2011. This is due mainly to an increase in the size of the REIT securities portfolio. The value of the securities portfolio increased from $44,265,059 as of September 30, 2011 to $61,685,173 as of September 30, 2012. The REIT securities portfolio yield for fiscal 2012 was approximately 7.1% as compared to 7.0% for fiscal 2011.

Gain (loss) on securities transactions, net consisted of the following:

	2012	2011
Gross realized gains	$6,066,971	$5,265,715
Gross realized losses	(22,906)	(27,512)
Total Gain (Loss) on Securities Transactions, net	$6,044,065	$5,238,203

The Company had an accumulated net unrealized gain on its securities portfolio of $5,383,937 as of September 30, 2012.

Comparison of Year Ended September 30, 2011 to Year Ended September 30, 2010

The following tables summarize the Company's rental revenue, reimbursement revenue, real estate taxes, operating expenses, and depreciation expense by category. For the purposes of the following discussion, same store properties are properties owned as of October 1, 2009 that have not been subsequently expanded. No properties were expanded in fiscal 2011 or 2010. Vacant properties were properties vacant in fiscal 2011 and 2010. Acquired properties are properties that were acquired subsequent to September 30, 2009. Other amounts relate to general corporate expenditures.

As of September 30, 2011 and 2010, the occupancy rates of the Company's same store properties were 97% and 96%, respectively.

Rental Revenues	2011	2010	$ Change	% Change
Same Store Properties	$33,999,820	$34,228,382	($228,562)	(1%)
Acquired Properties	6,234,708	3,095,073	3,139,635	101%
Total	$40,234,528	$37,323,455	$2,911,073	8%

Rental revenue from same store properties decreased slightly due mainly to the decreased rental rates in the renewed or extended leases. Rent from acquired properties included rental revenue from the properties located in Memphis, TN, Houston, TX, Carrollton, TX and Ft. Mill, SC (all acquired in fiscal 2010) and Lebanon, TN, Rockford, IL and Edinburg, TX (all acquired in fiscal 2011).

Reimbursement Revenues	2011	2010	$ Change	% Change
Same Store Properties	$7,077,255	$7,318,393	($241,138)	(3%)
Acquired Properties	829,701	570,974	258,727	45%
Total	$7,906,956	$7,889,367	$17,589	0%

Reimbursement revenues from same store properties decreased slightly due mainly to adjustments in billings related to real estate taxes from decreased taxes in certain jurisdictions and decreases in miscellaneous reimbursements.

Real Estate Taxes	2011	2010	$ Change	% Change
Same Store Properties	$6,231,706	$6,339,983	($108,277)	(2%)
Vacant Properties	209,378	205,235	4,143	2%
Acquired Properties	797,991	553,073	244,918	44%
Total	$7,239,075	$7,098,291	$140,784	2%

Real estate taxes from same store properties decreased slightly due to adjustments in estimates related to real estate taxes from decreased taxes in certain jurisdictions. Our single tenant properties are subject to net-leases which require the tenants to absorb the real estate taxes as well as insurance and the majority of the repairs and maintenance. As such, the Company is reimbursed by the tenants for these real estate taxes.

Operating Expenses	2011	2010	$ Change	% Change
Same Store Properties	$2,137,412	$1,965,171	$172,241	9%
Vacant Properties	238,272	158,498	79,774	50%
Acquired Properties	93,628	25,731	67,897	264%
Total	$2,469,312	$2,149,400	$319,912	15%

Operating expenses for same store properties and vacant properties increased due mainly to increases in insurance of approximately $165,000, utilities of approximately $46,000, management fees of approximately $111,000 and repairs and maintenance of approximately $89,000.

Depreciation	2011	2010	$ Change	% Change
Same Store Properties	$8,839,716	$8,693,174	$146,542	2%
Acquired Properties	1,473,091	589,655	883,436	150%
Total	$10,312,807	$9,282,829	$1,029,978	11%

Depreciation from same store properties increased slightly due mainly to capital projects placed in service during the year.

Interest Expense	2011	2010	$ Change	% Change
Same Store Properties	$11,061,537	$11,904,201	($842,664)	(7%)
Acquired Properties	2,745,708	1,477,161	1,268,547	86%
Debentures and Loans Payable	1,063,661	1,441,363	(377,702)	(26%)
Total	$14,870,906	$14,822,725	$48,181	0%

Interest expense for same store properties decreased due mainly to the decrease in the outstanding balances of the mortgages due to principal payment made in fiscal 2011 of $17,341,678. Interest expense related to the debentures and loans payable decreased due to the repurchase of $5,075,000 in debentures during fiscal 2011, of which $5,000,000 was repurchased from UMH.

General and administrative expenses increased $144,513 or 4% during fiscal 2011 as compared to fiscal 2010. The increases related mainly to increases in legal fees of $100,000.

Interest and dividend income increased $589,418 in fiscal 2011 as compared to fiscal 2010. This is due mainly to an increase in the size of the REIT securities portfolio partially offset by a slight decrease in the weighted average yield from this portfolio. The securities portfolio increased from $42,517,725 as of September 30, 2010 to $44,265,059 as of September 30, 2011. The REIT securities portfolio yield for fiscal 2011 was approximately 7.0% as compared to 7.2% for fiscal 2010.

Gain on securities transactions, net consisted of the following:

	2011	2010
Gross realized gains	$5,265,715	$2,609,775
Gross realized losses	(27,512)	(626)
Total Gain on Securities Transactions, net	$5,238,203	$2,609,149

The Company had an accumulated net unrealized gain on its securities portfolio of $2,368,163 as of September 30, 2011.

Discontinued Operations

Discontinued operations in fiscal 2012, 2011 and 2010 include the operations of the 37,660 square foot property in Quakertown, Pennsylvania which was classified as held for sale and was sold on October 31, 2011. The following table summarizes the components of discontinued operations:

	2012	2011	2010
Rental and reimbursement revenue	$31,880	$383,579	$359,858
Real Estate Taxes	(2,925)	(54,818)	(50,975)
Operating Expenses	(1,107)	(6,101)	(3,415)
Depreciation & Amortization	-0-	(51,075)	(320,059)
Interest expense	-0-	(5,717)	(123,568)
Income (Loss) from Operations of Disposed Property and Property Held for Sale	27,848	265,868	(138,159)
Loss on Sale of Investment Property	(8,220)	-0-	-0-
Income (Loss) from Discontinued Operations	$19,628	$265,868	($138,159)

The variance of all revenue and expense items from fiscal 2012 to 2011 is due to fiscal 2012 only including one month of activity through the date of sale.

The variance from fiscal 2011 to 2010 in net income and depreciation and amortization is due to the write down to fair value in conjunction with a pending sale in 2010 which subsequently fell through.

Cash flows from discontinued operations for the year ended September 30, 2012, 2011 and 2010 are combined with the cash flows from operations within each of the three categories presented. Cash flows from discontinued operations were as follows:

	2012	2011	2010
Cash flows from Operating Activities	$27,848	$316,943	$181,900
Cash flows from Investing Activities	2,553,507	-0-	-0-
Cash flows from Financing Activities	(2,581,355)	(316,943)	(181,900)

The absence of cash flows from discontinued operations is not expected to materially affect future liquidity and capital resources.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not entered into any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of September 30, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage Notes Payable	$237,943,911	$34,684,162	$38,001,991	$69,080,224	$96,177,534
Interest on Mortgage Notes Payable	66,581,733	13,243,904	22,269,871	16,194,911	14,873,047
Loans Payable	5,200,000	-0-	1,012,039	4,187,961	-0-
Interest on Loans Payable	931,639	244,000	469,543	218,096	-0-
Debentures	8,615,000	-0-	8,615,000	-0-	-0-
Interest on Debentures	1,330,733	703,200	627,533	-0-	-0-
Purchase of Property	123,354,000	88,557,000	34,797,000	-0-	-0-
Retirement Benefits	692,835	50,000	100,000	100,000	442,835
Total	$444,649,851	$137,482,266	$105,892,977	$89,781,192	$111,493,416

Mortgage notes payable represents the principal amounts outstanding by scheduled maturity as of September 30, 2012. Interest is payable on these mortgages at fixed rates ranging from 4.35% to 8.15%, with a weighted average of 5.8%. The above table does not include a $9,500,000 mortgage loan obtained in connection with the purchase of a property on November 9, 2012 in Livonia, MI at a fixed rate of 4.45% or a mortgage loan that was refinanced for the property located in Tolleson, AZ on October 23, 2012 for $8,000,000 at a fixed rate of 3.95%. In addition, the above table does not include the Company's obligation under its Line of Credit and margin loan as described in Note No. 8 of the Notes to Consolidated Financial Statements.

Loans payable represents a $2,500,000 loan at an annual interest rate of 4.9%, maturing November 29, 2016 with interest only payments for the first three years and a $2,700,000 loan at a variable annual interest rate of prime plus 0.75% with a floor of 4.5%, maturing on March 9, 2017. The interest rate on the $2,700,000 loan was 4.5% as of September 30, 2012. The contractual obligation for interest on loans payable amount is determined using an interest rate of 4.9% for the $2,700,000 loan and 4.5% for the $2,500,000 loan.

Debentures represent the repayment of the 8% Convertible Subordinated debentures of $3,620,000 due October 2013 (fiscal 2014) and $4,995,000 due April 2015 issued by a wholly-owned subsidiary of the Company assuming the Debentures will be repaid at maturity without redemption or conversion. Pursuant to notice given, on October 29, 2012, the Company's subsidiary redeemed the Debentures on November 30, 2012 for the full principal amount plus accrued interest to November 30, 2012. Each 2013 and 2015 Debenture was convertible into shares of the Company's common stock at $9.16 and $11.45 per share, respectively. Between October 1, 2012 and November 30, 2012, $3,500,000 in principal amount of the Debentures was converted to 382,091 shares of common stock and the remaining $5,115,000 in principal amount of Debentures was redeemed.

Purchase of property represents the purchase price of nine industrial properties under contract as of September 30, 2012. One acquisition for $14,350,000 was completed on November 9, 2012. The Company expects to close on the remaining eight properties during fiscal 2013 and the first quarter of fiscal 2014.

Retirement benefits represent post-retirement benefits that are unfunded and therefore will be paid from the assets of the Company. The liability is being accrued and expensed over the payment terms.

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. The Company's shareholders' equity increased from $234,514,084 as of September 30, 2011 to $316,687,139 as of September 30, 2012, principally due to issuance of 2,300,000 shares of Series B Preferred Stock in a public offering in June 2012 with net proceeds of approximately $55,033,000, the issuance of 2,000,000 shares of common stock in a registered direct placement with net proceeds of approximately $16,200,000, the issuance of 1,503,904 shares of common stock in the DRIP and net income attributable to common shareholders of $13,171,369. The increases were partially offset by payments of distributions of $23,716,598. See further discussion below.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the DRIP, proceeds from public offerings and private placements, and access to the capital markets. Purchases of new properties, payments of expenses related to real estate operations, capital improvement programs, debt service, general and administrative expenses, and distribution requirements place demands on the Company's liquidity.

The Company intends to operate its properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rent and reimbursements, reduce the amount of available cash flow which can adversely affect the market value of the property.

The current global economic situation and turbulence in the capital markets may impact management's ability to grow by acquiring additional properties or REIT securities. Industrial space demand is very closely correlated to GDP growth. Current economic indicators show the U.S. economy to be slowly emerging from a deep and protracted recession. Whether this return to economic growth is sustainable remains to be seen especially in light of the massive government stimulus programs. However, the high caliber of our tenants, coupled with the long duration of our leases, should enable the Company to perform well despite the weak economy. As of September 30, 2012, the Company had $24,650,858 in cash and cash equivalents and $61,685,173 in marketable securities subject to loans of $5,200,000. The Company also has $20,000,000 available on its unsecured Line of Credit.

On December 5, 2011, the Company sold 2,000,000 shares of common stock in a registered direct placement. The Company received net proceeds from this offering of approximately $16,200,000 and used such net proceeds to purchase additional properties in the normal course of business and for general corporate purposes. On June 7, 2012 and June 21, 2012, respectively, the Company issued 2,000,000 and 300,000 shares of Series B Preferred Stock at an offering price of $25.00 per share in an underwritten public offering. The Company received net proceeds of approximately $55,033,000 from the Series B Preferred Stock offering and used such net proceeds to purchase additional properties in the ordinary course of business and for general corporate purposes, including the repayment of indebtedness. The Company has been raising equity capital through its DRIP, registered direct placements and the public sale of common and preferred stock and investing in net-leased industrial properties. The Company believes that funds generated from operations, the DRIP, and bank borrowings, together with the ability to finance and refinance its properties, will provide sufficient funds to adequately meet its obligations over the next few years.

As of September 30, 2012, the Company owned seventy-two properties of which 60 are subject to mortgages; however the Company's unsecured Line of Credit contains covenants which may restrict the Company's ability to place financing on unencumbered properties. The Company has an unsecured variable-rate Line of Credit with Capital One, N.A. maturing in March 2013 of $20,000,000. The line had no amount outstanding as of September 30, 2012. The interest rate on the initial $15,000,000 is based on LIBOR plus 200 basis points and LIBOR plus 250 basis points on the remaining $5,000,000. The Company must keep not less than $1,000,000 in average net collected balances at Capital One, N.A. and meet certain loan covenants as contained in the loan agreement, including a 65% loan to value ratio on certain negatively pledged properties. In addition, as of September 30, 2012, the Company had loans payable of $5,200,000 which consisted of a $2,700,000 loan secured by UMH common stock with The Bank of Princeton and a $2,500,000 loan secured by UMH preferred stock with Two River Community Bank.

The Company also uses margin loans for purchasing securities, for temporarily funding of acquisitions, and for working capital purposes. The interest rate charged on the margin loans is the bank's margin rate and was 2.0% as of September 30, 2012 and 2011. The margin loans are due on demand. At September 30, 2012 and 2011, the margin loans totaled $-0- and $5,860,950 respectively, and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

The Company's subsidiary, Monmouth Capital had outstanding at September 30, 2012, $3,620,000 of 8% Convertible Subordinated Debentures due 2013 (the 2013 Debentures), and $4,995,000 of 8% Convertible Subordinated Debentures due 2015 (the 2015 Debentures). These Debentures were convertible into common stock of the Company at any time prior to redemption or maturity, at the conversion price of $9.16 per share in the case of the 2013 Debentures (equivalent to a rate of 109.17 shares of common stock for each $1,000 principal amount), and a conversion price of $11.45 per share in the case of the 2015 Debentures (equivalent to a rate of 87.336 shares of common stock for each $1,000 principal amount), in each case subject to adjustment under certain conditions. Pursuant to notice given, on October 29, 2012, the Company's subsidiary redeemed the 2013 and 2015 Debentures on November 30, 2012 for the full principal amount plus accrued interest to November 30, 2012. Between October 1, 2012 and November 30, 2012, $3,500,000 in principal amount of the Debentures was converted to 382,091 shares of common stock and $5,115,000 in principal amount of Debentures was redeemed.

The Company's focus is on real estate investments. The Company has historically financed purchases of real estate primarily through mortgages. During fiscal 2012, the Company made acquisitions of seven industrial properties totaling approximately $70,400,000, which was funded through origination of mortgages of approximately $46,133,000 at fixed rates per year of 5.5% on $12,740,000, 5.85%, on $3,150,000, 5.25% on $4,213,000, 5.55% on $3,030,000, 4.8% on $11,000,000, 4.35% on $6,200,000 and 4.75% on $5,800,000 and the remainder from funds raised through the registered direct placements, underwritten public offering of preferred stock and funds available on its unsecured Line of Credit. During the first quarter of fiscal 2013, the Company made an acquisition of one industrial property totaling approximately $14,350,000 which was funded through origination of a mortgage of approximately $9,500,000 at an interest rate of 4.45%, proceeds from the underwritten public offering of preferred stock. In fiscal 2013, the Company plans to continue to acquire additional net-leased industrial properties. The Company also intends to expand its properties when requested by the tenants. The funds for these acquisitions and expansions may come from bank borrowings and proceeds from the DRIP or private placements or additional public offerings of preferred and common stock. To the extent that funds or appropriate properties are not available, fewer acquisitions or expansions will be made.

The Company also invests in debt and equity securities of other REITs as a proxy for real estate when suitable acquisitions are not available, for liquidity, and for additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. During fiscal 2012, the Company's securities portfolio increased $17,420,114, primarily due to purchases of $32,718,667 which was offset by sales of securities with a cost of $18,314,327 and an increase in the unrealized gain of $3,015,774. The Company recognized gains on sales of securities of $6,044,065 in addition to earning interest and dividend income of $3,358,674 during fiscal 2012. The margin loan balance was $-0- and $5,860,950 as of September 30, 2012 and 2011, respectively.

Cash flows provided from operating activities were $26,808,821, $22,126,819 and $18,995,659 for fiscal years 2012, 2011 and 2010, respectively. The increase in cash flows provided from operating activities is due to increased income from acquisitions of properties and expanded operations.

Cash flows used in investing activities were $80,640,038, $30,365,918 and $55,701,769 for fiscal years 2012, 2011 and 2010, respectively. Cash flows used in investing activities in fiscal 2012 increased as compared to 2011 due mainly to increased property acquisitions in fiscal 2012 as compared to fiscal 2011. Cash flows used in investing activities in fiscal 2011 decreased as compared to 2010 due mainly to decreased property acquisitions.

Cash flows provided from financing activities were $72,105,267, $7,801,354 and $37,439,775 for fiscal years 2012, 2011 and 2010, respectively. Cash flows from financing activities increased in fiscal 2012 as compared to 2011 due mainly to the underwritten public offering of preferred stock with net proceeds of approximately $55,033,000 and the issuance of 2,000,000 shares of common stock in a registered direct placement with net proceeds of $16,189,700 in 2012. In addition, the Company paid cash dividends (net of reinvestments), of $21,291,674, $15,880,001 and $13,819,627 for fiscal 2012, 2011 and 2010, respectively. Cash flows from financing activities decreased in fiscal 2011 as compared to 2010 due mainly to the registered direct placement of preferred stock with net proceeds of $18,978,635 in 2011 compared to the registered direct placement of common shares with net proceeds of $38,661,466 in 2010.

As of September 30, 2012, the Company had total assets of $574,507,702 and liabilities of $258,820,563. The Company's total debt plus Series A and Series B Preferred Stock to market capitalization as of September 30, 2012 and 2011 was approximately 41% and 49%, respectively. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

The Company has a dividend reinvestment plan (DRIP), in which participants can purchase stock from the Company at a price of approximately 95% of market value. On March 13, 2012, the Company temporarily suspended its DRIP and as of August 2, 2012, the DRIP was reinstated. It is anticipated, although no assurances can be given, that the level of participation in the DRIP in fiscal 2013 will be comparable, if not greater than 2012, due to the temporary suspension of the DRIP between March 13, 2012 through August 1, 2012.

During 2012, the Company paid total distributions of $23,716,598 or $0.60 per common share. Of the dividends paid, $2,424,924 was reinvested pursuant to the terms of the DRIP. Management anticipates maintaining the annual dividend rate of $0.60 per common share although no assurances can be given since various economic factors can reduce the amount of cash flow available to the Company for common dividends. All decisions with respect to the payment of dividends are made by the Company's Board of Directors.

In 2012, the Company paid $5,135,783 and accrued $377,343 in preferred stock dividends. The Company is required to pay cumulative dividends on the Series A Preferred Stock in the amount of $1.90625 per share per year, which is equivalent to 7.625% of the $25.00 liquidation value per share. The Company now has a total of 2,139,750 shares of Series A Preferred Stock outstanding representing an aggregate liquidation preference of $53,493,750. On June 7, 2012 and June 21, 2012, the Company issued 2,000,000 and 300,000 shares, respectively, of Series B Preferred Stock at an offering price of $25.00 per share in an underwritten public offering. The Company is required to pay cumulative dividends on the Series B Preferred Stock in the amount of $1.96875 per share per year, which is equivalent to 7.875% of the $25.00 liquidation value per share. As of September 30, 2012, the Company has a total of 2,300,000 shares of Series B Preferred Stock outstanding representing an aggregate liquidation preference of $57,500,000.

During the year ended September 30, 2012, stock options to purchase 329,150 shares of common stock were exercised. Total proceeds received by the Company were $2,558,842. In addition, during the year ended September 30, 2012, $150,000 in principal amount of the 2013 Debentures was converted into 16,375 shares of common stock.

During the year ended September 30, 2002, nine officers, directors and key employees exercised stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,439,363, were exercised through the issuance of notes receivable from officers. These notes receivable were at an interest rate of 5%, matured on April 30, 2012 and were collateralized by the underlying common shares. As of September 30, 2012 and 2011, the balance of these notes receivable was $-0- and $1,082,813, respectively.

On an ongoing basis, the Company funds capital expenditures for its properties primarily to maintain structure and other maintenance items as required in the various leases. These expenditures may also include expansions as requested by tenants, or various tenant improvements on properties which are re-tenanted. The amounts of these expenditures can vary from year to year depending on the age of the properties, tenant negotiations, market conditions and lease turnover. During fiscal 2012, the Company completed an expansion on its property located in Huntsville, AL effective August 24, 2012. The expansion increased the square feet from 56,698 to 73,712. As a result of the expansion, the lease was extended from an original maturity of August 31, 2014 to August 31, 2022 and annual rent was increased from $277,932 to $412,260.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The provisions of ASU 2011-12 indefinitely defer portions of ASU 2011-05 related to the presentation of reclassifications of items out of accumulated other comprehensive income. The Company early adopted ASU 2011-05 which did not have a material impact on our financial position, results of operations or cash flows.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its Line of Credit, margin loans and long-term debt used to maintain liquidity and fund capital expenditures and acquisitions of the Company's real estate investment portfolio. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of September 30, 2012, concerning the Company's long-term debt obligations, including principal payments by scheduled maturity, weighted average interest rates and estimated fair value:

Long –Term Debt: Fixed Rate	Fiscal Year ending September 30,	Carrying Value	Weighted Average Interest Rate	Fair Value
	2013	$18,552,206	6.33%	
	2014	3,050,548	6.14%	
	2015	4,239,152	5.87%	
	2016	17,892,336	6.90%	
	2017	50,973,292	6.54%	
	Thereafter	143,236,377	5.80%	
	Total	$237,943,911	5.80%	$249,881,000

Monmouth Capital, the Company's wholly owned subsidiary, had $8,615,000 in 8% debentures outstanding as of September 30, 2012, with $3,620,000 due in October 2013 and $4,995,000 due in April 2015. Pursuant to notice given on October 29, 2012, Monmouth Capital redeemed the Debentures on November 30, 2012 for the full principal amount plus accrued interest to November 30, 2012. Each 2013 and 2015 Debenture was convertible into shares of the Company's common stock at $9.16 and $11.45 per share, respectively. Between October 1, 2012 and November 30, 2012, $3,500,000 in the principal amount of the Debentures was converted to 382,091 shares of common stock and $5,115,000 in the principal amount of Debentures was redeemed.

The Company also has a variable rate unsecured Line of Credit with Capital One, N.A. maturing in March 2013 of $20,000,000. As of September 30, 2012, there was no outstanding balance under the unsecured Line of Credit. The interest rate on the line is based on LIBOR plus 200 basis points for the initial $15,000,000 of the line and LIBOR plus 250 basis points for the remaining $5,000,000. Interest on the outstanding balance, if any, is due monthly.

On November 29, 2011, the Company closed on a $2,500,000 5-year term loan with Two River Community Bank at an annual interest rate of 4.9%. The loan has interest only payments for the first three years. The loan is secured by the 200,000 shares of UMH 8.25% Series A preferred stock. The net proceeds were used to pay down the Company's margin line.

On March 9, 2012, the Company closed on a $2,700,000 loan with The Bank of Princeton which matures on March 9, 2017. Interest is at a variable rate of prime plus 0.75% with a floor of 4.5%. The interest rate at September 30, 2012 was 4.5%. The loan is secured by 615,065 shares of UMH common stock. The net proceeds were used to pay down the Company's margin line.

The Company obtains margin loans secured by its marketable securities. There was no balance outstanding on the margin loan as of September 30, 2012. The interest rate on the margin account is the bank's margin rate and was 2.0% as of September 30, 2012 and 2011. The value of marketable securities as of September 30, 2012 was $61,685,173.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part IV, Item 15 (a) (1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2012	12/31/11	3/31/12	6/30/12	9/30/12
Rental and Reimbursement Revenue	$12,795,474	$12,651,803	$11,994,558	$13,046,935
Lease Termination Income	-0-	3,222,283	-0-	-0-
Total Expenses	6,704,688	6,407,556	6,711,773	6,833,094
Other Income (Expense)	(744,391)	(1,206,498)	(3,049,524)	(3,388,662)
Income from Continuing Operations	5,346,395	8,260,032	2,233,261	2,825,179
Income from Discontinued Operations (1)	19,628	-0-	-0-	-0-
Net Income	5,366,023	8,260,032	2,233,261	2,825,179
Net Income Attributable to Common Shareholders	4,346,218	7,240,227	911,582	673,342
Net Income Attributable to Common Shareholders per share	$0.11	$0.18	$0.02	$0.02

FISCAL 2011	12/31/10	3/31/11	6/30/11	9/30/11
Rental and Reimbursement Revenue	$12,036,869	$12,088,871	$12,057,747	$11,957,997
Total Expenses	6,577,841	5,933,229	5,909,511	6,180,970
Other Income (Expense)	(734,023)	(2,408,586)	(2,159,195)	(3,085,799)
Income from Continuing Operations	4,725,005	3,747,056	3,989,041	2,691,228
Income from Discontinued Operations (1)	61,177	67,081	69,262	68,348
Net Income	4,786,182	3,814,137	4,058,303	2,759,576
Net Income Attributable to Common Shareholders	3,766,377	2,794,332	3,038,499	1,739,771
Net Income Attributable to Common Shareholders per share	$0.11	$0.08	$0.09	$0.04

(1) During 2012 and 2011, the Company designated the Quakertown, Pennsylvania property as held for sale.

Certain amounts in the Selected Quarterly Financial Data for the prior quarters have been reclassified to conform to the financial statement presentation for the current year.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in, or any disagreements with, the Company's independent registered public accounting firm on accounting principles and practices or financial disclosure during the years ended September 30, 2012 and 2011.

ITEM 9A- CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and our Chief Financial and Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based upon that evaluation, management concluded that our disclosure controls and procedures were effective as of September 30, 2012.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management assessed the Company's internal control over financial reporting as of September 30, 2012. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2012.

PKF O'Connor Davies, A Division of O'Connor Davies, LLP ("PKF O'Connor Davies") the Company's independent registered public accounting firm, has issued their report on their audit of the Company's internal control over financial reporting, a copy of which is included herein.

(c) Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation

We have audited Monmouth Real Estate Investment Corporation's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Monmouth Real Estate Investment Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based upon the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, (3) receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Monmouth Real Estate Investment Corporation maintained in all material respects, effective internal control over financial reporting as of September 30, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Monmouth Real Estate Investment Corporation as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years then ended and our report dated December 11, 2012 expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies
A Division of O'Connor Davies, LLP
New York, New York
December 11, 2012

(d) Changes in Internal Control over Financial Reporting

There have been no changes to our internal controls over financial reporting during the Company's fourth fiscal quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following are the Directors and Executive Officers of the Company as of September 30, 2012:

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Class Type (1)
Anna T. Chew	54	**Treasurer (2010 to present) and Director.** Interim Chief Financial Officer (March 30, 2012 to July 2, 2012). Chief Financial Officer (1991 to 2010). Certified Public Accountant. Vice President and Chief Financial Officer (1995 to present), Controller (1991 to 1995) and Director (1994 to present) of UMH Properties, Inc., an affiliated company. Ms. Chew's extensive public accounting, finance and real estate industry experience are primary among other reasons why Ms. Chew serves on our Board.	2007	I
Daniel D. Cronheim	58	**Director**. Attorney at Law (1979 to present). Certified Property Manager (2010). President (2000 to present) of David Cronheim Mortgage Company. Executive Vice President (1997 to present) of Cronheim Management Services, Inc. Executive Vice President (1989 to present) and General Counsel (1983 to present) of David Cronheim Company. Director, Chairman of Compensation Committee and Audit Committee (2000 to present) of Hilltop Community Bank. Mr. Cronheim's extensive experience in real estate management and the mortgage industry are primary among the reasons why he serves on our Board.	1989	I
Catherine B. Elflein	51	**Independent Director.** Certified Public Accountant. Senior Director – Risk Management (2006 to present) at Celgene Corporation; Controller of Captive Insurance Companies (2004 to 2006) and Director – Treasury Operations (1998 to 2004) at Celanese Corporation. Ms. Elflein's extensive experience in accounting, finance and risk management are primary among other reasons why Ms. Elflein serves on our Board.	2007	III
Neal Herstik	53	**Independent Director.** Attorney at Law, Gross, Truss & Herstik, PC (1997 to present). Co-founder and former President, Manalapan-Englishtown Education Foundation, Inc., a non-profit corporation (1995 to 2001). Mr. Herstik's extensive legal experience and experience in the real estate industry are primary among other reasons why Mr. Herstik serves on our Board.	2004	II

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Class Type (1)
Matthew I. Hirsch	53	**Independent Director**. Attorney at Law (1985 to present); Adjunct Professor of Law, Widener University School of Law (1993 to present). Mr. Hirsch's extensive legal experience and experience in the real estate industry are primary among other reasons why Mr. Hirsch serves on our Board.	2000	II
Eugene W. Landy	78	**President and Chief Executive Officer (1968 to present) and Director**. Attorney at Law. Chairman of the Board (1995 to present), President (1969 to 1995) of UMH Properties, Inc., an affiliated company. As our Chairman and Founder, Mr. Landy brings unparalleled experience in real estate investing to our Board.	1968	III
Michael P. Landy	50	**Chief Operating Officer (2011 to present), Chairman of the Executive Committee (2010 to present) and Director.** Executive Vice President (2009 to 2010), Executive Vice President-Investments (2006 to 2009), and Vice President-Investments (2001 to 2006). Executive Vice President (2010 to present), Vice President-Investments (2001 to 2010) of UMH Properties, Inc., an affiliated company. Mr. Landy's role as our Chief Operating Officer and extensive experience in real estate finance, investment, capital markets, and operations management are primary among other reasons why Mr. Landy serves on our Board.	2007	III
Samuel A. Landy	52	**Director**. Attorney at Law (1985 to present); President (1995 to present), Vice President (1991 to 1995) and Director (1992 to present) of UMH Properties, Inc., an affiliated company. Mr. Landy's extensive experience in real estate investing and REIT leadership are primary among other reasons why Mr. Landy serves on our Board.	1989	III
Kevin S. Miller	43	**Chief Accounting Officer and Member of the Executive Committee (May 2012 to present) and Chief Financial Officer (July 2012 to present)**; Certified Public Accountant. Assistant Controller and Assistant Vice-President (2005 to May 2012) of Forest City Ratner Companies, a wholly-owned subsidiary of a publicly-held company, Forest City Enterprises, Inc. Audit Manager (1993 to 2005) of PKF, Certified Public Accountants, A Professional Corporation.	N/A	N/A
Allison Nagelberg	47	**General Counsel (2000 to present) and Member of the Executive Committee (2010 to present)**. Attorney at Law (1989 to present). General Counsel (2000 to present) of UMH Properties, Inc., an affiliated company.	N/A	N/A

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Class Type (1)
Scott Robinson	42	**Independent Director.** Managing Partner, Cadence Capital Group, LLC (2008 to present); Director, The REIT Center at New York University (2008 to present); Vice President Citi Markets and Banking (2006 to 2008) at Citigroup; Senior REIT and CMBS analyst at Standard & Poor's, (1998 to 2006). Mr. Robinson's extensive experience in real estate finance and investment are primary among other reasons why Mr. Robinson serves on our Board.	2005	I
Eugene Rothenberg	79	**Independent Director.** Investor. Retired physician. Director (1977 to present) of UMH Properties, Inc., an affiliated company. Mr. Rothenberg's extensive experience as an investor and in management are primary among other reasons why Mr. Rothenberg serves on our Board.	2007	I
Stephen B. Wolgin	58	**Independent Director**. Managing Director of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York. Partner with the Logan Equity Distressed Fund (2007 to present). Director (2007 to present) of UMH Properties, Inc., an affiliated company. Prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis. Mr. Wolgin's extensive experience as a real estate and finance consultant and experience in the real estate industry are primary among other reasons why Mr. Wolgin serves on our Board.	2003	II

(1) Class I, II and III Directors have terms expiring in years 2013, 2014 and 2015, respectively.

Family Relationships

There are no family relationships between any of the directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the President, Chief Executive Officer and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3 (a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are Stephen Wolgin (Chairman), Matthew I. Hirsch, Scott Robinson and Catherine B. Elflein. The Company's Board has determined that Stephen B. Wolgin and Catherine B. Elflein are audit committee financial experts and that all members of the audit committee are independent as required by the listing standards of the New York Stock Exchange. The audit committee operates under the Audit Committee Charter which can be found at the Company's website at www.mreic.com. The charter is reviewed annually for adequacy.

Section 16(a) Beneficial Ownership Reporting Compliance

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics applicable to its Chief Executive Office and Chief Financial Officer, as well as the Company's other officers, directors and employees (the "Code of Ethics"). The Code of Ethics can be found at the Company's website at www.mreic.com. In addition, the Code of Ethics was filed with the Securities and Exchange Commission on December 14, 2004 with the Company's September 30, 2004 Form 10-K. The Code of Ethics is also available in print to any person without charge who requests a copy by writing or telephoning us at the following address and telephone number: Monmouth Real Estate Investment Corporation, Attention: Stockholder Relations, 3499 Route 9 North, Suite 3-C, Juniper Business Plaza, Freehold, New Jersey 07728, (732) 577-9996. The Company will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding a waiver from any provision of the Code of Ethics for principal officers or directors by disclosing the nature of such amendment of waiver on our website.

ITEM 11 - EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the Committee) of the Board has been appointed to discharge the Board's responsibilities relating to the compensation of the Company's executive officers. The Committee has the overall responsibility for approving and evaluating the executive officer compensation plan, policies and programs of the Company. The Committee's primary objectives include serving as an independent and objective party to review such compensation plan, policies and programs.

Throughout this report, the individuals who served as the Company's President and Chief Executive Officer and Chairman of the Executive Committee and Chief Operating Officer and other members of the Executive Committee during fiscal 2012 included in the Summary Compensation Table presented below in Item 11 of this report, are sometimes referred to in this report as the named executive officers.

Compensation Philosophy and Objectives

The Compensation Committee believes that a well-designed compensation program should align the goals of the shareholders with the goals of the President and Chief Executive Officer, and that a significant part of the executive's compensation, over the long term, should be dependent upon the value created for shareholders. In addition, all executives should be held accountable through their compensation for the performance of the Company, and compensation levels should also reflect the executive's individual performance in an effort to encourage increased individual contributions to the Company's performance. The compensation philosophy, as reflected in the Company's employment agreements with its executives, is designed to motivate executives to focus on operating results and create long-term shareholder value by:

- establishing a plan that attracts, retains and motivates executives through compensation that is competitive with a peer group of other publicly-traded real estate investment trusts, or REITs;
- linking a portion of executives' compensation to the achievement of the Company's business plan by using measurements of the Company's operating results and shareholder return; and
- building a pay-for-performance system that encourages and rewards successful initiatives within a team environment.

The Compensation Committee believes that each of the above factors is important when determining compensation levels for named executive officers. The Committee reviews and approves the employment contracts for the President and Chief Executive Officer and the Chairman of the Executive Committee and Chief Operating Officer, including performance goals and objectives. The Committee annually evaluates performance of the executive officers in light of those goals and objectives. The Committee considers the Company's performance, relative shareholder return, the total compensation provided to comparable officers at similarly-situated companies, and compensation given to the named executive officers in prior years. The Company uses the annual Compensation Survey published by NAREIT as a guide to setting compensation levels. Participant company data is not presented in a manner that specifically identifies any named individual or company. This survey details compensation by position type with statistical salary and bonus information for each position. The Compensation Committee compares the Company's salary and bonus amounts to the ranges presented for reasonableness. To that end, the Committee believes executive compensation packages provided by the Company to its executive officers should include both base salaries and annual bonus awards that reward corporate and individual performance, as well as give incentives to those executives who meet or exceed established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all final compensation decisions for the Company's named executive officers. The President and Chief Executive Officer and the Chairman of the Executive Committee and Chief Operating Officer annually review the performance of the other named executive officers and then present their conclusions and recommendations to the Committee with respect to base salary adjustments and annual cash bonus and stock option awards. The Committee exercises its own discretion in modifying any recommended adjustments or awards, but does consider the recommendations from management who work closely with the other named executive officers.

Role of Grants of Stock Options and Restricted Stock in Compensation Analysis

The Committee views the grant of stock options and restricted stock awards as a form of long-term compensation. The Committee believes that such grants promote the Company's goal of retaining key employees, and align the key employee's interests with those of the Company's shareholders from a long-term perspective. The number of options or shares of restricted stock granted to each employee is determined by consideration of various factors including but not limited to the employees' title, responsibilities, and years of service.

Role of Employment Agreements in Determining Executive Compensation

With the exception of the Company's Chief Financial Officer, each of the Company's currently employed named executive officers is a party to an employment agreement. These agreements provide for base salaries, bonuses and customary fringe benefits. The key elements of our compensation program for the named executive officers are base salary, bonuses, stock options and perquisites and other benefits. Each of these is addressed separately below. In determining initial compensation, the compensation committee considers all elements of a named executive officer's total compensation package in comparison to current market practices and other benefits.

Shareholder Advisory Vote

One way to determine if the Company's compensation program reflects the interests of shareholders is through their non-binding vote. At the Annual Meeting of Shareholders held on May 3, 2012, the Company's shareholders approved by their advisory vote the compensation of the named executive officers.

<u>Base Salaries</u>

Base salaries are paid for ongoing performance throughout the year. In order to compete for and retain talented executives who are critical to the Company's long-term success, the Compensation Committee has determined that the base salaries of named executive officers should approximate those of executives of other equity REITs that compete with the Company for employees, investors and business, while also taking into account the named executive officers' performance and tenure, and the Company's performance relative to its peer companies within the REIT industry using the NAREIT Compensation Survey described above.

Bonuses

In addition to the provisions for base salaries under the terms of our employment agreements, the President is entitled to receive annual cash bonuses for each calendar year during the term of the agreement, based on the achievement of certain performance goals set by the Compensation Committee. The following are the bonus targets and recommended compensation for the President and Chief Executive Officer which the Compensation Committee uses as a guide in determining the bonus, if any:

	Threshold	Target	Outstanding
Growth in market cap	7.5%	12.5%	20%
Bonus	$20,000	$45,000	$90,000
Growth in FFO/share	7.5%	12.5%	20%
Bonus	$20,000	$45,000	$90,000
Growth in dividend/share	5%	10%	15%
Bonus	$30,000	$60,000	$120,000
Total Bonus Potential	$70,000	$150,000	$300,000

In addition to its determination of the executive's individual performance levels for 2012, the Committee also compared the executive's total compensation for 2012 to that of similarly-situated personnel in the REIT industry using the NAREIT Compensation Survey described above.

Bonuses awarded to the other named executive officers are recommended by the President and Chief Executive Officer and are approved by the Compensation Committee. The President and Chief Executive Officer and the Compensation Committee believe that short-term rewards in the form of cash bonuses to senior executives generally should reflect short-term results and should take into consideration both the profitability and performance of the Company and the performance of the individual, which may include comparing such individual's performance to the preceding year, reviewing the breadth and nature of the senior executives' responsibilities and valuing special contributions by each such individual. In evaluating performance of the Company annually, the Compensation Committee considers a variety of factors, including, among others, Funds From Operations (FFO), net income, growth in asset size, amount of space under lease and total return to shareholders. The Company considers FFO to be an important measure of an equity REIT's operating performance and has adopted the definition suggested by the National Association of Real Estate Investment Trusts (NAREIT), which defines FFO to mean net income computed in accordance with generally accepted accounting principles (GAAP), excluding gains or losses from sales of property, plus real estate related depreciation and amortization. The Company considers FFO to be a meaningful additional measure of operating performance primarily because it excludes the assumption that the value of its real estate assets diminishes predictably over time and because industry analysts have accepted it as a performance measure.

Various other factors considered include the employee's title and years of service. The employee's title generally reflects the employee's responsibilities and the employee's years of service may be considered in determining the level of bonus in comparison to base salary. The President and the Compensation Committee have declined to use specific performance formulas with respect to the other named executive officers, believing that with respect to Company performance, such formulas do not adequately account for many factors, including, among others, the relative performance of the Company compared to its competitors during variations in the economic cycle, and that with respect to individual performance, such formulas are not a substitute for the subjective evaluation by the President and Compensation Committee of a wide range of management and leadership skills of each of the senior executives.

Stock Options and Restricted Stock

The employment agreement for the President and Chief Executive Officer states that he will receive stock options to purchase 65,000 shares annually. For the other senior executives, the President and Chief Executive Officer makes a recommendation to the Compensation Committee of specific stock option or restricted stock grants. In making its decisions, the Compensation Committee does not use an established formula or focus on a specific performance target. The Compensation Committee recognizes that often outside forces beyond the control of management, such as economic conditions, changing leasing and real estate markets and other factors, may contribute to less favorable near term results even when sound strategic decisions have been made by the senior executives to position the Company for longer term profitability. Thus, the Compensation Committee also attempts to identify whether the senior executives are exercising the kind of judgment and making the types of decisions that will lead to future growth and enhanced asset value, even if the same are difficult to measure on a current basis. For example, in determining appropriate stock option and restricted stock awards, the Compensation Committee considers, among other matters, whether the senior executives have executed strategies that will provide adequate funding or appropriate borrowing capacity for future growth, whether acquisition and leasing strategies have been developed to ensure a future stream of reliable and increasing revenues for the Company, whether the selection of properties, tenants and tenant mix evidence appropriate risk management, including risks associated with real estate markets and tenant credit, and whether the administration of staff size and compensation appropriately balances the current and projected operating requirements of the Company with the need to effectively control overhead costs.

In fiscal 2012, the Compensation Committee received the recommendations from the President and Chief Executive Officer for the amount of restricted stock to be awarded. The factors that were considered in awarding the restricted stock included the following progress that was made by management:

- Located and acquired seven industrial properties as per its investment strategy without placing undue burden on liquidity.
- Raised approximately $55.0 million in equity via underwritten public offering of preferred stock, $16.2 million via registered direct placement of common stock and $13.1 million through the DRIP.
- Continued its conservative approach to management of the properties and maintained its cash distributions to shareholders.
- Renewed 86% of expiring leases expiring in fiscal 2012 on favorable terms.
- Managed general and administrative costs to an appropriate level.
- Refinanced debt at lower interest rates.

The individual awards were allocated based on the named executive officers' individual contributions to these accomplishments. Other factors included the named executive officers' responsibilities and years of service. In addition, the awards were compared to each named executive officers' total compensation and compared with comparable Real Estate Investment Trusts (REITS) using the annual Compensation Survey published by NAREIT as a guide for setting total compensation.

Perquisites and Other Personal Benefits

The Company's employment agreements provide the named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the executive officers.

The named executive officers are provided the following benefits under the terms of their employment agreements: an allotted number of paid vacation weeks; eligibility for the executive, spouse and dependents in all Company sponsored employee benefits plans, including 401(k) plan, group health, accident, and life insurance, on terms no less favorable than applicable to any other executive; use of an automobile; and, supplemental long-term disability insurance, at the Company's cost, as agreed to by the Company and the named executive officer. Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended September 30, 2012, are included in "All Other Compensation" of the Summary Compensation Table provided below under Item 11 of this report.

Payments upon Termination or Change in Control

In addition, the named executive officers' employment agreements each contain provisions relating to change in control events and severance upon termination for events other than with cause or good reason (as defined under the terms of the employment agreements). These change in control and severance terms are designed to promote stability and continuity of senior management. Information regarding these provisions is included in "Employment Agreements" provided below in Item 11 of this report. There are no other agreements or arrangements governing change in control payments.

Evaluation

Mr. Eugene Landy is employed under an Amended Employment Agreement with the Company. In July 2010, based on the Compensation Committees' evaluation of his performance, his base compensation under his amended contract was increased from $225,000 to $275,000 per year.

In evaluating Mr. Eugene Landy's leadership performance, during 2010, the Committee awarded Mr. Eugene Landy an Outstanding Leadership Achievement Award (the Award) in the amount of $300,000 per year for three years. This Award is to recognize Mr. Eugene Landy's exceptional leadership as President and Chief Executive Officer for over 40 years.

In evaluating Mr. Eugene Landy's eligibility for an annual bonus, the Committee used the bonus schedule included in Mr. Eugene Landy's amended contract as a guide. During 2012, the Company's market capitalization increased 56%, FFO per share increased 2%, and dividends per share remained consistent at $0.60 per share. During 2012, the Company met the 20% growth in market capitalization criteria. Accordingly, the Compensation Committee approved a bonus for the President of $90,000.

The Committee has also approved the recommendations of the President concerning the other named executive officers' annual salaries, bonuses, option and restricted stock grants and fringe benefits.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this report.

Compensation Committee:
Stephen B. Wolgin
Matthew I. Hirsch

Summary Compensation Table

The following Summary Compensation Table shows compensation paid or accrued by the Company for services rendered during 2012, 2011, and 2010 to the named executive officers. There were no other executive officers whose aggregate compensation allocated to the Company for fiscal 2012 exceeded $100,000.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Awards (5)	Option Awards ($) (6)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eugene W. Landy	2012	$275,000	$390,000	$210,510	$31,850	$59,109 (1)	$27,250 (2)	$993,719
President and CEO	2011	275,000	320,000	157,197	39,650	54,608 (1)	42,500 (2)	888,955
	2010	250,000	390,000	135,805	21,450	206,794 (1)	38,000 (2)	1,042,049
Michael P. Landy	2012	$307,527	$266,449	$126,560	$-0-	$-0-	$39,066 (3)	$739,602
Chairman of Executive Committee	2011	263,858	61,544	94,490	-0-	-0-	36,630 (3)	456,522
and Chief Operating Officer	2010	200,103	111,445	59,660	-0-	-0-	28,863 (3)	400,071
Maureen E. Vecere	2012	$151,417	$10,904	$-0-	$-0-	$-0-	$853,896 (4)	$1,016,217
Former Chief Financial and	2011	186,750	35,385	85,900	-0-	-0-	8,316 (4)	316,351
Accounting Officer	2010	161,917	8,519	59,660	-0-	-0-	6,110 (4)	236,206
Kevin S. Miller	2012	$76,923	-0-	-0-	-0-	-0-	-0-	$76,923
Chief Financial and								
Accounting Officer								
Anna T. Chew (7)	2012	$53,029	$35,000	$98,960	$-0-	$-0-	$27,250 (8)	$214,239
Treasurer	2011	65,150	-0-	73,874	-0-	-0-	25,000 (8)	164,024
	2010	65,150	-0-	59,660	-0-	-0-	20,500 (8)	145,310
Allison Nagelberg (9)	2012	$116,016	$35,000	$87,400	-0-	-0-	-0-	$238,416
General Counsel	2011	44,532	20,000	65,284	-0-	-0-	-0-	129,816
	2010	44,532	-0-	43,175	-0-	-0-	-0-	87,707

Notes:

(1) Accrual for pension and other benefits of $59,109, $54,608 and $206,794 for 2012, 2011 and 2010, respectively, in accordance with Mr. Landy's employment contract.

(2) Represents Director's fees of $27,250, $25,000 and $20,500 for 2012, 2011 and 2010, respectively, paid to Mr. Landy; and legal fees paid to the firm of Eugene W. Landy of $-0-, $17,500 and $17,500 for 2012, 2011 and 2010, respectively.

(3) Represents Director's fees of $27,250, $25,000 and $20,500 in 2012, 2011 and 2010, respectively, and fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer and reimbursement of a disability policy. Prior to July 1 2012, approximately 25%, 30% and 30% of this employee's salary compensation cost was allocated to and reimbursed by UMH, pursuant to a cost sharing agreement between the Company and UMH in 2012, 2011 and 2010, respectively. As of July 1, 2012, 100% of salary compensation has been allocated to the Company.

(4) Represents discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer and reimbursement of a disability policy. On May 31, 2012, Ms. Vecere passed away. In June

2012, the Company incurred a one-time $832,000 severance expense to the Estate of Maureen E. Vecere, which is included in the 2012 All Other Compensation amount.

(5) The values were established based on the number of shares granted as follows, 9/14/12 - $11.56, 9/6/12 - $11.50, 7/5/11 - $8.59 and 8/3/10 - $7.85.

(6) The fair value of the stock option grant was based on the Black-Scholes valuation model. See Note No. 10 to the Consolidated Financial Statements for assumptions used in the model. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.

(7) Anna T. Chew, the Company's Treasurer, is an employee of UMH. Ms. Chew served as the Company's Chief Financial Officer from 2003 through June 2010 and Interim Chief Financial Officer from March 30, 2012 through July 2, 2012. Her compensation disclosure can be found in the filings of UMH. During 2012, 2011 and 2010, approximately 25% of her salary compensation cost was allocated to and reimbursed by the Company for her services, pursuant to a cost sharing arrangement between the Company and UMH. Ms. Chew is an inside director. As of July 2, 2012, Ms. Chew is no longer allocated to the Company.

(8) Represents Director's fees of $27,250, $25,000 and $20,500 in 2012, 2011 and 2010, respectively

(9) Allison Nagelberg, the Company's General Counsel, is an employee of UMH. Her compensation disclosure can be found in the filings of UMH. During 2012, 2011 and 2010, approximately 50%, 25% and 25%, respectively, of her salary compensation cost was allocated to and reimbursed by the Company for her services, pursuant to a cost sharing arrangement between the Company and UMH.

Stock Compensation Plan

On July 26, 2007, the 2007 Stock Option Plan (the 2007 Plan) was approved by the shareholders authorizing the grant to officers, directors and key employees, of options to purchase up to 1,500,000 shares of common stock. On May 6, 2010, the shareholders approved and ratified an amendment and restatement of the 2007 Plan. The amendment and restatement made two significant changes: (1) the inclusion of Directors as participants in the 2007 Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other minor changes. The amendment also makes certain modifications and clarifications, including concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code.

Grants of Plan-Based Awards

Options to purchase 65,000 shares were granted in 2012 and options to purchase 329,150 shares were exercised during 2012. During fiscal 2012, 56,800 and 11,000 shares of restricted common stock were granted at a grant date fair value of $11.50 per share and $11.56 per share, respectively. As of September 30, 2012, the number of shares remaining for future grant of stock options or restricted stock is 801,961.

Options may be granted any time up through March 26, 2017. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

Under the 2007 Plan, the Compensation Committee determines the recipients of restricted stock awards; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000.

All restricted stock awards granted during fiscal year 2012 vest over five years. The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of restricted stock and individual grants of stock options made during the year ended September 30, 2012:

Name	Grant Date	Number of Shares of Restricted Stock	Number of Shares Underlying Options	Exercise Price of Option Award or Fair Value Per Share at Grant Date o Restricted Stock Award	Grant Date Fair Value
Eugene W. Landy (1)	01/03/12	-0-	65,000	$9.33	$31,850 (2)
Eugene W. Landy	09/06/12	17,300	-0-	11.50	$198,950
Eugene W. Landy	09/14/12	1,000(3)	-0-	11.56	11,560
Michael P. Landy	09/06/12	10,000	-0-	11.50	115,000
Michael P. Landy	09/14/12	1,000(3)	-0-	11.56	11,560
Anna T. Chew	09/06/12	7,600	-0-	11.50	87,400
Anna T. Chew	09/14/12	1,000(3)	-0-	11.56	11,560
Allison Nagelberg	09/06/12	7,600	-0-	11.50	87,400

(1) These options expire 8 years from grant date.
(2) This value was established using the Black-Scholes stock option valuation model. The following weighted-average assumptions were used in the model: expected volatility of 19.24%; risk-free interest rate of 1.41%; dividend yield of 6.43%; expected life of options of 8 years; and -0- estimated forfeitures. The fair value per share granted was $0.49. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.
(3) Grants of 1,000 shares of restricted stock granted to all directors.

Option Exercises and Stock Vested

The following table sets forth summary information concerning option exercises and vesting of restricted stock awards for each of the named executive officers during the year ended September 30, 2012:

Fiscal Year Ended September 30, 2012				
	Option Awards		**Restricted Stock Awards**	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value realized on Vesting ($)
Eugene W. Landy	65,000	$254,150	7,901	$91,726(2)
Michael P. Landy	-0-	-0-	4,103	47,733(3)
Maureen E. Vecere	127,600	437,196	22,360	226,951(4)
Anna T. Chew	50,000	110,750	3,591	41,704(5)
Allison Nagelberg	-0-	-0-	2,893	33,638(6)

(4) Value realized based on the difference between the closing price of the shares on the New York Stock Exchange (NYSE) as of the date of exercise less the exercise price of the stock option.
(5) Value realized based on the closing price of the shares on the NYSE as of the date of vesting made up of 3,799 shares vesting on 7/5/12 at $11.80 per share, 3,881 shares vesting on 8/3/12 at $11.49 per share and 221 shares vesting from dividend reinvestment on 8/14/12 at a discounted price of $10.42 per share.
(6) Value realized based on the closing price of the shares on the NYSE as of the date of vesting made up of 2,284 shares vesting on 7/5/12 at $11.80 per share, 1,705 shares vesting on 8/3/12 at $11.49 per share and 114 shares vesting from dividend reinvestment on 8/14/12 at a discounted price of $10.42 per share.
(7) Value realized based on the closing price of the shares on the NYSE as of the date of vesting on 5/31/12 of $10.15 per share.
(8) Value realized based on the closing price of the shares on the NYSE as of the date of vesting made up of 1,785 shares vesting on 7/5/12 at $11.80 per share, 1,705 shares vesting on 8/3/12 at $11.49 per share and 101 shares vesting from dividend reinvestment on 8/14/12 at a discounted price of $10.42 per share.
(9) Value realized based on the closing price of the shares on the NYSE as of the date of vesting made up of 1,578 shares vesting on 7/5/12 at $11.80 per share, 1,234 shares vesting on 8/3/12 at $11.49 per share and 81 shares vesting from dividend reinvestment on 8/14/12 at a discounted price of $10.42 per share.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options and restricted stock outstanding at September 30, 2012:

Fiscal Year Ended September 30, 2012						
	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option exercise price ($)	Option expiration date	Number of Shares That Have Not Vested	Market Value Of Shares that Have Not Vested (2)
Eugene W. Landy					46,291 (3)	$517,999
	-0-	65,000 (1)	$9.33	01/03/20		
	65,000	-0-	8.72	01/03/19		
	65,000	-0-	7.22	01/05/18		
	65,000	-0-	7.25	10/20/16		
	65,000	-0-	8.22	12/12/15		
	16,375	-0-	8.05	01/22/15		
	65,000	-0-	8.15	08/02/14		
	16,375	-0-	8.70	09/21/13		
	65,000	-0-	8.28	08/10/13		
Michael P. Landy					25,861 (4)	$289,382
	25,000	-0-	$7.25	10/20/16		
	25,000	-0-	7.80	03/10/16		
	9,825	-0-	8.05	01/22/15		
	25,000	-0-	8.04	09/12/14		
	9,825	-0-	8.70	09/21/13		
	25,000	-0-	8.28	08/10/13		
Anna T. Chew					21,382 (5)	$239,268
	50,000	-0-	$7.25	10/20/16		
	50,000	-0-	7.80	03/10/16		
	6,550	-0-	8.05	01/22/15		
	50,000	-0-	8.04	09/12/14		
	6,550	-0-	8.70	09/21/13		
	50,000	-0-	8.28	08/10/13		
Allison Nagelberg					18,042 (6)	$201,893

(1) These options will become exercisable on January 3, 2013.

(2) Based on the closing price of our common stock on September 30, 2012 of $11.19. Restricted stock awards vest over 5 years.

(3) 12,143 shares vest 1/3rd on August 2nd over the next 3 years, 15,848 shares vest 1/4th on July 5th over the next 4 years, 17,300 shares vest 1/5th on September 6th over the next 5 years and 1,000 shares vest 1/5th on September 14th over the next 5 years

(4) 5,335 shares vest 1/3rd on August 2nd over the next 3 years, 9,526 shares vest 1/4th on July 5th over the next 4 years, 10,000 shares vest 1/5th on September 6th over the next 5 years and 1,000 shares vest 1/5th on September 14th over the next 5 years

(5) 5,335 shares vest 1/3rd on August 2nd over the next 3 years, 7,447 shares vest 1/4th on July 5th over the next 4 years, 7,600 shares vest 1/5th on September 6th over the next 5 years and 1,000 shares vest 1/5th on September 14th over the next 5 years

(6) 3,860 shares vest 1/3rd on August 2nd over the next 3 years, 6,582 shares vest 1/4th on July 5th over the next 4 years and 7,600 shares vest 1/5th on September 6th over the next 5 years

Employment Agreements

Eugene W. Landy, the Company's President and Chief Executive Officer, executed an Employment Agreement on December 9, 1994, which was amended on June 26, 1997 (the "First Amendment"), on November 5, 2003 (the "Second Amendment"), on April 1, 2008 (the "Third Amendment") and on July 1, 2010 (the "Fourth Amendment") – collectively, the "Amended Employment Agreement". Pursuant to the Amended Employment Agreement, Mr. Eugene Landy's base salary is $275,000 per year. He is entitled to receive pension payments of $50,000 per year through 2020; in fiscal 2012, the Company accrued $59,109 in additional compensation expense related to the pension benefits. Mr. Eugene Landy was awarded an Outstanding Leadership Achievement Award in the amount of $300,000 per year for three years for a total of $900,000; as of the close of fiscal 2012, Mr. Eugene Landy has received two of these three payments, and the third payment will be made during fiscal 2013. Mr. Eugene Landy's incentive bonus schedule is detailed in the Fourth Amendment and is based on progress toward achieving certain target levels of growth in market capitalization, funds from operations and dividends per share. Pursuant to the Amended Employment Agreement, Mr. Eugene Landy will receive each year an option to purchase 65,000 shares of the Company common stock. Mr. Eugene Landy is entitled to five weeks paid vacation, and he is entitled to participate in the Company's employee benefits plans.

The Amended Employment Agreement provides for aggregate severance payments of $500,000, payable to Mr. Eugene Landy upon the termination of his employment for any reason, in increments of $100,000 per year for five years. He is entitled to disability payments in the event of his disability (as defined in the Amended Employment Agreement) for a period of three years, equal to his base salary. The Amended Employment Agreement provides for a death benefit of $500,000, payable to Mr. Eugene Landy's designated beneficiary. Upon the termination of Mr. Eugene Landy's employment following or as a result of certain types of transactions that lead to a significant increase in the Company's market capitalization, the Amended Employment Agreement provides that Mr. Eugene Landy will receive a grant of 35,000 to 65,000 shares of the Company common stock, depending on the amount of the increase in the Company's market capitalization; all of his outstanding options to purchase shares of the Company common stock will become immediately vested, and he will be entitled to continue to receive benefits under the Company's health insurance and similar plans for one year. In the event of a change in control of the Company, Eugene W. Landy shall receive a lump sum payment of $2,500,000, provided that the sale price of the Company is at least $10 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and UMH. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes. The Amended Employment Agreement is terminable by the Company's Board of Directors at any time by reason of Mr. Eugene Landy's death or disability or for cause, which is defined in the Amended Employment Agreement as a termination of the agreement if the Company's Board of Directors determines in good faith that Mr. Eugene Landy failed to substantially perform his duties to the Company (other than due to his death or disability), or has engaged in conduct the consequences of which are materially adverse to the Company, monetarily or otherwise. Upon termination of the Amended Employment Agreement, Mr. Eugene Landy will remain entitled to the disability, severance, death and pension benefits provided for in the Amended Employment Agreement.

Effective January 1, 2009, the Company and Michael P. Landy, Chairman of the Executive Committee and Executive Vice President, entered into a three-year employment agreement, under which Mr. Michael Landy receives an annual base salary of $190,575 for 2009 with increases of 5% for 2010 and 2011, plus bonuses and customary fringe benefits. The employment agreement renews for successive one-year terms, unless either party gives written notice of termination to the other party. On January 13, 2011, Mr. Michael Landy was appointed Chief Operating Officer and continued as Chairman of the Company's Executive Committee. Effective January 19, 2011, Mr. Michael Landy's employment contract with the Company was amended to increase his base salary for calendar 2011 to $285,109 annually. Effective January 1, 2012, the Company and Michael P. Landy entered into a three-year employment agreement, under which Mr. Landy receives an annual base salary of $315,000 for 2012 with increases of 5% for 2013 and 2014, plus bonuses and customary fringe benefits. This contract automatically renews for successive one-year terms in accordance with the terms of the agreement. Mr. Landy will also receive four weeks vacation. The Company will reimburse Mr. Landy for the cost of a disability insurance policy such that, in the event of Mr. Landy's disability for a period of more than 90 days, Mr. Landy will receive benefits up to 60% of his then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and UMH, Mr. Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or Mr. Landy may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, Mr. Landy shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. Approximately 25% of Mr. Landy's compensation was allocated to UMH pursuant to a cost sharing agreement between the Company and UMH. Effective July 1, 2012, 100% of Mr. Landy's compensation has been allocated to the Company.

The Company amended the employment agreement with Maureen E. Vecere, who was appointed the Company's Chief Financial and Accounting Officer on June 2, 2010. Prior to that date, Ms. Vecere was the Company's Controller and Treasurer since 2003. The amendment provided for an increase in Ms. Vecere's base salary from $149,000 per year to $180,000 per year for the remainder of calendar 2010 with an increase of 5% for calendar 2011. The other terms of the contract remained unchanged. Effective January 1, 2012, the Company and Maureen E. Vecere, entered into a three-year employment agreement, under which Ms. Vecere received an annual base salary of $250,000 for 2012 with increases of 5% for 2013 and 2014, plus bonuses and customary fringe benefits. This contract automatically renewed for successive one-year terms in accordance with the terms of the agreement. Ms. Vecere's employment agreement provided for bonuses and customary fringe benefits. Ms. Vecere also received four weeks vacation. The Company would reimburse Ms. Vecere for the cost of a disability insurance policy such that, in the event of Ms. Vecere's disability for a period of more than 90 days, Ms. Vecere would receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and UMH, Ms. Vecere would have the right to extend and renew this employment agreement so that the expiration date would be three years from the date of merger, sale or change of voting control, or would have the right to terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there was a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, Ms. Vecere was entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. On May 31, 2012, Ms. Vecere passed away. In June 2012, the Company incurred a one-time $832,000 severance expense to the Estate of Maureen E. Vecere.

During fiscal 2010, the Company executed an employment agreement with Cynthia J. Morgenstern. Effective November 8, 2010, Cynthia J. Morgenstern's employment as Executive Vice President terminated. In accordance with her Employment Agreement, she resigned from the Board of Directors. On January 31, 2011, the Company paid $275,000 as severance to Ms. Morgenstern.

Potential Payments upon Termination of Employment or Change-in-Control

Under the employment agreements with our President and Chief Executive Officer and the other named executive officers listed below, our President and Chief Executive Officer and such other named executive officers are entitled to receive the following estimated payments and benefits upon a termination of employment or voluntary resignation (with or without a change-in-control). These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a termination of employment, or voluntary resignation, were to occur. The table below reflects the amount that could be payable under the various arrangements assuming that the termination of employment had occurred at September 30, 2012.

	Voluntary Resignation on 9/30/12(1)	Termination Not for Cause Or Good Reason Resignation on 9/30/12	Termination For Cause on 9/30/12 (1)	Termination Not for Cause or Good Reason Resignation (After a Change-in-Control) on 9/30/12	Disability/ Death on 9/30/12
Eugene W. Landy	$5,288	$520,736 (2)	$5,288	$3,020,736 (3)	$845,736 (4)
Michael P. Landy	6,058	756,788 (5)	6,058	756,788 (5)	756,788 (5)
Anna T. Chew (6)	-0-	-0-	-0	-0-	-0-
Allison Nagelberg (6)	-0-	-0-	-0	-0-	-0-

(1) Consists of accrued vacation time.

(2) Consists of severance payments of $500,000, payable $100,000 per year for 5 years plus the estimated cost of continuation of benefits for one year following termination and accrued vacation.

(3) Mr. Eugene W. Landy shall receive a lump-sum payment of $2,500,000 in the event of a change in control, provided that the sale price of the Company is at least $10 per share of common stock. In addition, if Mr. Eugene W. Landy's employment agreement is terminated, he receives severance payments of $500,000, continuation of benefits for one year following termination and accrued vacation.
(4) In the event of a disability, as defined in the agreement, Mr. Eugene W. Landy shall receive disability payments equal to his base salary for a period of three years, continuation of benefits for one year following termination and accrued vacation. He has a death benefit of $500,000 payable to Mr. Eugene W. Landy's beneficiary.
(5) Payments represent 27 months salary under the employment agreement.
(6) Anna T. Chew and Allison Nagelberg are employees of UMH and are subject to employment contracts with UMH and amounts potentially payable are not included herein.

The Company retains the discretion to compensate any officer upon any future termination of employment or a change-in-control.

Director Compensation

Effective July 1, 2010, Directors receive a fee of $2,250 for each Board meeting attended, $500 for each Board phone meeting, and an additional fixed annual fee of $15,000 payable quarterly. Directors appointed to board committees, which are the Nominating Committee, Compensation Committee and Audit Committee, receive $500 for each meeting attended.

Effective September 1, 2012, Directors receive a fee of $3,125 for each Board meeting attended, $500 for each Board phone meeting, and an additional fixed annual fee of $22,500 payable quarterly. Directors appointed to board committees receive $1,000 for each meeting attended.

The table below sets forth a summary of director compensation for the fiscal year ended September 30, 2012:

Director	Fees Earned or Paid in Cash ($)	Restricted Stock Awards (6) ($)	Total ($)
Ernest Bencivenga (1)	$6,000	$-0-	$6,000
Daniel D. Cronheim	27,250	11,560	$38,810
Catherine B. Elflein (3)	28,000	11,560	$39,560
Neal Herstik (5)	27,750	11,560	$39,310
Matthew I. Hirsch (3)(4)(5)	32,250	11,560	$43,810
Charles Kaempffer (2)	29,250	-0-	$29,250
Samuel A. Landy	27,250	11,560	$38,810
Scott L. Robinson (3)	30,250	11,560	$41,810
Eugene Rothenberg	26,750	11,560	$38,310
Stephen B. Wolgin (3)(4)(5)	32,750	11,560	$44,310
Total	$267,500	$92,480	$359,980

(1) Mr. Bencivenga passed away in Q2 2012.
(2) Mr. Kaempffer is an Emeritus director which is a retired director who is not entitled to vote on board resolutions however he receives directors' fees for participation in the board meetings.
(3) The Audit Committee for 2012 consists of Mr. Hirsch, Mr. Wolgin, Mr. Robinson and Ms. Elflein. The board had determined that Mr. Wolgin and Ms. Elflein are considered "audit committee financial experts" within the meaning of the rules of the SEC and are "financially sophisticated" within the meaning of the listing requirements of the New York Stock Exchange.

(4) Mr. Hirsch and Mr. Wolgin are members of the Compensation Committee.
(5) Mr. Herstik, Mr. Hirsch, and Mr. Wolgin are members of the Nominating Committee.
(6) Directors each received a grant of 1,000 shares of restricted common stock under the 2007 Plan. Fair value on the date of grant was $11.56 per share.

Pension Benefits and Nonqualified Deferred Compensation Plans

Except as provided in the specific agreements described above, the Company does not have a pension or other post-retirement plans in effect for officers, directors or employees or a nonqualified deferred compensation plan. The present value of accumulated benefit of pension benefits for Mr. Eugene W. Landy is $692,835 as of September 30, 2012. Payments made during the 2012 fiscal year were $50,000. He is entitled to receive pension payments of $50,000 per year through 2020. The Company's employees may elect to participate in the 401(k) plan of UMH Properties, Inc.

Other Information

Daniel D. Cronheim is an inside Director of the Company and Executive Vice President of David Cronheim Company (Cronheim) and CMS. Daniel Cronheim received $27,250, $25,000 and $20,500 for Director's fees in 2012, 2011 and 2010, respectively. The David Cronheim Company received $15,950, $15,400 and $22,773 in lease commissions in 2012, 2011 and 2010, respectively. The David Cronheim Mortgage Corporation, an affiliated company, received $161,000, $-0- and $100,000 in mortgage brokerage commissions in 2012, 2011 and 2010, respectively.

During fiscal 2011 and 2010 and through January 31, 2012, the Company was subject to management contracts with CMS for a fixed annual fee of $380,000. On February 1, 2012, the management fee contract was increased to $410,000 per annum. During 2012, 2011 and 2010, the Company also agreed to reimburse CMS for fees paid to subagents. CMS provided sub-agents as regional managers for the Company's properties. The Company paid CMS management fees (net of allocation to the minority owner of the Somerset, New Jersey shopping center) of $562,452, $547,751 and $421,647 fiscal 2012, 2011 and 2010, respectively, for the management of the properties subject to the management contract. Effective August 1, 2012, the Company's management contract with CMS terminated and the Company became a fully integrated and self-managed real estate company.

Effective August 1, 2012, the Board agreed to compensate Robert Cronheim (Real Estate Advisor) $8,333 per month for 12 months, in recognition of his services for past years and continued advice and insight.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, the Compensation Committee consisted of Messrs Hirsch and Wolgin. No member of the Compensation Committee is a current or former officer or employee of the Company. In fiscal 2012, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on our Board of Directors or the Compensation Committee. The members of the Compensation Committee did not otherwise have any relationships requiring related-party disclosure in this Proxy Statement.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists information with respect to the beneficial ownership of the Company's common stock (the Shares) as of September 30, 2012 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o Monmouth Real Estate Investment Corporation, Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of September 30, 2012 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Shares Outstanding(2)
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	3,799,806 (3)	9.34 %
BlackRock Inc. 40 East 52nd Street New York, New York 10022	2,881,884 (4)	7.08 %
Oakland Financial Corporation 34200 Mound Road Sterling Heights, Michigan 48310	2,433,422 (5)	5.98 %
FMR LLC (Fidelity) 82 Devonshire Street Boston, Massachusetts 02109	2,119,398 (6)	5.21%
Anna T. Chew	368,700 (7)	*
Daniel D. Cronheim	87,347	*
Catherine B. Elflein	9,050 (8)	*
Neal Herstik	9,638 (9)	*

Matthew I. Hirsch	63,152	*
Eugene W. Landy	1,966,333 (10)	4.77%
Michael P. Landy	387,764 (11)	*
Samuel A. Landy	266,282 (12)	*
Allison Nagelberg	28,128 (13)	*
Scott Robinson	9,050 (14)	*
Eugene D. Rothenberg	86,348	*
Stephen B. Wolgin	39,395 (15)	*
Directors and Officers as a group		8.00%

*Less than 1%.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on September 30, 2012, which was 40,696,692.

(3) Based on Schedule 13F filed on September 30, 2012, with the SEC, The Vanguard Group, Inc., owns 3,799,806 Shares. This filing with the SEC by The Vanguard Group, Inc., indicates that The Vanguard Group, Inc. has sole voting and dispositive power with respect to those Shares.

(4) Based on Schedule 13F filed on September 30, 2012, with the SEC, BlackRock Inc., owns 2,881,884 Shares. This filing with the SEC by BlackRock Inc. indicates that BlackRock has sole voting and dispositive power with respect to those Shares.

(5) Based on Schedule 13D filed on August 1, 2012, with the SEC by Oakland Financial Corporation ("Oakland"), Liberty Bell Agency, Inc. ("Liberty Bell"), and Cherokee Insurance Company ("Cherokee"), as of July 31, 2012, Oakland owns 17,307, Liberty Bell owns 46,543, Cherokee owns 2,194,103, Erie Manufactured Home Properties, LLC, owns 91,503, Apache Ventures, LLC, owns 83,884, and Matthew T. Maroun owns 83. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

(6) Based on Schedule 13F filed on September 30, 2012, with the SEC, FMR LLC (Fidelity), owns 2,119,398 Shares. This filing with the SEC by FMR LLC indicates that FMR LLC has sole voting and dispositive power with respect to those Shares.

(7) Includes (a) 135,107 Shares owned jointly with Ms. Chew's husband; and (b) 20,493 Shares held in Ms. Chew's 401(k) Plan. As a co-trustee of the UMH 401(k), Ms. Chew has shared voting power over the Shares held by the UMH 401(k). She, however, disclaims beneficial ownership of the Shares held by the UMH 401(k), except for the 20,493 Shares held by the UMH 401(k) for her benefit. Includes 213,100 Shares issuable upon exercise of a Stock Option.

(8) Includes 3,500 Shares owned jointly with Ms. Elflein's husband.

(9) Includes 1,600 Shares owned by Mr. Herstik's wife.

(10) Includes (a) 150,913 Shares owned by Mr. Eugene Landy's wife; (b) 224,427 Shares held in the E.W. Landy Profit Sharing Plan of which Mr. Landy is a trustee and has shared voting and dispositive power; (c) 192,294 Shares held in the E.W. Landy Pension Plan over which Mr. Landy has shared voting and dispositive power; (d) 13,048 Shares held in Landy Investments Ltd., over which Mr. Landy has shared voting and dispositive power; (e) 131,200 Shares held in the Eugene W. and Gloria Landy Family Foundation, a charitable trust, over which Mr. Landy has shared voting and dispositive power; and (f) 24,828 Shares in Juniper Plaza Associates, and (g) 19,152 Shares held in Windsor Industrial Park Associates, over which Mr. Landy has shared voting and dispositive power. Includes 487,750 Shares issuable upon the exercise of stock options.

(11) Includes (a) 18,430 Shares owned by Mr. Michael Landy's wife; and (b) 117,879 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote, and (c) 8,298 Shares held in 401(k) Plan. Includes 119,650 Shares issuable upon the exercise of a stock option.

(12) Includes (a) 21,000 Shares owned by Mr. Samuel Landy's wife; (b) 39,212 Shares held in a custodial account for Mr. Landy's minor child under the New Jersey Uniform Transfers to Minors Act with respect to which he disclaims any beneficial interest but he has sole dispositive and voting power; (c) 24,379 Shares in the Samuel Landy Family Limited Partnership; and (d) 46,978 Shares held in the UMH 401(k) Plan. As a co-trustee of the UMH 401(k), Mr. Landy has shared voting power over the Shares held by the UMH 401(k). He, however, disclaims beneficial ownership of the Shares held by the UMH 401(k), except for the 46,978 Shares held by the UMH 401(k) for his benefit.

(13) Includes (a) 1,000 Shares owned by Ms. Nagelberg's husband, and (b) 1,293 Shares held in custodial accounts for Ms. Nagelberg's minor children under the New Jersey Uniform Transfers to Minors Act with respect to which she disclaims any beneficial interest but she has sole dispositive and voting power.

(14) Includes 5,000 Shares issuable upon the exercise of a stock option.

(15) Includes (a) 2,017 Shares owned by Mr. Wolgin's wife, and (b) 632 Shares held in custodial accounts for Mr. Wolgin's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote. Mr. Wolgin also owns 10,000 Shares of the Series A Cumulative Preferred Stock.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Company had a note receivable from Mr. Eugene W. Landy with a balance of $984,375 at September 30, 2011 which was included in Loans to Officers, Directors and Key Employees included under Shareholders' Equity. This note was signed on April 30, 2002 and was fully repaid on April 11, 2012. The interest rate was fixed at 5% and the note was collateralized by 150,000 shares of the Company stock. The Company earned interest income on this note of $24,610 and $49,219 for the fiscal years ended September 30, 2012 and 2011, respectively.

Daniel D. Cronheim is an inside Director of the Company and Executive Vice President of David Cronheim Company (Cronheim) and CMS. Daniel Cronheim received $27,250, $25,000 and $20,500 for Director's fees in 2012, 2011 and 2010, respectively. The David Cronheim Company received $15,950, $15,400 and $22,773 in lease commissions in 2012, 2011 and 2010, respectively. The David Cronheim Mortgage Corporation, an affiliated company, received $161,000, $-0- and $100,000 in mortgage brokerage commissions in 2012, 2011 and 2010, respectively.

During fiscal 2011 and 2010 and through January 31, 2012, the Company was subject to management contracts with CMS for a fixed annual fee of $380,000. On February 1, 2012, the management fee contract increased to $410,000. During 2012 and 2011, the Company also agreed to reimburse CMS for fees paid to subagents. CMS provided sub-agents as regional managers for the Company's properties. The Company paid CMS management fees (net of allocation to the minority owner of the Somerset, New Jersey shopping center) of $562,452, $547,751 and $421,647 fiscal 2012, 2011 and 2010, respectively, for the management of the properties subject to the management contract. Effective August 1, 2012, the Company's management contract with CMS terminated and the Company became a fully integrated and self-managed real estate company. Management believes that the aforesaid fees were no more than what the Company would pay for comparable services elsewhere.

Effective August 1, 2012, the Board agreed to compensate Robert Cronheim (Real Estate Advisor) $8,333 per month for 12 months, in recognition of his services for the past years and continued advice and insight.

There are six Directors of the Company who are also Directors and shareholders of UMH. The Company holds common and preferred stock of UMH in its securities portfolio. See Note No. 7 included in this Form 10-K for current holdings. During 2011, the Company repurchased $5,000,000 in 8% Debentures due 2015 held by UMH.

The Company also shares 4 officers and 3 employees with UMH. Some general and administrative expenses were allocated between the Company and UMH based on use or services provided. Allocations of salaries and benefits for these 3 employees are made based on the amount of the employees' time dedicated to each affiliated company. Shared expenses are allocated between the Company and UMH based on usage by each company. These allocations are reviewed by our audit committee.

No director, executive officer, or any immediate family member of such director or executive officer may enter into any transaction or arrangement with the Company without the prior approval of the Board of Directors. If any such transaction or arrangement is proposed, the Board of Directors will appoint a Business Judgment Committee consisting of independent directors who are also independent of the transaction or arrangement. This Committee will recommend to the Board of Directors approval or disapproval of the transaction or arrangement. In determining whether to approve such a transaction or arrangement, the Business Judgment Committee will take into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer's or director's involvement in such transaction or arrangement. While the Company does not have specific written standards for approving such related party transactions, such transactions are only approved if it is in the best interest of the Company and its shareholders. Additionally, the Company's Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify the Company's General Counsel. Further, to identify related party transactions, the Company submits and requires our directors and executive officers to complete director and officer questionnaires identifying any transactions with the Company in which the director, executive officer or their immediate family members have an interest.

See identification of independent directors under Item 10.

ITEM 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

PKF O'Connor Davies served as the Company's independent registered public accountants for the years ended September 30, 2012 and 2011. The following are fees billed by and accrued to PKF O'Connor Davies in connection with services rendered:

	2012	**2011**
Audit Fees	$180,500	$176,000
Audit Related Fees	45,650	15,285
Tax Fees	49,503	40,817
Total Fees	$275,653	$232,102

Audit fees include professional services rendered for the audit of the Company's annual financial statements, management's assessment of internal controls, and reviews of financial statements included in the Company's quarterly reports on Form 10-Q.

Audit related fees include services that are normally provided by the Company's independent auditors in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent accountants. The policy requires that all services provided by our independent registered public accountants to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee, and all have been so approved. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining PKF O'Connor Davies' independence.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the Consolidated Financial Statements or Notes hereto.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES (CONT'D)

(a)(3) Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

2.1 Agreement and Plan of Merger dated March 24, 2003 by and between MREIC Maryland, Inc., a Maryland corporation ("Monmouth Maryland"), and Monmouth Real Estate Investment Corporation, a Delaware corporation ("Monmouth Delaware"), dated March 24, 2003 (incorporated by reference Appendix A to the 2002 proxy filed by the Registrant with The Securities and Exchange Commission on April 7, 2003, Registration No. 000-04258).

2.2 Agreement and Plan of Merger Among Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation, and Route 9 Acquisition, Inc., dated as of March 26, 2007, (incorporated by reference Appendix A to the 2007 proxy filed by the Registrant with The Securities and Exchange Commission on June 8, 2007, Registration No. 001-33177).

(3) Articles of Incorporation and By-Laws

3.1 Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Form S-3 filed by the Registrant with the Securities and Exchange Commission on September 1, 2009, Registration No. 333-161668).

3.2 Articles Supplementary, dated October 12, 2010 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2010, Registration No. 001-33177).

3.3 Articles of Amendment, dated January 25, 2012 (incorporated by reference to Exhibit 3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 27, 2012, Registration No. 001-33177).

3.4 Articles Supplementary, dated June 1, 2012, (incorporated by reference to Exhibit 3.1 to the Form 8.K filed by the Registrant with the Securities and Exchange Commission on June 5, 2012, Registration No. 001-33177).

3.5 Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Form S-3 filed by the Registrant with the Securities and Exchange Commission on September 1, 2009, Registration No. 333-161668).

(4) Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Second Supplemental Indenture, dated November 20, 2007 among Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation, and Wilmington Trust Company, as trustee, to Indenture, dated as of October 23, 2003 between Monmouth Capital Corporation and the Wilmington Trust Company, as trustee. (incorporated by reference to Exhibit 10.9 to the Form 10-K filed by the Registrant with the Securities and Exchange Committee on December 10, 2009, Registration No. 001-33177).

4.2 First Supplemental Indenture, dated July 31, 2007, among Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation and Wilmington Trust Company, as trustee, to Indenture, dated as of October 23, 2003, between Monmouth Capital Corporation and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities Exchange Commission on August 2, 2007, Registration No. 001-33177).

4.3 Indenture, dated as of October 23, 2003, between Monmouth Capital Corporation and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities Exchange Commission on August 2, 2007, Registration No. 001-33177).

4.4 Second Supplemental Indenture, dated November 20, 2007 among Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation, and Wilmington Trust Company, as trustee, to Indenture, dated March 30, 2005, between Monmouth Capital Corporation and the Wilmington Trust Company, as trustee. (incorporated by reference to Exhibit 10.12 to Form 10-K filed by the Registrant with the Securities and Exchange Committee on December 10, 2009, Registration No. 001-33177).

4.5 First Supplemental Indenture, dated July 31, 2007, among Monmouth Capital Corporation, Monmouth Real Estate Investment Corporation and Wilmington Trust Company, as trustee, to Indenture, dated as of March 30, 2005, between Monmouth Capital Corporation and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the Securities Exchange Commission on August 2, 2007, Registration No. 001-33177).

4.6 Indenture, dated as of March 30, 2005, between Monmouth Capital Corporation and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 10.9 to Form 8-K filed by the Registrant with the Securities Exchange Commission on August 2, 2007, Registration No. 001-33177).

4.7 Specimen certificate of common stock of Monmouth Real Estate Investment Corporation (incorporated by reference to Exhibit 4.1 to the Form S-3 filed by the Registrant with the Securities and Exchange Commission on September 1, 2009, Registration No. 333-161668).

4.8 Specimen certificate representing the Series A Preferred Stock of Monmouth Real Estate Investment Corporation (incorporated by reference to Exhibit 4.1 to the Form 8-A12B filed by the Registrant with the Securities and Exchange Commission on December 1, 2006, Registration No. 333-33177).

4.9 Specimen certificate representing the Series B Preferred Stock of Monmouth Real Estate Investment Corporation (incorporated by reference to Exhibit 4.3 to the form S-11 filed by the Registrant with the Securities and Exchange Commission on May 20, 2012, Registration No. 333-181172).

(10) Material Contracts

10.1 Employment Agreement with Mr. Eugene W. Landy dated December 9, 1994 (incorporated by reference to Form 10-K filed by the Registrant with the Securities and Exchange Commission on December 28, 1994).

10.2 First Amendment to Employment Agreement with Mr. Eugene W. Landy dated June 26, 1997 (incorporated by reference to the Exhibit 10.9 to the Form 10-K filed by the Registrant with the Securities and Exchange Committee on December 10, 2009, Registration No. 001-33177).

10.3 Second Amendment to Employment agreement with Mr. Eugene W. Landy dated November 5, 2003 (incorporated by reference to Appendix A to the 2004 proxy filed by the Registrant with the Securities and Exchange Committee on April 1, 2004, Registration No. 000-04248).

10.4 Third Amendment to Employment Contract of Eugene W. Landy, dated April 14, 2008 (incorporated by reference to Exhibit 99 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 16, 2008, Registration No. 001-33177).

10.5 Fourth Amendment to Employment Agreement – Eugene W. Landy, dated July 13, 2010 (incorporated by reference to Exhibit 99 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 13, 2010, Registration No. 001-33177).

10.6 Employment Agreement - Michael P. Landy, dated January 6, 2012 (incorporated by reference to Exhibit 99.1 the Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 9, 2012, Registration No. 001-33177).

10.7 Employment Agreement – Maureen E. Vecere, dated January 6, 2012 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 9, 2012, Registration No. 001-33177).

10.8 Management Agreement with Cronheim Management Services dated August 1, 2006 (incorporated by reference to Exhibit 10.5 to the Form 10-K filed with the Securities and Exchange Commission on December 14, 2006, Registration No. 001-33177).

10.9 Dividend Reinvestment and Stock Purchase Plan of Monmouth Real Estate Investment Corporation (incorporated by reference to Form S-3D filed by the Registrant with the Securities and Exchange Commission on August 1, 2012, Registration No. 333-182995).

10.10 Monmouth Real Estate Investment Corporation's 2007 Stock Option Plan, Amended and Restated. (incorporated herein by reference to Appendix A to the Registrant's proxy statement, filed on March 16, 2010, Registration No.001-33177).

10.11 Form of Indemnification Agreement between Monmouth Real Estate Investment Corporation and its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 23, 2012).

(14)	Code of Business Conduct and Ethics (incorporated by reference to Form 10-K filed by the Registrant with the Securities and Exchange Commission on December 14, 2004, Registration No. 000-04258).
(21)	Subsidiaries of the Registrant.
(23)	Consent of PKF O'Connor Davies.
(31.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation

We have audited the accompanying consolidated balance sheets of Monmouth Real Estate Investment Corporation (the "Company") as of September 30, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. Our audit also included the financial statement schedule listed in the Index at Item 15(a)(2)(i). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monmouth Real Estate Investment Corporation at September 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 11, 2012, expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies
A Division of O'Connor Davies, LLP
New York, New York
December 11, 2012

* * *

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30,

ASSETS	2012	2011
Real Estate Investments:		
Land	$ 88,887,014	$ 82,115,823
Buildings and Improvements	459,425,689	394,815,902
Total Real Estate Investments	548,312,703	476,931,725
Accumulated Depreciation	(79,345,279)	(67,908,169)
Net Real Estate Investments	468,967,424	409,023,556
Real Estate Held for Sale	-0-	2,561,727
Cash and Cash Equivalents	24,650,858	6,376,808
Securities Available for Sale at Fair Value	61,685,173	44,265,059
Tenant and Other Receivables	1,116,825	1,018,733
Deferred Rent Receivable	2,214,501	1,661,027
Loans Receivable, net	87,916	187,384
Prepaid Expenses	1,428,454	556,541
Financing Costs, net of Accumulated Amortization of $2,546,806 and $2,122,218, respectively	3,213,762	2,405,426
Lease Costs, net of Accumulated Amortization of $1,156,699 and $825,709, respectively	1,518,780	1,227,451
Intangible Assets, net of Accumulated Amortization of $6,731,014 and $5,253,659, respectively	7,635,026	5,757,880
Other Assets	1,988,983	1,945,244
TOTAL ASSETS	$ 574,507,702	$ 476,986,836

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D)
AS OF SEPTEMBER 30,

LIABILITIES AND SHAREHOLDERS' EQUITY	2012	2011
Liabilities:		
Mortgage Notes Payable	$ 237,943,911	$ 211,614,170
Subordinated Convertible Debentures	8,615,000	8,915,000
Loans Payable	5,200,000	16,860,950
Accounts Payable and Accrued Expenses	3,881,769	2,129,658
Other Liabilities	3,179,883	2,952,974
Total Liabilities	258,820,563	242,472,752
COMMITMENTS AND CONTINGENCIES		
Shareholders' Equity:		
Series A - 7.625% Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share: 2,139,750 Shares Authorized, Issued and Outstanding as of September 30, 2012 and 2011, respectively	53,493,750	53,493,750
Series B - 7.875% Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share: 2,300,000 and -0- Shares Authorized, Issued and Outstanding as September 30, 2012 and 2011, respectively	57,500,000	-0-
Common Stock - $0.01 Par Value, 67,700,000 and 50,000,000 Shares Authorized; 40,696,692 and 36,785,037 Issued as of September 30, 2012 and 2011, respectively and 40,696,692 and 36,780,037 Shares Outstanding as of September 30, 2012 and 2011, respectively	406,967	367,850
Excess Stock - $.01 Par Value Per Share, 5,000,000 Shares Authorized; No Shares Issued or Outstanding	-0-	-0-
Treasury Stock at Cost, -0- and 5,000 Shares as of September 30, 2012 and 2011, respectively	-0-	(24,905)
Additional Paid-In Capital	198,902,485	179,392,039
Accumulated Other Comprehensive Income	5,383,937	2,368,163
Loans to Officers, Directors and Key Employees	-0-	(1,082,813)
Undistributed Income	-0-	-0-
Total Shareholders' Equity	315,687,139	234,514,084
TOTAL LIABLIITES & SHAREHOLDERS' EQUITY	$ 574,507,702	$ 476,986,836

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2012	2011	2010
INCOME:			
Rental Revenue	$43,393,813	$40,234,528	$37,323,455
Reimbursement Revenue	7,094,957	7,906,956	7,889,367
Lease Termination Income	3,222,283	-0-	-0-
TOTAL INCOME	53,711,053	48,141,484	45,212,822
EXPENSES:			
Real Estate Taxes	5,774,910	7,239,075	7,098,291
Operating Expenses	3,133,774	2,469,312	2,149,400
General & Administrative Expense	4,644,475	3,880,200	3,735,687
Acquisition Costs	667,799	425,157	459,030
Severance Expenses	965,083	275,000	-0-
Depreciation	11,471,070	10,312,807	9,282,829
TOTAL EXPENSES	26,657,111	24,601,551	22,725,237
OTHER INCOME (EXPENSE):			
Interest and Dividend Income	3,358,674	3,100,327	2,510,909
Amortization	(2,439,315)	(1,855,227)	(1,639,244)
Gain on Securities Transactions, net	6,044,065	5,238,203	2,609,149
Interest Expense	(15,352,499)	(14,870,906)	(14,822,725)
TOTAL OTHER INCOME (EXPENSE)	(8,389,075)	(8,387,603)	(11,341,911)
INCOME FROM CONTINUING OPERATIONS	18,664,867	15,152,330	11,145,674
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	19,628	265,868	(138,159)
NET INCOME	18,684,495	15,418,198	11,007,515
Less: Preferred Dividend	5,513,126	4,079,219	2,521,214
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$13,171,369	$11,338,979	$8,486,301

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2012	2011	2010
BASIC INCOME – PER SHARE			
Income from Continuing Operations	$0.47	$0.43	$0.36
Income from Discontinued Operations	-0-	0.01	-0-
Net Income	0.47	0.44	0.36
Less: Preferred Dividend	(0.14)	(0.12)	(0.08)
Net Income Attributable to Common Shareholders	$0.33	$0.32	$0.28
DILUTED INCOME – PER SHARE			
Income from Continuing Operations	$0.47	$0.43	$0.36
Income from Discontinued Operations	-0-	0.01	-0-
Net Income	0.47	0.44	0.36
Less: Preferred Dividend	(0.14)	(0.12)	(0.08)
Net Income Attributable to Common Shareholders	$0.33	$0.32	$0.28
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	39,660,692	35,083,457	30,371,217
Diluted	39,819,621	35,131,718	30,382,396

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2012	2011	2010
Net Income	$ 18,684,495	$15,418,198	$11,007,515
Other Comprehensive Income (Loss):			
Unrealized Holding Gains (Losses) Arising During the Period	9,059,839	(2,509,691)	8,928,375
Reclassification adjustment for Net Gains Realized in Income	(6,044,065)	(5,238,203)	(2,609,149)
Total Comprehensive Income	21,700,269	7,670,304	17,326,741
Less: Preferred Dividend	5,513,126	4,079,219	2,521,214
Comprehensive Income Attributable to Common Shareholders	$ 16,187,143	$ 3,591,085	$ 14,805,527

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2011, AND 2010

	Common Stock	Preferred Stock Series A	Preferred Stock Series B	Treasury Stock	Additional Paid in Capital	Loans to Officers Directors and Key Employees
Balance September 30, 2009	$257,888	$33,062,500	$-0-	$(24,905)	$125,606,953	$(1,201,563)
Shares Issued in Connection with the DRIP	22,529	-0-	-0-	-0-	15,907,876	-0-
Shares Issued in Connection with Registered Direct Placements, net of offering costs	57,302	-0-	-0-	-0-	38,581,635	-0-
Shares Issued Through the Exercise of Stock Options	1,163	-0-	-0-	-0-	763,134	-0-
Shares Issued Through Restricted Stock Awards	679	-0-	-0-	-0-	(679)	-0-
Stock Based Compensation Expense	-0-	-0-	-0-	-0-	33,860	-0-
Purchase of Noncontrolling Interest	-0-	-0-	-0-	-0-	(169,786)	-0-
Distributions To Common Shareholders	-0-	-0-	-0-	-0-	(9,979,924)	-0-
Net Income Attributable to Common Shareholders	-0-	-0-	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale, Net of Reclassification Adjustment	-0-	-0-	-0-	-0-	-0-	-0-
Balance September 30, 2010	339,561	33,062,500	-0-	(24,905)	170,743,069	(1,201,563)
Shares Issued in Connection with the DRIP	24,787	-0-	-0-	-0-	19,347,548	-0-
Shares Issued in Connection with Registered Direct Placements, net of offering costs	-0-	20,431,250	-0-	-0-	(1,452,615)	-0-
Shares Issued Through the Exercise of Stock Options	2,859	-0-	-0-	-0-	2,178,625	-0-
Shares Issued Through Restricted Stock Awards	754	-0-	-0-	-0-	(754)	-0-
Cancellation of Shares related to Forfeiture of Restricted Stock Awards	(111)	-0-	-0-	-0-	111	-0-
Stock Based Compensation Expense	-0-	-0-	-0-	-0-	163,150	-0-
Purchase of Noncontrolling Interest	-0-	-0-	-0-	-0-	(1,765,041)	-0-
Distributions To Common Shareholders	-0-	-0-	-0-	-0-	(9,822,054)	-0-
Repayment of Loans	-0-	-0-	-0-	-0-	-0-	118,750
Net Income Attributable to Common Shareholders	-0-	-0-	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale, Net of Reclassification Adjustment	-0-	-0-	-0-	-0-	-0-	-0-
Balance September 30, 2011	367,850	53,493,750	-0-	(24,905)	179,392,039	(1,082,813)
Shares Issued in Connection with the DRIP	15,039	-0-	-0-	-0-	13,079,577	-0-
Shares Issued in Connection with Registered Direct Placements, net of offering costs	20,000	-0-	-0-	-0-	16,169,700	-0-
Shares Issued in Connection with Underwritten Public Offering of Preferred Stock Series B, net of offering costs	-0-	-0-	57,500,000	-0-	(2,467,165)	-0-
Shares Issued Through the Exercise of Stock Options	3,293	-0-	-0-	-0-	2,555,549	-0-
Shares Issued Through Restricted Stock Awards	678	-0-	-0-	-0-	(678)	-0-
Distribution of Treasury Stock	-0-	-0-	-0-	24,905	(24,955)	-0-
Cancellation of Shares related to Forfeiture of Restricted Stock Awards	(57)	-0-	-0-	-0-	-0-	-0-
Shares Issued Through the Conversion of Debentures	164	-0-	-0-	-0-	149,836	-0-
Stock Based Compensation Expense	-0-	-0-	-0-	-0-	593,811	-0-
Distributions To Common Shareholders	-0-	-0-	-0-	-0-	(10,545,229)	-0-
Repayment of Loans	-0-		-0-	-0-		1,082,813
Net Income Attributable to Common Shareholders	-0-	-0-	-0-	-0-	-0-	-0-
Unrealized Net Holding gain on Securities Available for Sale, Net of Reclassification Adjustment	-0-	-0-	-0-	-0-	-0-	-0-
Balance September 30, 2012	$406,967	$53,493,750	$57,500,000	$-0-	$198,902,485	$-0-

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2011 AND 2010, CONT'D.

	Undistributed Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance September 30, 2009	$-0-	$3,796,831	$161,497,704
Shares Issued in Connection with the DRIP	-0-	-0-	15,930,405
Shares Issued in Connection with Registered Direct Placements, net of offering costs	-0-	-0-	38,638,937
Shares Issued Through the Exercise of Stock Options	-0-	-0-	764,297
Shares Issued Through Restricted Stock Awards	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	33,860
Purchase of Noncontrolling Interest	-0-	-0-	(169,786)
Distributions To Common Shareholders	(8,486,301)	-0-	(18,466,225)
Net Income Attributable to Common Shareholders	8,486,301	-0-	8,486,301
Unrealized Net Holding Gain on Securities Available for Sale, Net of Reclassification Adjustment	-0-	6,319,226	6,319,226
Balance September 30, 2010	-0-	10,116,057	213,034,719
Shares Issued in Connection with the DRIP	-0-	-0-	19,372,335
Shares Issued in Connection with Registered Direct Placements, net of offering costs	-0-	-0-	18,978,635
Shares Issued Through the Exercise of Stock Options	-0-	-0-	2,181,484
Shares Issued Through Restricted Stock Awards	-0-	-0-	-0-
Cancellation of Shares related to Forfeiture of Restricted Stock Awards	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	163,150
Purchase of Noncontrolling Interest	-0-	-0-	(1,765,041)
Distributions To Common Shareholders	(11,338,979)	-0-	(21,161,033)
Repayment of Loans	-0-	-0-	118,750
Net Income Attributable to Common Shareholders	11,338,979	-0-	11,338,979
Unrealized Net Holding Loss on Securities Available for Sale, Net of Reclassification Adjustment	-0-	(7,747,894)	(7,747,894)
Balance September 30, 2011	-0-	2,368,163	234,514,084
Shares Issued in Connection with the DRIP	-0-	-0-	13,094,616
Shares Issued in Connection with Registered Direct Placements, net of offering costs	-0-	-0-	16,189,700
Shares Issued in Connection with Underwritten Public Offering of Preferred Stock Series B, net of offering costs	-0-	-0-	55,032,835
Shares Issued Through the Exercise of Stock Options	-0-	-0-	2,558,842
Shares Issued Through Restricted Stock Awards	-0-	-0-	-0-
Distribution of Treasury Stock	-0-	-0-	(50)
Cancellation of Shares related to Forfeiture of Restricted Stock Awards	-0-	-0-	(57)
Shares Issued Through the Conversion of Debentures	-0-	-0-	150,000
Stock Based Compensation Expense	-0-	-0-	593,811
Distributions To Common Shareholders	(13,171,369)	-0-	(23,716,598)
Repayment of Loans	-0-	-0-	1,082,813
Net Income Attributable to Common Shareholders	13,171,369	-0-	13,171,369
Unrealized Net Holding gain on Securities Available for Sale, Net of Reclassification Adjustment	-0-	3,015,774	3,015,774
Balance September 30, 2012	$-0-	$5,383,937	$315,687,139

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30,

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$18,684,495	$15,418,198	$11,007,515
Noncash Items Included in Net Income:			
Depreciation & Amortization	13,910,385	12,249,416	11,275,679
Stock Based Compensation Expense	593,811	163,150	33,860
Gain on Securities Transactions, net	(6,044,065)	(5,238,203)	(2,609,149)
Changes in:			
Tenant, Deferred Rent & Other Receivables	(651,566)	(457,566)	(432,857)
Prepaid Expenses & Other Assets	(1,366,452)	(382,622)	(252,423)
Accounts Payable, Accrued Expenses & Other Liabilities	1,682,213	374,446	(26,966)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	26,808,821	22,126,819	18,995,659
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Real Estate & Intangible Assets	(68,903,045)	(18,841,546)	(48,225,328)
Capital Improvements & Purchases of Equipment	(4,452,275)	(1,437,395)	(885,829)
Proceeds on Sale of Real Estate	2,553,507	-0-	-0-
Purchase of Noncontrolling Interests	-0-	(4,138,291)	(948,802)
Deposits on Acquisitions of Real Estate	(1,577,418)	(1,722,850)	-0-
Purchase of Securities Available for Sale	(32,718,667)	(20,347,387)	(19,001,455)
Proceeds from Sale of Securities Available for Sale	24,358,392	16,090,362	13,236,770
Collections on Loans Receivable	99,468	31,189	122,875
NET CASH USED BY INVESTING ACTIVITIES	(80,640,038)	(30,365,918)	(55,701,769)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from Mortgages	56,033,000	7,800,000	27,100,000
Principal Payments on Mortgages	(29,703,259)	(17,341,678)	(13,336,548)
Net Proceeds from (Payments on) Loans	(11,660,950)	7,587,037	(9,789,837)
Repurchase of Subordinated Convertible Debentures	(150,000)	(5,075,000)	-0-
Repayment of Employee Loan	1,082,813	118,750	-0-
Financing Costs on Debt	(1,439,305)	(419,089)	(535,626)
Net Distributions to Noncontrolling Interests	(80,536)	(160,868)	(344,414)
Proceeds from Registered Direct Placement of Preferred Stock, net of offering costs	-0-	18,978,635	-0-
Proceeds from Underwritten Public Offering of Preferred Stock, net of offering costs	55,032,835	-0-	-0-
Proceeds from Registered Direct Placement of Common Stock, net of offering costs	16,189,700	-0-	38,661,466
Proceeds from Issuance of Common Stock in the DRIP, net of reinvestments	10,669,584	14,091,303	11,261,278
Proceeds from Exercise of Options	2,558,842	2,181,484	764,297
Preferred Dividends Paid	(5,135,783)	(4,079,219)	(2,521,214)
Dividends Paid, Net of Reinvestments	(21,291,674)	(15,880,001)	(13,819,627)
NET CASH PROVIDED BY FINANCING ACTIVITIES	72,105,267	7,801,354	37,439,775
Net Increase (Decrease) in Cash and Cash Equivalents	18,274,050	(437,745)	733,665
Cash and Cash Equivalents at Beginning of Year	6,376,808	6,814,553	6,080,888
CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,650,858	$6,376,808	$6,814,553

See Accompanying Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Monmouth Real Estate Investment Corporation (a Maryland corporation) and its subsidiaries (the Company) operate as a real estate investment trust (REIT), deriving its income primarily from real estate rental operations. As of September 30, 2012 and 2011, rental properties consisted of seventy-two and sixty-six property holdings, respectively. These properties are located in twenty-six states: Alabama, Arizona, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kansas, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and Wisconsin. The Company also owns a portfolio of investment securities.

Use of Estimates

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Principles of Consolidation and Noncontrolling Interest

The consolidated financial statements include the Company and its wholly-owned subsidiaries. In 2005, the Company formed MREIC Financial, Inc., a taxable REIT subsidiary which has had no activity since inception. In 2007, the Company merged with Monmouth Capital, with Monmouth Capital surviving as a wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

At September 30, 2012, Monmouth Capital owns a 51% majority interest in Palmer Terrace Realty Associates, LLC (a New Jersey limited liability company) (Palmer Terrace). The Company consolidates the results of operations of Palmer Terrace. Noncontrolling interest represents 49% of the members' equity in Palmer Terrace and is included in Other Liabilities in the accompanying Consolidated Balance Sheet.

During fiscal 2011, Monmouth Capital purchased the remaining 37% noncontrolling interest in Wheeling Partners, LLC which owns the property in Wheeling, Illinois. The excess of the purchase price over the carrying value of the noncontrolling interest amounted to approximately $1,765,000 and has been reflected as an adjustment to additional paid in capital in the accompanying Statement of Shareholders' Equity. During fiscal 2010, Monmouth Capital purchased the remaining 35% noncontrolling interest in Jones EPI, LLC, which owns the property in El Paso, Texas. The excess of the purchase price over the carrying value of the noncontrolling interest amounted to $169,786 and has been reflected as an adjustment to additional paid-in capital in the accompanying Statement of Shareholders' Equity.

Buildings, Improvements and Equipment

Buildings, improvements and equipment are stated at the lower of depreciated cost or net realizable value. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets, utilizing a half-year convention in the year of purchase. These lives range from 5 to 40 years.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Gains on Sale of Real Estate

Gains on the sale of real estate investments are recognized by the full accrual method when the criteria for the method are met. Generally, the criteria are met when the profit on a given sale is determinable, and the seller is not obliged to perform significant activities after the sale to earn the profit.

Acquisitions

The Company accounts for acquisitions in accordance with the provisions of ASC 805, Business Combinations (ASC 805) which requires transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions are expensed as incurred.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property generally determined by third party appraisal of the property obtained in conjunction with the purchase.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. Acquired above and below market leases are amortized to rental revenue over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles is amortized to amortization expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases and the in-place lease value is charged to expense.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market, through private transactions or through dividend reinvestment plans. These securities are classified among three categories: held-to-maturity, trading and available-for-sale. As of September 30, 2012 and 2011, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on average cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. The change in unrealized net holding gains are reflected as comprehensive income.

The Company individually reviews and evaluates its marketable securities for impairment on a quarterly basis or when events or circumstances occur. The Company considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary. On a quarterly basis, the Company makes an initial review of every individual security in its portfolio. If the security is impaired, the Company first determines its intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value. Next, the Company determines the length of time and the extent of the impairment. Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired. Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary. The Company discusses and analyzes any relevant information known about the security, such as:

a. Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.
b. Any downgrading of the security by a rating agency.
c. Whether the financial condition of the issuer has deteriorated.
d. Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.
e. Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

Cash Equivalents

Cash and cash equivalents include all cash and investments with an original maturity of three months or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past. The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature.

Intangible Assets, Lease Costs and Financing Costs

Intangible assets, consisting primarily of the value of in-place leases, are amortized to expense over the remaining terms of the respective leases. Upon termination of a lease, the unamortized portion is charged to expense. The weighted-average amortization period upon acquisition for intangible assets recorded during 2012, 2011 and 2010 was 9 years, 12 years and 9 years, respectively.

Costs incurred in connection with the execution of leases are deferred and are amortized over the term of the respective leases. Unamortized lease costs are charged to expense upon cancellation of leases prior to the expiration of lease terms. Costs incurred in connection with obtaining mortgages and other financings and refinancing are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation. Amortization expense related to these deferred assets was $995,503, $702,379 and $619,527 for the years ended September 30, 2012, 2011 and 2010, respectively. The Company estimates that aggregate amortization expense for existing assets will be approximately $911,000, $753,000, $704,000, $655,000 and $505,000 for the fiscal years 2013, 2014, 2015, 2016 and 2017, respectively.

Revenue Recognition

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease. Leases typically provide for reimbursement of real estate taxes, insurance, and other operating costs. These occupancy charges are recognized as earned.

The Company provides an allowance for doubtful accounts against the portion of tenant and other receivables, loans receivable and deferred rent receivable which are estimated to be uncollectible. For accounts receivable the Company deems uncollectible, the Company uses the direct write-off method.

Lease Termination Income

Lease termination income is recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. In March 2012, the Company received $3,222,283 in lease termination income on its property in St. Joseph, MO. The Company also received reimbursement of $79,353 for real estate taxes and utilities. Additionally, if the Company does not re-lease or sell the entire property before November 30, 2012, the tenant will pay to the Company additional rent from September 1, 2012 through November 30, 2012 in the amount of $111,113 per month (pro-rated for any area/time leased). On May 8, 2012, the Company entered into a 5-year lease agreement with Woodstream Corp. for approximately 256,000 square feet (representing approximately 66% of the space) at the Company's 388,671 square foot facility in St. Joseph, MO. Rent commenced on September 1, 2012 and the annual rental income is $896,000 ($3.50 per square foot). This lease expires on September 30, 2017. In December 2012, the Company expects to receive $113,784 in lease termination income representing approximately 34% of the additional rent from September 1, 2012 through November 30, 2012 for the portion of the space that was not re-leased.

Discontinued Operations

The Company follows the provisions of ASC 360-10, Property Plant & Equipment (ASC 360-10). ASC 360-10 addresses financial accounting and reporting for the disposal of long-lived assets that are considered a component. A component is comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the rest of the Company. ASC 360-10 requires that the results of operations and gains or losses on the sale of a component of an entity be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the property after the disposal transaction. ASC 360-10 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of income.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income plus interest expense related to the Convertible Subordinated Debentures (the Debentures) by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method, plus the number of shares resulting from the possible conversion of the Debentures during the period. Interest expense of $689,200, $796,894 and $1,119,200 for 2012, 2011 and 2010, respectively, and common shares totaling 831,441, 863,100 and 1,304,148 for 2012, 2011 and 2010, respectively related to potential conversion of the Debentures are excluded from the calculation due to their antidilutive effect. Common stock equivalents of 158,929, 48,261 and 11,179 are included in the diluted weighted average shares outstanding for 2012, 2011 and 2010, respectively. As of September 30, 2012, 2011 and 2010, options to purchase -0-, 300,850 and 82,828 shares, respectively, were antidilutive.

Stock Compensation Plan

The Company accounts for awards of stock options and restricted stock in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation expense for restricted stock is recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of restricted stock awards is equal to the fair value of the Company's stock on the grant date. Compensation costs of $593,811, $163,150 and $33,860 have been recognized in 2012, 2011 and 2010, respectively. Fiscal 2012 compensation costs includes a one-time charge of $210,510 for restricted stock grants awarded to a participant who is of retirement age and therefore their entire amount of measured compensation cost has been recognized at grant date and a one-time charge of $107,937 related to the portion of restricted stock allocated to severance expense related to Ms. Vecere as further described in Note No. 12. Included in Note No. 10 to these consolidated financial statements are the assumptions and methodology used to calculate the fair value of stock options and restricted shares.

Income Tax

The Company has elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company follows the provisions of ASC Topic 740, Income Taxes, that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of September 30, 2012. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of September 30, 2012, the fiscal tax years 2008 through and including 2012 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income consists of unrealized gains or losses on securities available for sale.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the financial statement presentation for the current year.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The provisions of ASU 2011-12 indefinitely defer portions of ASU 2011-05 related to the presentation of reclassifications of items out of accumulated other comprehensive income. The Company early adopted ASU 2011-05 which did not have a material impact on our financial position, results of operations or cash flows.

NOTE 2 – REAL ESTATE INVESTMENTS

The following is a summary of the cost and accumulated depreciation of the Company's land, buildings and improvements at September 30, 2012 and 2011:

SEPTEMBER 30, 2012	Property Type	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Alabama:					
Huntsville	Industrial	$748,115	$4,000,531	$510,105	$4,238,541
Arizona:					
Tolleson	Industrial	1,320,000	13,839,496	3,335,739	11,823,757
Colorado:					
Colorado Springs	Industrial	1,270,000	5,925,115	877,667	6,317,448
Denver	Industrial	1,150,000	5,204,051	903,421	5,450,630
Connecticut:					
Newington	Industrial	410,000	2,980,459	884,985	2,505,474
Florida:					
Cocoa	Industrial	1,881,317	8,640,141	1,007,832	9,513,626
Ft. Myers	Industrial	1,910,000	3,067,449	660,122	4,317,327
Jacksonville	Industrial	1,165,000	4,990,500	1,696,887	4,458,613
Lakeland	Industrial	261,000	1,672,218	236,601	1,696,617
Orlando	Industrial	2,200,000	6,292,904	764,200	7,728,704
Punta Gorda	Industrial	660,000	3,444,915	476,335	3,628,580
Tampa (FDX Gr)	Industrial	5,000,000	12,719,825	2,763,402	14,956,423
Tampa (FDX)	Industrial	2,830,000	4,735,717	767,388	6,798,329
Tampa (Vacant)	Industrial	1,867,000	3,749,874	543,390	5,073,484
Georgia:					
Augusta (FDX Gr)	Industrial	614,406	4,714,468	774,218	4,554,656
Augusta (FDX)	Industrial	380,000	1,546,932	199,303	1,727,629
Griffin	Industrial	760,000	14,108,857	2,319,710	12,549,147
Illinois:					
Burr Ridge	Industrial	270,000	1,293,762	488,730	1,075,032
Elgin	Industrial	1,280,000	5,580,495	1,496,734	5,363,761
Granite City	Industrial	340,000	12,046,675	3,244,570	9,142,105
Montgomery	Industrial	2,000,000	9,298,367	1,325,332	9,973,035
Rockford	Industrial	1,100,000	4,440,000	170,769	5,369,231
Schaumburg	Industrial	1,039,800	3,927,839	1,619,306	3,348,333
Wheeling	Industrial	5,112,120	13,424,623	2,337,076	16,199,667
Iowa:					
Urbandale	Industrial	310,000	1,851,895	882,118	1,279,777
Kansas:					
Edwardsville	Industrial	1,185,000	5,840,401	1,433,443	5,591,958
Topeka	Industrial	0	3,679,843	330,329	3,349,514
Maryland:					
Beltsville	Industrial	3,200,000	11,186,784	2,351,977	12,034,807
Michigan:					
Orion	Industrial	3,630,000	13,053,289	1,807,744	14,875,545
Romulus	Industrial	531,000	3,952,613	1,378,495	3,105,118
Minnesota:					
White Bear Lake	Industrial	1,393,000	3,764,126	543,659	4,613,467
Mississippi:					
Olive Branch	Industrial	800,000	13,750,000	88,141	14,461,859
Richland	Industrial	211,000	1,267,000	582,634	895,366
Ridgeland	Industrial	218,000	1,632,794	899,173	951,621
Missouri:					
Kansas City	Industrial	660,000	4,088,374	576,788	4,171,586
Liberty	Industrial	735,222	6,609,276	2,441,763	4,902,735

SEPTEMBER 30, 2012 (cont'd)	Property Type	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
O'Fallon	Industrial	264,000	3,636,602	1,621,699	2,278,903
St. Joseph	Industrial	800,000	12,316,870	3,465,734	9,651,136
Nebraska:					
Omaha	Industrial	1,170,000	4,519,405	1,603,564	4,085,841
New Jersey:					
Carlstadt (1)	Industrial	1,194,000	3,645,501	492,682	4,346,819
Freehold	Corporate Office	0	21,286	-0-	21,286
Somerset (2)	Shopping Center	55,182	1,321,031	1,231,990	144,223
New York:					
Cheektowaga	Industrial	4,768,000	6,164,057	886,462	10,045,595
Halfmoon	Industrial	1,190,000	4,335,600	55,585	5,470,015
Orangeburg	Industrial	694,720	2,995,998	1,895,069	1,795,649
North Carolina:					
Fayetteville	Industrial	172,000	4,681,114	1,842,294	3,010,820
Greensboro	Industrial	327,100	1,868,246	1,114,406	1,080,940
Monroe	Industrial	500,000	4,989,822	1,341,689	4,148,133
Winston-Salem	Industrial	980,000	5,918,426	1,521,026	5,377,400
Ohio:					
Bedford Heights	Industrial	990,000	5,630,313	784,572	5,835,741
Lebanon	Industrial	240,000	4,176,000	53,538	4,362,462
Richfield	Industrial	1,000,000	7,208,733	1,202,814	7,005,919
Streetsboro	Industrial	1,760,000	17,840,000	228,720	19,371,280
West Chester Twp	Industrial	695,000	4,366,253	1,297,099	3,764,154
Oklahoma:					
Oklahoma City	Industrial	1,410,000	8,043,000	68,744	9,384,256
Pennsylvania:					
Monaca	Industrial	330,772	2,618,859	1,428,973	1,520,658
South Carolina:					
Ft. Mill	Industrial	1,670,000	10,045,000	643,910	11,071,090
Hanahan (FDX)	Industrial	930,000	6,676,670	1,032,159	6,574,511
Hanahan (Norton)	Industrial	1,129,000	11,843,474	2,276,834	10,695,640
Tennessee:					
Chattanooga	Industrial	300,000	4,467,271	631,479	4,135,792
Lebanon	Industrial	2,230,000	11,985,126	460,958	13,754,168
Memphis	Industrial	1,220,000	13,380,000	857,700	13,742,300
Shelby County	Vacant Land	11,065	-0-	-0-	11,065
Texas:					
Carrollton (Dallas)	Industrial	1,500,000	16,240,000	1,041,025	16,698,975
Corpus Christi	Industrial	0	4,764,500	61,083	4,703,417
Edinburg	Industrial	1,000,000	6,414,000	246,692	7,167,308
El Paso	Vacant Land	1,136,953	-0-	-0-	1,136,953
El Paso	Industrial	2,088,242	4,531,407	637,099	5,982,550
Houston	Industrial	1,730,000	6,339,652	407,844	7,661,808
Waco	Industrial	1,350,000	7,383,000	47,327	8,685,673
Virginia:					
Charlottesville	Industrial	1,170,000	2,902,518	999,987	3,072,531
Richmond (Carrier)	Industrial	446,000	3,924,915	551,701	3,819,214
Richmond (FDX)	Industrial	1,160,000	6,553,063	1,936,978	5,776,085
Roanoke	Industrial	1,853,000	4,962,697	685,905	6,129,792
Wisconsin:					
Cudahy	Industrial	980,000	8,393,672	1,969,852	7,403,820
Total as of September 30, 2012		$ 88,887,014	$ 459,425,689	$ 79,345,279	$ 468,967,424

(1) The Company owns 51% of the entity which owns this property.
(2) This represents the Company's 2/3 undivided interest in the property.

September 30, 2011	Property Type	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
ALABAMA:					
Huntsville	Industrial	$742,500	$2,731,068	$436,195	$3,037,373
ARIZONA:					
Tolleson	Industrial	1,320,000	13,336,442	2,905,038	11,751,404
COLORADO:					
Colorado Springs	Industrial	1,270,000	5,918,640	724,835	6,463,805
Denver	Industrial	1,150,000	5,204,051	766,878	5,587,173
CONNECTICUT:					
Newington	Industrial	410,000	2,980,459	805,087	2,585,372
FLORIDA:					
Cocoa	Industrial	1,881,316	8,640,139	778,430	9,743,025
Ft. Myers	Industrial	1,910,000	2,557,289	574,425	3,892,864
Jacksonville	Industrial	1,165,000	4,942,099	1,570,019	4,537,080
Lakeland	Industrial	261,000	1,635,448	190,282	1,706,166
Orlando	Industrial	2,200,000	6,274,556	583,317	7,891,239
Punta Gorda	Industrial	660,000	3,444,915	386,407	3,718,508
Tampa (FDX Ground)	Industrial	5,000,000	12,714,863	2,435,902	15,278,961
Tampa (FDX)	Industrial	2,830,000	4,708,417	644,634	6,893,783
Tampa (Vacant)	Industrial	1,867,000	3,749,874	442,422	5,174,452
GEORGIA:					
Augusta (FDX Ground)	Industrial	614,406	4,711,968	650,780	4,675,594
Augusta (FDX)	Industrial	380,000	1,400,943	161,640	1,619,303
Griffin	Industrial	760,000	14,108,857	1,957,835	12,911,022
ILLINOIS:					
Burr Ridge	Industrial	270,000	1,279,716	447,059	1,102,657
Elgin	Industrial	1,280,000	5,529,488	1,346,872	5,462,616
Granite City	Industrial	340,000	12,046,675	2,935,498	9,451,177
Montgomery	Industrial	2,000,000	9,242,162	1,087,044	10,155,118
Rockford	Industrial	1,100,000	4,440,000	56,925	5,483,075
Schaumburg	Industrial	1,039,800	3,847,580	1,494,288	3,393,092
Wheeling	Industrial	5,112,120	13,401,112	1,844,280	16,668,952
IOWA:					
Urbandale	Industrial	310,000	1,851,895	827,151	1,334,744
KANSAS:					
Edwardsville	Industrial	1,185,000	5,835,401	1,280,148	5,740,253
Topeka	Industrial	-0-	3,679,843	235,937	3,443,906
MARYLAND:					
Beltsville	Industrial	3,200,000	11,162,239	2,065,361	12,296,878
MICHIGAN:					
Orion	Industrial	3,630,000	13,053,289	1,472,068	15,211,221
Romulus	Industrial	531,000	3,686,432	1,279,020	2,938,412
MINNESOTA:					
White Bear Lake	Industrial	1,393,000	3,764,126	443,239	4,713,887
MISSOURI:					
Kansas City	Industrial	660,000	4,068,374	470,760	4,257,614
Liberty	Industrial	723,000	6,554,744	2,263,022	5,014,722
O' Fallon	Industrial	264,000	3,636,602	1,512,832	2,387,770
St. Joseph	Industrial	800,000	11,753,964	3,164,366	9,389,598
MISSISSIPPI:					
Ridgeland	Industrial	218,000	1,629,135	828,661	1,018,474
Richland	Industrial	211,000	1,267,000	550,138	927,862
NORTH CAROLINA:					
Fayetteville	Industrial	172,000	4,681,114	1,714,285	3,138,829
Greensboro	Industrial	327,100	1,868,246	1,036,325	1,159,021
Monroe	Industrial	500,000	4,983,272	1,213,652	4,269,620
Winston-Salem	Industrial	980,000	5,656,481	1,375,223	5,261,258
NEBRASKA:					
Omaha	Industrial	1,170,000	4,519,405	1,471,700	4,217,705

September 30, 2011 (cont'd)	Property Type	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
NEW JERSEY:					
Carlstadt (1)	Industrial	$1,194,000	$3,645,501	$397,245	$4,442,256
Somerset (2)	Shopping Center	55,182	1,302,315	1,219,860	137,637
NEW YORK:					
Cheektowaga	Industrial	4,768,000	6,155,550	695,164	10,228,386
Orangeburg	Industrial	694,720	2,995,998	1,796,801	1,893,917
OHIO:					
Bedford Heights	Industrial	990,000	5,573,999	600,574	5,963,425
Richfield	Industrial	1,000,000	7,200,383	1,016,045	7,184,338
West Chester Township	Industrial	695,000	4,366,253	1,184,745	3,876,508
PENNSYLVANIA:					
Monaca	Industrial	330,772	2,463,710	1,264,500	1,529,982
SOUTH CAROLINA:					
Hanahan (FDX)	Industrial	930,000	6,676,670	860,191	6,746,479
Hanahan (Norton)	Industrial	1,129,000	11,843,474	1,973,155	10,999,319
Ft. Mill	Industrial	1,670,000	10,045,000	386,346	11,328,654
TENNESSEE:					
Chattanooga	Industrial	300,000	4,467,271	516,147	4,251,124
Lebanon	Industrial	2,230,000	11,985,126	153,660	14,061,466
Memphis	Industrial	1,220,000	13,380,000	514,620	14,085,380
Shelby County	Vacant Land	11,065	-0-	-0-	11,065
TEXAS:					
Carrollton (Dallas)	Industrial	1,500,000	16,240,000	624,615	17,115,385
Edinburg	Industrial	1,000,000	6,414,000	82,231	7,331,769
El Paso	Industrial	2,088,242	4,519,427	520,875	6,086,794
El Paso	Vacant Land	1,133,600	-0-	-0-	1,133,600
Houston	Industrial	1,730,000	6,322,355	244,349	7,808,006
VIRGINIA:					
Charlottesville	Industrial	1,170,000	2,902,518	919,431	3,153,087
Richmond (FDX)	Industrial	1,160,000	6,543,393	1,754,496	5,948,897
Richmond (Carrier)	Industrial	446,000	3,924,915	450,340	3,920,575
Roanoke	Industrial	1,853,000	4,962,697	555,548	6,260,149
WISCONSIN:					
Cudahy	Industrial	980,000	8,387,024	1,747,251	7,619,773
Total as of September 30, 2011		$82,115,823	$394,815,902	$67,908,169	$409,023,556

(3) The Company owns 51% of the entity which owns this property.
(4) This represents the Company's 2/3 undivided interest in the property.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Fiscal 2012

Acquisitions

On October 11, 2011, the Company purchased a 368,060 square foot industrial building located in Streetsboro, Ohio. The building is 100% net leased to Best Buy Warehousing Logistics, Inc. through January 31, 2022. The purchase price was $19,600,000. The Company obtained a mortgage of $12,740,000 at a fixed interest rate of 5.5% for 10 years and paid the remaining amount with a draw on its unsecured Line of Credit (Line of Credit). This mortgage matures on November 1, 2021. Annual rental income over the remaining term of the lease is approximately $1,582,000.

On October 18, 2011, the Company purchased a 46,253 square foot industrial building located in Corpus Christi, Texas. The building is 100% net leased to FedEx Ground Package System, Inc. through August 31, 2021 and is subject to a ground lease with the City of Corpus Christi. The purchase price was $4,992,000. The Company obtained a mortgage of $3,150,000 and paid the remaining amount with a draw on its Line of Credit. The mortgage has a fixed interest rate of 5.85% for the first 5 years, and on December 1, 2016, the interest rate will reset to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%. This mortgage matures on November 1, 2021. Annual rental income over the remaining term of the lease (including the ground rent) is approximately $450,000. The Company recorded an intangible asset related to the lease in-place of $227,500.

On November 9, 2011, the Company purchased a 75,000 square foot industrial building located in Halfmoon, New York. The building is 100% net leased to RGH Enterprises Inc. d/b/a Edgepark Medical Supplies through December 1, 2021. The purchase price was $6,019,000. Initially, the Company used a draw on its Line of Credit to fund this purchase. On January 13, 2012, the Company obtained a mortgage of $4,213,000 at a fixed rate of 5.25% for the first 5 years and repaid the draw under the Line of Credit. On January 13, 2017 and every 5 years thereafter, the interest rate under the mortgage will reset to the 5 year U.S. Treasury yield plus 265 basis points with a minimum rate of 5.25%. This mortgage matures on January 13, 2037. Annual rental income over the remaining term of the lease is approximately $574,000. The Company recorded an intangible asset related to the lease in-place of $493,000.

On December 20, 2011, the Company purchased a 51,130 square foot industrial building located in Lebanon, Ohio. The building is 100% net leased to Siemens Real Estate, a division of Siemens Corporation, through April 30, 2019. The purchase price was $5,100,000. The Company obtained a mortgage of $3,030,000 at a fixed rate of 5.55% through December 31, 2016. On January 1, 2017 the interest rate will reset to the lender's prevailing rate for the remainder of the loan. This mortgage matures on May 1, 2019. There is no prepayment penalty at the interest rate reset date. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $452,000. The Company recorded an intangible asset related to the lease in-place of $684,000.

On March 15, 2012, the Company purchased a 234,660 square foot industrial building located in Olive Branch, Mississippi. The building is 100% net leased to Anda Pharmaceuticals, Inc., a distribution division of Watson Pharmaceuticals, Inc., through May 31, 2022. The purchase price was $16,500,000. The Company obtained a mortgage of $11,000,000 at a fixed rate of 4.8%. This mortgage matures on April 1, 2022. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $1,181,000. The Company recorded an intangible asset related to the lease in-place of $1,950,000.

On June 8, 2012, the Company purchased a 119,912 square foot industrial building located in Oklahoma City, Oklahoma. The building is 100% net leased to FedEx Ground Package System, Inc. through March 31, 2022. The purchase price was $9,453,000. The Company obtained a mortgage of $6,200,000 at a fixed rate of 4.35%. This mortgage matures on June 1, 2024. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $700,000.

On July 18, 2012, the Company purchased a 102,594 square foot industrial building located in Waco, TX. The building is 100% net leased to FedEx Ground Package System, Inc. through May 29, 2022. The purchase price was $8,733,000. The Company obtained a mortgage of $5,800,000 at a fixed rate of 4.75%. This mortgage matures on August 1, 2022. The Company paid the remaining amount of the purchase price with cash on hand. Annual rental income over the remaining term of the lease is approximately $659,000.

Dispositions

On October 31, 2011, the Company sold a 37,660 square foot industrial building in Quakertown, Pennsylvania with net proceeds to the Company of $2,553,507. The property was leased to MagiKitch'n, Inc. at the time of the sale through March 31, 2015 and the lease was terminated in conjunction with the sale. The Company recognized an $8,220 loss on the sale. The operating results of the property are presented as discontinued operations in the fiscal years ended September 30, 2012, 2011 and 2010. The net proceeds were used to pay down the Company's Line of Credit.

Fiscal 2011

Acquisitions

On October 28, 2010, the Company purchased a 381,240 square foot industrial building located in Lebanon, Tennessee. The building is 100% net leased to CBOCS Distribution, Inc., a subsidiary of Cracker Barrel Old Country Store, Inc., which guarantees the lease through June 30, 2024. The purchase price was approximately $14,500,000. The Company assumed the existing mortgage with an outstanding balance of $8,645,181 at a fixed interest rate of 7.6% which matures on July 10, 2019 and paid the remainder in cash from the proceeds of the Company's registered direct placement of common stock completed in April 2010. Annual rental income over the remaining term of the lease is approximately $1,364,000. The Company recorded an intangible asset related to the lease in-place of $285,000.

On November 1, 2010, the Company purchased a 66,387 square foot industrial building located in Rockford, Illinois. The building is 100% net leased to The Sherwin-Williams Company through December 31, 2023. The purchase price was approximately $5,800,000. The Company assumed an existing mortgage with an outstanding balance of $1,932,807 at a fixed interest rate of 5.5% which matures on December 10, 2013 and paid the remainder in cash from the proceeds of the Company's registered direct placement of common stock completed in April 2010. Annual rental income over the remaining term of the lease is approximately $464,000. The Company recorded an intangible asset related to the lease in-place of $260,000.

On December 15, 2010, the Company completed the acquisition of the remaining 37% noncontrolling interest in Wheeling Partners, LLC (Wheeling Partners), an Illinois limited liability company, for approximately $4,100,000. Wheeling Partners owns a 123,000 square foot industrial building in Wheeling, Illinois which is leased to FedEx Ground Package System, Inc. through May 2017. Prior to this transaction, the Company owned 63% of Wheeling Partners. The Company paid for the noncontrolling interest using proceeds from the registered direct placement of preferred stock completed in October 2010. The excess of purchase price over the carrying amount of the noncontrolling interest acquired is approximately $1,765,000 and has been reflected as an adjustment to additional paid-in capital.

On January 26, 2011, the Company purchased 8.6 acres adjacent to the property currently owned by the Company in El Paso, Texas, which is leased to FedEx Ground Package System, Inc. This land was purchased for future expansion and the total cost was approximately $1,134,000.

On September 30, 2011, the Company purchased an 113,582 square foot industrial building located in Edinburgh, Texas. The building is 100% net leased to FedEx Ground Package System, Inc. through September 30, 2021. The purchase price was approximately $8,000,000. The Company obtained a mortgage of $4,800,000 at a fixed interest rate of 5.85% for the first 5 years and paid the remainder with a draw on the Company's Line of Credit. On November 1, 2016, the interest rate on the mortgage resets to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%. This mortgage matures on September 30, 2021. Annual rental income over the remaining term of the lease is approximately $598,000. The Company recorded an intangible asset related to the lease in-place of $564,000.

The following unaudited pro forma condensed financial information has been prepared utilizing the historical financial statements of the Company and the effect of additional revenue and expenses from the properties acquired during fiscal 2012 and 2011 assuming that the acquisitions had occurred as of October 1, 2010, after giving effect to certain adjustments including (a) rental revenue adjustments resulting from the straight-lining of scheduled rent increases (b) interest expenses resulting from the assumed increase in mortgage notes payable related to the new acquisitions and (c) depreciation expense related to the new acquisitions. The unaudited pro forma condensed financial information is not indicative of the results of operations that would have been achieved had the acquisitions reflected herein been consummated on the dates indicated or that will be achieved in the future.

	2012	2011
Rental Revenues	$45,176,000	$46,585,000
Net Income Attributable to Common Shareholders	13,664,400	13,251,900
Basic and Diluted Net Income per Share Attributable to Common Shareholders	$0.34	$0.38

The ultimate parents of these tenants - Best Buy, Federal Express Corporation, RGH Enterprises, Inc., Siemens AG, Watson Pharmaceuticals, Inc., Cracker Barrel Old Country Store, Inc. and The Sherwin-Williams Company - are public companies and financial information related to these entities can be found on the Securities and Exchange Commission website at www.SEC.gov.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of the estimated value of the leases in-place at acquisition for the following properties and are amortized over the remaining term of the lease:

	September 30, 2012	September 30, 2011
Denver, CO	$19,222	$28,162
Hanahan, SC (Norton)	391,840	536,371
Augusta, GA (FDX Gr)	45,013	66,533
Richfield, OH	171,019	210,868
Colorado Springs, CO	137,966	182,712
Griffin, GA	279,214	344,064
Roanoke, VA	190,134	242,773
Wheeling, IL	825,416	1,058,868
Lakeland, FL	6,242	31,497
El Paso, TX	232,434	462,954
Chattanooga, TN	763	5,773
Bedford Heights, OH	53,696	106,949
Kansas City, MO	-0-	34,658
Orion, MI	231,922	284,904
Topeka, KS	304,873	338,417
Carrollton, TX	41,951	48,514
Ft. Mill, SC	620,515	707,980
Lebanon, TN	243,796	264,398
Rockford, IL	222,687	242,155
Edinburg, TX	503,288	559,330
Corpus Christi, TX	204,559	-0-
Halfmoon, NY	448,743	-0-
Lebanon, OH	614,043	-0-
Olive Branch, MS	1,845,690	-0-
Total Intangible Assets, net	$7,635,026	$5,757,880

Amortization expense related to these intangible assets was $1,443,812, $1,152,848 and $1,215,797 for the years ended September 30, 2012, 2011 and 2010, respectively. The Company estimates that aggregate amortization expense for existing assets will be approximately $1,534,000, $1,239,000, $1,122,000, $959,000 and $639,000 for each of the fiscal years 2013, 2014, 2015, 2016 and 2017, respectively.

NOTE 5 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has approximately 8,506,000 square feet of property. During fiscal 2012, 2011 and 2010, three tenants leased greater than 5% of total rentable square footage as follows:

	2012	2011	2010
FDX and Subsidiaries	43%	47%	49%
Mead Corporation, subleased to Hallmark Cards, Inc.	N/A	5%	6%
Cracker Barrel Old Country Store, Inc.	N/A	5%	N/A

During fiscal 2012, 2011, and 2010, the only tenant that accounted for more than 5% of our total rental and reimbursement revenue was FDX and subsidiaries. Rental and reimbursement revenue from FDX and subsidiaries totaled approximately $27,202,000, $26,883,000 and $26,160,000 for the years ended September 30, 2012, 2011 and 2010, respectively. During fiscal 2012, 2011 and 2010, rental income and occupancy charges from properties leased to FDX and subsidiaries was approximately 54%, 56% and 57% of total rental and reimbursement revenue, respectively.

NOTE 6 – DISCONTINUED OPERATIONS

Discontinued operations in fiscal 2012, 2011 and 2010 include the operations of the 37,660 square foot property in Quakertown, Pennsylvania which was classified as held for sale and was sold on October 31, 2011. The following table summarizes the components of discontinued operations:

	2012	2011	2010
Rental and reimbursement revenue	$31,880	$383,579	$359,858
Real Estate Taxes	(2,925)	(54,818)	(50,975)
Operating Expenses	(1,107)	(6,101)	(3,415)
Depreciation & Amortization	-0-	(51,075)	(320,059)
Interest expense	-0-	(5,717)	(123,568)
Income (Loss) from Operations of Disposed Property and Property Held for Sale	27,848	265,868	(138,159)
Loss on Sale of Investment Property	(8,220)	-0-	-0-
Income (Loss) from Discontinued Operations	$19,628	$265,868	($138,159)

The variance of all revenue and expense items from fiscal 2012 to 2011 is due to fiscal 2012 only including one month of activity through the date of sale.

The variance from fiscal 2011 to 2010 in net income and depreciation and amortization is due to the write down to fair value in conjunction with a pending sale in 2010 which subsequently fell through.

Cash flows from discontinued operations for the year ended September 30, 2012, 2011 and 2010 are combined with the cash flows from operations within each of the three categories presented. Cash flows from discontinued operations were as follows:

	2012	2011	2010
Cash flows from Operating Activities	$27,848	$316,943	$181,900
Cash flows from Investing Activities	2,553,507	-0-	-0-
Cash flows from Financing Activities	(2,581,355)	(316,943)	(181,900)

The absence of cash flows from discontinued operations is not expected to materially affect future liquidity and capital resources.

NOTE 7 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist primarily of common and preferred stock of other REITs and debt securities. The Company does not own more than 10% of the outstanding shares of any of these issuers, nor does it have a controlling financial interest.

The following is a listing of investments in debt and equity securities at September 30, 2012:

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Equity Securities - Preferred Stock:					
American Land Lease, Inc.	A	7.75%	18,000	146,700	424,800
Apollo Commercial Real Estate	A	8.625%	10,000	250,000	256,000
Ashford Hospitality Trust, Inc.	A	8.55%	5,000	124,605	127,350
Campus Crest Communities	A	7.40%	10,000	250,000	270,200
CapLease, Inc.	A	8.125%	4,400	78,036	110,000
CapLease, Inc.	B	8.375%	52,403	1,313,304	1,362,478
CBL & Associates Properties, Inc.	E	6.625%	20,000	500,000	500,000
Cedar Realty Trust Inc.	B	7.25%	32,000	757,972	776,111
Chesapeake Lodging	A	7.75%	20,000	500,000	518,200
Commonwealth REIT	D	6.50%	20,000	468,053	470,000
Corporate Office	L	7.375%	20,000	502,859	515,400
Dynex Capital	A	8.50%	60,000	1,500,000	1,563,000
Glimcher Realty	H	7.50%	40,000	1,000,000	1,021,200
Grace Acquisitions I	B	8.75%	31,000	3,720	137,330
Hatteras Financial Corp	A	7.625%	20,000	500,000	501,800
Investors Real Estate	B	7.95%	20,000	500,000	517,800
iStar Financial, Inc.	D	8.00%	41,753	748,990	865,540
iStar Financial, Inc.	E	7.875%	98,400	1,130,912	1,968,000
iStar Financial, Inc.	F	8.00%	26,885	479,493	537,431
iStar Financial, Inc.	I	7.50%	33,883	602,558	676,305
Kilroy Realty	H	6.375%	20,000	500,000	497,040
Kite Realty Group Trust	A	8.25%	24,000	590,047	622,560
MPG Office Trust, Inc.	A	7.625%	31,600	35,708	712,264
Pennsylvania Real Estate Investment Trust	A	8.25%	44,000	1,100,885	1,160,280
SL Green Realty	I	6.50%	20,000	500,000	500,400
Stag Industrial Inc.	A	9.00%	2,000	49,965	54,540
Supertel Hospitality, Inc.	A	8.00%	17,000	170,005	157,250
Taubman Centers	J	6.50%	20,000	500,940	512,000
Terreno Realty	A	7.75%	20,000	500,000	522,200
UMH Properties, Inc. (1)	A	8.25%	200,000	5,000,005	5,359,400
Winthrop Realty	D	9.25%	35,000	867,305	937,020
Total Equity Securities - Preferred Stock				$ 21,172,062	$ 24,153,899

Description	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Equity Securities - Common Stock				
CapLease, Inc.		26,000	71,351	134,420
Commonwealth REIT		390,300	7,272,542	5,682,768
Duke Realty Corporation		40,000	605,754	588,000
First Industrial Realty		80,000	1,016,307	1,051,200
First Potomac Realty		75,454	905,803	971,848
Getty Realty Corporation		247,000	4,928,299	4,433,650
Gladstone Commercial Corp		72,600	1,207,019	1,325,676
Liberty Property Trust		2,000	37,880	72,480
Mack-Cali Realty Corporation		70,000	1,910,740	1,862,000
Medical Properties Trust		90,000	858,324	940,500
Mission West Properties, Inc.		70,000	454,146	609,000
Omega Healthcare		93,000	1,674,591	2,113,890
One Liberty Properties, Inc.		57,000	887,762	1,063,050
Pennsylvania Real Estate Investment Trust		207,100	1,970,256	3,284,606
Select Income REIT		60,000	1,500,949	1,477,200
Senior Housing Properties Trust		100,000	2,140,876	2,178,000
UMH Properties, Inc. (1)		740,923	6,959,460	8,868,854
Urstadt Biddle Properties Inc.		42,542	715,238	860,625
Total Equity Securities - Common Stock			$35,117,297	$37,517,767
Debt Securities:				
Government National Mortgage Association (GNMA)	6.50%	500,000	11,877	13,507
Total Debt Securities			$11,877	$13,507
Total Securities Available for Sale			$56,301,236	$61,685,173

(1) Investment is an affiliate. See Notes No. 12 and No. 18 for further discussion.

The following is a listing of investments in debt and equity securities at September 30, 2011:

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Equity Securities - Preferred Stock:					
American Land Lease, Inc.	A	7.75%	18,000	146,700	374,400
Ashford Hospitality Trust, Inc.	A	8.55%	5,000	124,605	120,500
Ashford Hospitality Trust, Inc.	E	9.00%	20,000	500,255	477,000
Brandywine Realty Trust	D	7.375%	10,200	221,153	251,430
CapLease, Inc.	A	8.125%	7,000	124,143	163,310
CBL & Associates Properties, Inc.	C	7.75%	26,000	445,062	628,940
CBL & Associates Properties, Inc.	D	7.375%	6,000	116,672	138,420
Cogdell Spencer, Inc.	A	8.50%	50,000	1,245,070	1,175,000
Commonwealth REIT	D	6.50%	80,000	1,058,297	1,632,800
Cousins Properties, Inc.	B	7.50%	49,000	1,059,108	1,185,310
DuPont Fabros Technology, Inc.	A	7.875%	45,000	1,128,003	1,150,650
Entertainment Properties Trust	D	7.375%	3,700	64,729	89,352
Grace Acquisitions I	B	8.75%	31,000	3,720	53,630
Hospitality Properties Trust	B	8.875%	1,000	21,576	25,650
Innkeepers USA	C	8.00%	30,000	15,000	30,000
iStar Financial, Inc.	D	8.00%	8,000	146,747	145,680
iStar Financial, Inc.	E	7.875%	54,000	379,354	926,640
Kite Realty Group Trust	A	8.25%	49,510	1,237,224	1,113,975
LaSalle Hotel Properties	D	7.50%	33,000	620,323	789,030
Lexington Realty Trust	B	8.04%	31,200	630,155	771,014
Lexington Realty Trust	C	6.50%	18,000	530,033	747,000
Lexington Realty Trust	D	7.55%	14,500	220,346	347,275
MPG Office Trust, Inc.	A	7.625%	31,600	35,708	445,244
Prologis Trust	O	7.00%	10,000	199,553	244,000
Regency Centers Corp	E	6.70%	526	9,877	13,150
Supertel Hospitality, Inc.	A	8.00%	17,000	170,005	132,770
UMH Properties, Inc. (1)	A	8.25%	200,000	5,000,005	5,018,000
Vornado Realty Trust	I	6.625%	18,000	330,971	453,220
Total Equity Securities – Preferred Stock				$15,784,394	$18,643,390

Description	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Equity Securities - Common Stock				
CapLease, Inc.		26,000	71,351	93,860
Commonwealth REIT		152,500	3,420,019	2,892,925
Franklin Street Properties, Inc.		10,000	116,901	113,100
Getty Realty Corporation		158,000	3,571,197	2,278,360
Gladstone Commercial Corp		37,600	607,375	589,568
Health Care REIT, Inc.		2,500	104,404	117,000
Hospitality Properties Trust		20,000	240,000	424,600
iStar Financial, Inc.		29,400	65,562	171,108
Liberty Property Trust		2,000	37,880	58,220
Mack-Cali Realty Corporation		12,000	370,280	321,000
Medical Properties Trust		10,000	114,476	89,500
Mission West Properties, Inc.		73,500	476,853	557,865
National Retail Properties, Inc.		60,000	1,349,963	1,612,200
Omega Healthcare		73,000	1,364,875	1,162,890
One Liberty Properties, Inc.		47,000	718,183	689,020
Pennsylvania Real Estate Investment Trust		264,500	2,494,121	2,044,585
PS Business Parks, Inc.		5,000	272,123	247,700
Senior Housing Properties Trust		15,000	337,248	323,100
Stag Industrial, Inc.		123,500	1,427,987	1,259,700
Sun Communities, Inc.		118,000	2,358,046	4,152,420
UMH Properties, Inc. (1)		630,266	5,864,969	5,729,114
Urstadt Biddle Properties Inc.		42,542	715,238	679,396
Total Equity Securities - Common Stock			$26,099,051	$25,607,231
Debt Securities:				
Government National Mortgage Association (GNMA)	6.5%	500,000	13,451	14,438
Total Debt Securities			$13,451	$14,438
Total Securities Available for Sale			$41,896,896	$44,265,059

(1) Investment is an affiliate. See Notes No. 12 and No. 18 for further discussion.

The Company held seven securities that were temporarily impaired investments as of September 30, 2012. The Company considers many factors in determining whether a security is other than temporarily impaired, including the nature of the security and the cause, severity and duration of the impairment. The following is a summary of temporarily impaired securities at September 30, 2012:

	Less than 12 Months		12 Months or Longer	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$497,040	($2,960)	$157,250	($12,755)
Common stock	9,609,968	(1,680,017)	4,433,650	(494,649)
Total	$10,107,008	($1,682,977)	$4,590,900	($507,404)

The following is a summary of the range of losses:

Number of Individual Securities	**Fair Value**	**Unrealized Losses**	**Range of Loss**
4	4,424,240	(93,203)	0-5%
2	4,590,900	(507,404)	6-10%
1	5,682,768	(1,589,774)	21-25%
7	$14,697,908	($2,190,381)	

The Company has determined that these securities are temporarily impaired as of September 30, 2012. The Company normally holds REIT securities long term and has the ability and intent to hold these securities to recovery. The Company had total net unrealized gains on its securities portfolio of $5,383,937 as of September 30, 2012.

The Company had margin loan balances of $-0- and $5,860,950 as of September 30, 2012 and 2011, respectively, which were collateralized by the securities portfolio.

Dividend income for the years ended September 30, 2012, 2011 and 2010 totaled $3,144,837, $2,981,534, and $2,387,757, respectively. Interest income for the years ended September 30, 2012, 2011 and 2010 totaled $213,837, $118,793 and $123,152, respectively.

The Company received proceeds of $24,358,392, $16,090,362 and $13,236,770 on sales or redemptions of securities available for sale during 2012, 2011 and 2010, respectively. The Company recorded the following Gain (Loss) on Securities Transactions, net:

	2012	**2011**	**2010**
Gross realized gains	$6,066,971	$5,265,715	$2,609,775
Gross realized losses	(22,906)	(27,512)	(626)
Gain (Loss) on Securities Transactions, net	$6,044,065	$5,238,203	$2,609,149

NOTE 8- MORTGAGE NOTES, LOANS PAYABLE AND CONVERTIBLE SUBORDINATED DEBENTURES

Mortgage Notes Payable:

During the fiscal 2012, the Company entered into seven mortgages totaling $46,133,000 in connection with the acquisitions of properties in Streetsboro, OH, Corpus Christi, TX, Halfmoon, NY, Lebanon, OH, Olive Branch, MS, Oklahoma City, OK and Waco, TX described in Note No. 3 above.

The following is a summary of mortgage notes payable at September 30, 2012 and 2011:

Property		Fixed Rate	Maturity Date	Balance 9/30/12	Balance 9/30/11
White Bear Lake, MN		7.04%	01/01/12	-0-	1,630,739
Winston Salem, NC		7.10%	02/01/12	-0-	3,288,535
Schaumburg, IL		8.48%	07/01/12	-0-	299,156
Montgomery, IL	(3)	6.50%	11/01/12	5,149,186	5,326,758
Tolleson, AZ	(4)	5.80%	12/01/12	5,233,830	5,978,903
Ft. Myers, FL	(8)	6.33%	12/01/12	2,126,128	2,257,494
Liberty, MO		7.07%	03/01/13	259,672	712,603
Fayetteville, NC		6.63%	06/01/13	3,393,480	3,465,837
Augusta, GA (FDX)		6.63%	06/01/13	1,075,398	1,098,279
Lakeland, FL		6.63%	06/01/13	1,314,513	1,344,600
Rockford, IL		5.50%	12/10/13	1,850,372	1,890,480
Burr Ridge, IL		8.00%	01/01/14	127,858	206,735
Omaha, NE		7.15%	01/01/14	566,053	925,151
Charlottesville, VA		6.90%	07/01/14	506,266	736,435
Memphis, TN	(5)	6.25%	10/15/14	-0-	9,457,396
Tampa, FL (Vacant)		5.71%	03/01/15	2,547,002	2,682,850
Richmond, VA (FDX)		6.12%	12/01/15	1,692,150	2,111,792
St. Joseph, MO		8.12%	03/01/16	3,041,207	3,783,483
Wheeling, IL		5.68%	03/01/16	4,792,255	5,189,090
Beltsville, MD		7.53%	05/01/16	2,122,686	2,585,054
Beltsville, MD	(6)	6.50%	05/01/16	5,498,374	5,654,938
Cudahy, WI		8.15%	05/01/16	1,554,081	1,875,565
Newington, CT		8.10%	05/01/16	883,732	1,071,641
Griffin, GA		6.37%	10/01/16	8,219,757	8,541,196
Granite City, IL		7.11%	11/01/16	3,711,003	4,390,459
Jacksonville, FL		6.92%	12/01/16	1,251,257	1,497,065
Jacksonville, FL	(7)	6.00%	12/01/16	1,300,000	1,300,000
Monroe, NC		7.11%	12/01/16	1,609,176	1,922,395
El Paso, TX		5.40%	01/05/17	4,556,424	4,815,903
Chattanooga, TN		5.96%	05/01/17	2,370,566	2,546,752
Elgin, IL		6.97%	05/01/17	2,139,149	2,514,037
Hanahan, SC (Norton)		7.36%	05/01/17	6,806,437	7,035,392

Property		Fixed Rate	Maturity Date	Balance 9/30/12	Balance 9/30/11
Roanoke, VA		5.96%	05/30/17	3,617,193	3,851,152
Kansas City, MO		6.11%	07/01/17	2,754,812	2,864,711
Edwardsville, KS		7.38%	07/01/17	2,184,083	2,554,478
Orion, MI		6.57%	08/01/17	10,453,436	10,849,953
Cheektowaga, NY		6.78%	10/01/17	1,414,778	1,622,078
Punta Gorda, FL		6.29%	10/01/17	2,430,666	2,516,855
Cocoa, FL		6.29%	12/01/17	6,159,845	6,374,577
Richfield, OH		5.22%	01/01/18	4,323,512	4,596,248
Bedford Heights, OH		5.96%	01/05/18	3,334,608	3,462,791
Tampa, FL (FDX)		5.65%	04/01/18	4,755,184	4,925,374
West Chester Twp, OH		6.80%	06/01/18	2,918,809	3,082,771
Orlando, FL		6.56%	10/01/18	5,172,705	5,334,238
Tampa, FL (FDX Gr)		6.00%	03/01/19	9,125,605	9,617,549
Lebanon, OH		5.55%	05/01/19	2,974,113	-0-
Lebanon, TN	(11)	7.60%	07/10/19	8,364,855	8,510,325
Ft Mill, SC		7.00%	10/10/19	3,881,926	4,258,137
Denver, CO		6.07%	11/01/19	2,138,347	2,350,869
Hanahan, SC (FDX Gr)		5.54%	01/21/20	2,079,725	2,300,422
Augusta, GA (FDX Gr)		5.54%	01/27/20	1,512,799	1,673,335
Huntsville, AL		5.50%	03/01/20	1,517,136	1,661,348
Colorado Springs, CO		5.41%	01/01/21	2,331,135	2,567,159
Romulus, MI	(1)	5.50%	07/01/21	2,811,133	2,959,392
Topeka, KS		6.50%	08/10/21	2,192,408	2,354,047
Edinburg, TX	(2)	5.85%	09/30/21	4,569,920	4,800,000
Streetsboro, OH		5.50%	11/01/21	12,387,391	-0-
Corpus Christi, TX	(10)	5.85%	11/01/21	3,012,724	-0-
Olive Branch, MS		4.80%	04/01/22	10,807,516	-0-
Waco, TX		4.75%	08/01/22	5,781,464	-0-
Houston, TX		6.88%	08/10/22	4,597,844	4,882,197
Memphis, TN	(5)	4.50%	01/01/24	9,478,694	-0-
Oklahoma City, OK		4.35%	06/01/24	6,134,146	-0-
Carrollton, TX		6.75%	02/01/25	10,426,352	10,945,805
Carlstadt, NJ		5.25%	05/15/26	2,442,483	2,561,646
Halfmoon, NY	(9)	5.25%	01/13/37	4,158,552	-0-
Total Mortgage Notes Payable				$237,943,911	$211,614,170

(1) Interest rate is fixed at 5.5% for the first 5 years. On July 1, 2016, the interest rate resets to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%.
(2) Interest rate is fixed at 5.85% for the first 5 years. On November 1, 2016, the interest rate resets to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%.
(3) Loan was fully paid October 2012.
(4) Loan was refinanced on October 23, 2012 for $8,000,000 at a fixed rate of 3.95% due November 1, 2022.
(5) On December 15, 2011 the Company refinanced the existing mortgage balance of $9,432,309 at an interest rate of 6.25% due October 15, 2014 for a new $9,900,000 mortgage, which matures on January 1, 2024 at a fixed interest rate of 4.5%.
(6) Interest rate was fixed at 6.65% for the first 3 years. Interest rate is adjusted every 3 years to the Federal Home Loan Bank of New York rate plus 325 basis points with a floor of 6.5%. On July 1, 2012, the interest rate was adjusted from 6.65% to 6.5%.
(7) Loan is interest only.
(8) Loan was fully paid November 2012.
(9) Interest rate is fixed at 5.25% for the first 5 years. Commencing on January 13, 2017, the interest rate is adjusted every 5 years to the 5 year U.S. Treasury yield plus 265 basis points with a floor of 5.25%.
(10) Interest rate is fixed at 5.85% for the first 5 years. On December 1, 2016, the interest rate resets to the Federal Home Loan Bank of New York rate plus 275 basis points with a floor of 5.5%.
(11) Interest rate is fixed at 5.55% through December 31, 2016. On January 1, 2017 the interest rate resets to the lender's prevailing rate.

Principal on the foregoing debt at September 30, 2012 is scheduled to be paid as follows:

Year Ending September 30,	2013	$34,684,162
	2014	18,538,092
	2015	19,463,899
	2016	30,929,525
	2017	38,150,699
	Thereafter	96,177,534
		$237,943,911

On November 9, 2012, the Company entered into a fourteen year self-amortizing $9,500,000 mortgage loan obtained in connection with the purchase of a property in Livonia, MI at a fixed rate of 4.45%. In addition, on October 23, 2012, the Company refinanced an existing mortgage loan on the Tolleson, AZ property with a balance of $5,169,748 at an interest rate of 5.8% due December 1, 2012 for an $8,000,000 mortgage at a fixed rate of 3.95% due November 1, 2022.

Loans Payable:

Two River Community Bank and The Bank of Princeton

The Company has total loans payable of $5,200,000 consisting of a $2,500,000 loan secured by 200,000 shares of UMH 8.25% Series A preferred stock with Two River Community Bank at an annual interest rate of 4.9%, maturing November 29, 2016 with interest only payments for the first three years and a $2,700,000 loan secured by 615,065 shares of UMH common stock with The Bank of Princeton at a variable annual interest rate of prime plus 0.75% with a floor of 4.5%, maturing on March 9, 2017. The interest rate on the $2,700,000 loan with The Bank of Princeton was 4.5% as of September 30, 2012.

Capital One, N.A.

The Company has a Line of Credit agreement with Capital One, N.A. for $20,000,000. This $20,000,000 line is unsecured and can be used for working capital purposes or acquisitions. The line's rate is variable at LIBOR plus 200 basis points on the first $15,000,000 and LIBOR plus 250 basis points on the remaining $5,000,000. The line matures March 31, 2013. The balance outstanding as of September 30, 2012 and 2011 was $-0- and $11,000,000, respectively. The interest rate was 2.22% and 2.23% as of September 30, 2012 and 2011, respectively. The Company must keep not less than $1,000,000 in average net collected balances at Capital One, N.A. and meet certain loan covenants as contained in the loan agreement, including a 65% loan to value ratio on certain negatively pledged properties. The Company was in compliance with these covenants as of September 30, 2012.

Margin Loans

The Company uses a margin loan for purchasing securities, for temporarily funding of acquisitions, and for working capital purposes. This loan is due on demand. The interest rate charged on the margin loan is the bank's margin rate and was 2.0% as of September 30, 2012 and 2011, respectively. At September 30, 2012 and 2011, the margin loans totaled $-0- and $5,860,950, respectively and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

Convertible Subordinated Debentures

Debentures – due 2013: Monmouth Capital has $3,620,000 of 8% Convertible Subordinated Debentures outstanding, due October 23, 2013 (the 2013 Debentures). Interest is paid semi-annually in arrears on April 30 and October 31 of each year. The 2013 Debentures are convertible into common stock of the Company at any time prior to redemption or maturity, at the conversion price of $9.16 per share (equivalent to a rate of 109.17 shares of common stock for each $1,000 principal amount), subject to adjustment under certain conditions. The Company may redeem the 2013 Debentures, at its option, in whole or in part, at any time after October 23, 2009 at par. The

Company will pay accrued and unpaid interest to, but excluding, the date fixed for redemption. No sinking fund is provided for the 2013 Debentures.

Debentures – due 2015: Monmouth Capital has $4,995,000 of 8% Convertible Subordinated Debentures outstanding, due March 30, 2015 (the 2015 Debentures). Interest is paid semi-annually in arrears on April 30 and October 31 of each year, commencing October 31, 2005. The 2015 Debentures are convertible into common stock of the Company at any time prior to redemption or maturity, at the conversion price of $11.45 per share (equivalent to a rate of 87.336 shares of common stock for each $1,000 principal amount), subject to adjustment under certain conditions. The Company may redeem the 2015 Debentures, at its option, in whole or in part, at any time on and after March 30, 2011 at par. The Company will pay accrued and unpaid interest to, but excluding, the date fixed for redemption. No sinking fund is provided for the 2015 Debentures.

During fiscal 2012, the Company repurchased, at par, $150,000 of Monmouth Capital's 2015 Debentures. In addition, during fiscal 2012, $150,000 of the 2013 Debentures was converted at the option of the holder into 16,375 shares of the Company's common stock.

Pursuant to notice given on October 29, 2012, Monmouth Capital redeemed the 2013 and 2015 Debentures on November 30, 2012 (Redemption Date) for the full principal amount plus accrued interest through the Redemption Date. Between October 1, 2012 and November 30, 2012, $3,500,000 of the Debentures was converted to 382,091 shares of common stock and $5,115,000 was redeemed.

NOTE 9 - OTHER LIABILITIES

Other liabilities consist of the following:

	9/30/12	9/30/11
Below-market lease intangible liability	$160,953	$220,320
Rent paid in advance	1,728,602	2,250,646
Unearned reimbursement revenue	897,155	238,499
Tenant security deposits	216,408	160,158
Noncontrolling interest	50,027	28,588
Other	126,738	54,763
Total	$3,179,883	$2,952,974

NOTE 10 - STOCK COMPENSATION PLAN

On July 26, 2007, the 2007 Stock Option Plan (the 2007 Plan) was approved by the shareholders authorizing the grant to officers, directors and key employees, of options to purchase up to 1,500,000 shares of common stock. On May 6, 2010, the shareholders approved and ratified an amendment and restatement of the 2007 Plan. The amendment and restatement made two significant changes: (1) the inclusion of Directors as participants in the 2007 Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other minor changes. The amendment also makes certain modifications and clarifications, including concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code.

Options or restricted stock may be granted any time as determined by the Company's Compensation Committee up through March 26, 2017. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

The Compensation Committee determines the recipients of each restricted stock award; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000.

Unless otherwise provided for in an underlying restricted stock award agreement, if a participant's status as an employee or director of the Company is terminated by reason of death or disability, the restrictions will lapse on such date. Unless otherwise provided for in an underlying restricted stock award agreement, the Plan provides that if an individual's status as an employee or director is terminated by reason of retirement following an involuntary termination (other than for "cause" as defined in the Plan), the restrictions will generally lapse, unless the restricted stock award is intended to constitute "performance based" compensation for purposes of Section 162(m) of the Internal Revenue Code. If a participant's status as an employee or director terminates for any other reason, the Plan provides that a participant will generally forfeit any outstanding restricted stock awards, unless otherwise indicated in the applicable award agreement. Shares of restricted stock that are forfeited become available again for issuance under the Plan. The Compensation Committee has the authority to accelerate the time at which the restrictions may lapse whenever it considers that such action is in the best interests of the Company and of its stockholders, whether by reason of changes in tax laws, or a "change in control" as defined in the 2007 Plan or otherwise.

The Company accounts for stock options in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period).

Stock Options

During fiscal 2012, 2011 and 2010, one employee was granted options to purchase 65,000 shares each fiscal year. The fair value of these options was approximately $31,850, $39,650, and $21,450 in fiscal 2012, 2011, and 2010, respectively based on the assumptions below and is being amortized over a one-year vesting period. The remaining unamortized stock option expense was $7,963 as of September 30, 2012 and that amount will be expensed in fiscal 2013.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2012, 2011 and 2010:

	2012	2011	2010
Dividend yield	6.43%	6.88%	8.31%
Expected volatility	19.24%	20.51%	19.30%
Risk-free interest rate	1.41%	2.77%	3.25%
Expected lives (years)	8	8	8
Estimated forfeitures	-0-	-0-	-0-

A summary of the status of the Company's stock option plan as of September 30, 2012, 2011 and 2010 is as follows:

	2012 Shares	2012 Weighted Average Exercise Price	2011 Shares	2011 Weighted Average Exercise Price	2010 Shares	2010 Weighted Average Exercise Price
Outstanding at beginning of year	1,151,200	$7.90	1,378,600	$7.81	1,544,550	$7.69
Granted	65,000	9.33	65,000	8.72	65,000	7.22
Exercised	(329,150)	7.77	(285,850)	7.63	(116,185)	6.58
Expired/Forfeited	(27,620)	7.81	(6,550)	8.70	(114,765)	7.13
Outstanding at end of year	859,430	8.05	1,151,200	7.90	1,378,600	7.81
Exercisable at end of year	794,430		1,086,200		1,313,600	
Weighted-average fair value of options granted during the year		$0.49		$0.61		$0.33

The following is a summary of stock options outstanding as of September 30, 2012:

Date of Grant	Number of Grants	Number of Shares	Option Price	Expiration Date
08/10/05	3	140,000	8.28	08/10/13
09/21/05	4	34,060	8.70	09/21/13
08/02/06	1	65,000	8.15	08/02/14
09/12/06	5	90,000	8.04	09/12/14
01/22/07	5	35,370	8.05	01/22/15
12/12/07	1	65,000	8.22	12/12/15
03/10/08	4	85,000	7.80	03/10/16
10/20/08	5	150,000	7.25	10/20/16
01/05/10	1	65,000	7.22	01/05/18
01/03/11	1	65,000	8.72	01/03/19
01/03/12	1	65,000	9.33	01/03/20
		859,430		

The aggregate intrinsic value of options outstanding as of September 30, 2012, 2011 and 2010 was $2,696,071, $245,940 and $279,966, respectively. The intrinsic value of options exercised in fiscal 2012, 2011 and 2010 was $196,066, $209,449, and $869,489, respectively. The weighted-average remaining contractual term of the above options was 3.3, 3.4 and 3.8 years as of September 30, 2011, 2010 and 2009, respectively.

Restricted Stock

In September 2012 and August 2001, the Company awarded 67,800 and 75,400, respectively, shares of common stock to 17 participants each year of the 2007 Plan. The grant date fair value of restricted stock grants awarded to participants was $780,360 and $647,686 in fiscal 2012 and 2011, respectively. These grants vest over five years. As of September 30, 2012, there remained a total of $1,469,311 of unrecognized restricted stock compensation related to outstanding non-vested restricted stock grants awarded under the 2007 plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 4.2 years. For the year ended September 30, 2012, amounts charged to compensation expense related to restricted stock grants totaled $593,811, which includes a one-time charge of $210,510 for restricted stock grants awarded to a participant who is of retirement age and therefore their entire amount of measured compensation cost has been recognized at grant date and a one-time charge of $107,937 related to the portion of restricted stock allocated to Severance expense related to Ms. Vecere as further described in Note No. 12.

A summary of the status of the Company's nonvested restricted stock awards as of September 30, 2012 and 2011, and changes during the fiscal 2012 and 2011 years are presented below:

	2012 Shares	2012 Weighted -Average Grant Date Fair Value	2011 Shares	2011 Weighted-Average Grant Date Fair Value	2010 Shares	2010 Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	126,262	$8.29	69,355	$7.85	-0-	$-0-
Granted	67,800	11.51	75,400	8.59	67,900	7.85
Dividend Reinvested Shares	7,654	9.84	5,021	7.82	1,455	7.00
Vested	(45,615)	(10.62)	(12,427)	(7.85)	(-0-)	(-0-)
Forfeited	(5,419)	(7.85)	(11,087)	(7.85)	(-0-)	(-0-)
Nonvested at end of year	150,682	$9.11	126,262	$8.29	69,355	$7.85

As of September 30, 2012, there were 801,961 shares available for grant as stock options or restricted stock under the 2007 Plan.

NOTE 11 - INCOME FROM LEASES

The Company derives income primarily from operating leases on its commercial properties. In general, these leases are written for periods up to ten years with various provisions for renewal. These leases generally contain clauses for reimbursement (or direct payment) of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum base rents due under noncancellable leases as of September 30, 2012 are approximately scheduled as follows:

Fiscal Year	Amount
2013	$42,727,000
2014	40,613,000
2015	38,201,000
2016	35,001,000
2017	29,830,000
thereafter	63,871,000
Total	$250,243,000

NOTE 12 - RELATED PARTY TRANSACTIONS

Eugene W. Landy, the Company's President and Chief Executive Officer, executed an Employment Agreement on December 9, 1994, which was amended on June 26, 1997 (the "First Amendment"), on November 5, 2003 (the "Second Amendment"), on April 1, 2008 (the "Third Amendment") and on July 1, 2010 (the "Fourth Amendment") – collectively, the "Amended Employment Agreement". Pursuant to the Amended Employment Agreement, Mr. Eugene Landy's base salary is $275,000 per year. He is entitled to receive pension payments of $50,000 per year through 2020; in fiscal 2012, the Company accrued $59,109 in additional compensation expense related to the pension benefits. Mr. Eugene Landy was awarded an Outstanding Leadership Achievement Award in the amount of $300,000 per year for three years for a total of $900,000; as of the close of fiscal 2012, Mr. Eugene Landy has received two of these three payments, and the third payment will be made during fiscal 2013. Mr. Eugene Landy's incentive bonus schedule is detailed in the Fourth Amendment and is based on progress toward achieving certain target levels of growth in market capitalization, funds from operations and dividends per share. Pursuant to the Amended Employment Agreement, Mr. Eugene Landy will receive each year an option to purchase 65,000 shares of the Company common stock. Mr. Eugene Landy is entitled to five weeks paid vacation, and he is entitled to participate in the Company's employee benefits plans.

The Amended Employment Agreement provides for aggregate severance payments of $500,000, payable to Mr. Eugene Landy upon the termination of his employment for any reason, in increments of $100,000 per year for five years. He is entitled to disability payments in the event of his disability (as defined in the Amended Employment Agreement) for a period of three years, equal to his base salary. The Amended Employment Agreement provides for a death benefit of $500,000, payable to Mr. Eugene Landy's designated beneficiary. Upon the termination of Mr. Eugene Landy's employment following or as a result of certain types of transactions that lead to a significant increase in the Company's market capitalization, the Amended Employment Agreement provides that Mr. Eugene Landy will receive a grant of 35,000 to 65,000 shares of the Company common stock, depending on the amount of the increase in the Company's market capitalization; all of his outstanding options to purchase shares of the Company common stock will become immediately vested, and he will be entitled to continue to receive benefits under the Company's health insurance and similar plans for one year. In the event of a change in control of the Company, Eugene W. Landy shall receive a lump sum payment of $2,500,000, provided that the sale price of the Company is at least $10 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and UMH. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes. The Amended Employment Agreement is terminable by the Company's Board of Directors at any time by reason of Mr. Eugene Landy's death or disability or for cause, which is defined in the Amended Employment Agreement as a termination of the agreement if the Company's Board of Directors determines in good faith that Mr. Eugene Landy failed to substantially perform his duties to the Company (other than due to his death or disability), or has engaged in conduct the consequences of which are materially adverse to the Company, monetarily or otherwise. Upon termination of the Amended Employment Agreement, Mr. Eugene Landy will remain entitled to the disability, severance, death and pension benefits provided for in the Amended Employment Agreement. Eugene W. Landy received $27,250, $25,000 and $20,500 during 2012, 2011 and 2010 as Director. The firm of Eugene W. Landy received $-0-, $17,500 and $17,500 during 2012, 2011 and 2010, respectively, as legal fees.

The Company had a note receivable from Mr. Eugene W. Landy with a balance of $984,375 at September 30, 2011 which was included in Loans to Officers, Directors and Key Employees included under Shareholders' Equity. This note was signed on April 30, 2002 and was fully repaid on April 11, 2012. The interest rate was fixed at 5% and the note was collateralized by 150,000 shares of the Company stock. The Company earned interest income on this note of $24,610, $49,219 and $49,219 for the fiscal years ended September 30, 2012, 2011 and 2010, respectively.

Effective January 1, 2009, the Company and Michael P. Landy, Chairman of the Executive Committee and Executive Vice President, entered into a three-year employment agreement, under which Mr. Michael Landy receives an annual base salary of $190,575 for 2009 with increases of 5% for 2010 and 2011, plus bonuses and customary fringe benefits. The employment agreement renews for successive one-year terms, unless either party gives written notice of termination to the other party. On January 13, 2011, Mr. Michael Landy was appointed Chief Operating Officer and continued as Chairman of the Company's Executive Committee. Effective January 19, 2011, Mr. Michael Landy's employment contract with the Company was amended to increase his base salary for calendar 2011 to $285,109 annually. Effective January 1, 2012, the Company and Michael P. Landy entered into a three-year employment agreement, under which Mr. Landy receives an annual base salary of $315,000 for 2012 with increases of 5% for 2013 and 2014, plus bonuses and customary fringe benefits. This contract automatically renews for successive one-year terms in accordance with the terms of the agreement. Mr. Landy will also receive four weeks vacation. The Company will reimburse Mr. Landy for the cost of a disability insurance policy such that, in the event of Mr. Landy's disability for a period of more than 90 days, Mr. Landy will receive benefits up to 60% of his then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and UMH, Mr. Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or Mr. Landy may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, Mr. Landy shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. Approximately 25% of Mr. Landy's compensation was allocated to UMH pursuant to a cost sharing agreement between the Company and UMH. Effective July 1, 2012, 100% of Mr. Landy's compensation has been allocated to the Company. Mr. Michael Landy received $27,250, $25,000 and $20,400 during 2012, 2011 and 2010 respectively, as Director.

The Company amended the employment agreement with Maureen E. Vecere, who was appointed the Company's Chief Financial and Accounting Officer on June 2, 2010. Prior to that date, Ms. Vecere was the Company's Controller and Treasurer since 2003. The amendment provided for an increase in Ms. Vecere's base salary from $149,000 per year to $180,000 per year for the remainder of calendar 2010 with an increase of 5% for calendar 2011. The other terms of the contract remained unchanged. Effective January 1, 2012, the Company and Maureen E. Vecere, entered into a three-year employment agreement, under which Ms. Vecere received an annual base salary of $250,000 for 2012 with increases of 5% for 2013 and 2014, plus bonuses and customary fringe benefits. This contract automatically renewed for successive one-year terms in accordance with the terms of the agreement. Ms. Vecere's employment agreement provided for bonuses and customary fringe benefits. Ms. Vecere also received four weeks vacation. The Company would reimburse Ms. Vecere for the cost of a disability insurance policy such that, in the event of Ms. Vecere's disability for a period of more than 90 days, Ms. Vecere would receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and UMH, Ms. Vecere would have the right to extend and renew this employment agreement so that the expiration date would be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, Ms. Vecere would be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. On May 31, 2012, Ms. Vecere passed away. In June 2012, the Company incurred a one-time $832,000 severance expense to the Estate of Maureen E. Vecere.

During fiscal 2010, the Company executed an employment agreement with Cynthia J. Morgenstern. Effective November 8, 2010, Cynthia J. Morgenstern's employment as Executive Vice President terminated. In accordance with her Employment Agreement, she resigned from the Board of Directors. On January 31, 2011, the Company paid $275,000 as severance to Ms. Morgenstern.

Daniel D. Cronheim is an inside Director of the Company and Executive Vice President of David Cronheim Company (Cronheim) and CMS. Daniel Cronheim received $27,250, $25,000 and $20,500 for Director's fees in 2012, 2011 and 2010, respectively. The David Cronheim Company received $15,950, $15,400 and $22,773 in lease commissions in 2012, 2011 and 2010, respectively. The David Cronheim Mortgage Corporation, an affiliated company, received $161,000, $-0- and $100,000 in mortgage brokerage commissions in 2012, 2011 and 2010, respectively.

CMS, a division of David Cronheim Company, received the sum of $562,452, $547,751 and $421,647 for property management fees during the years ended 2012, 2011 and 2010, respectively. During fiscal 2011 and 2010 and through January 31, 2012, the Company was subject to management contracts with CMS for a fixed annual fee of $380,000 per year plus the actual costs of subagents, up to a maximum of 1.5% of rents under management. On February 1, 2012, the management fee contract was increased to $410,000. Management believes that the aforesaid fees are no more than what the Company would pay for comparable services elsewhere. Effective August 1, 2012, the Company's management contract with CMS terminated and the Company became a fully integrated and self-managed real estate company.

Effective August 1, 2012, the Board agreed to compensate Robert Cronheim (Real Estate Advisor) $8,333 per month for 12 months, in recognition of his services for past years and continued advice and insight.

The industrial property in Carlstadt, New Jersey is owned by Palmer Terrace Realty Associates, LLC. The Company owns 51% of Palmer Terrace Realty Associates, LLC. This property is managed by Marcus Associates, an entity affiliated with the 49% noncontrolling interest. Management fees paid to Marcus Associates for each of the fiscal years ended totaled $15,804.

There are six Directors of the Company who are also Directors and shareholders of UMH. During 2011, the Company purchased 200,000 shares of the UMH Series A 8.125% preferred stock in a public offering for $5,000,000. The Company holds common and preferred stock of UMH in its securities portfolio. See Note No. 7 for current holdings. During 2011, the Company repurchased $5,000,000 in 8% Debentures due 2015 held by UMH.

The Company also shares 4 officers and 3 employees with UMH. Some general and administrative expenses were allocated between the Company and UMH based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company. Shared expenses are allocated between the Company and UMH.

NOTE 13 - TAXES

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust under the applicable provisions of the Internal Revenue Code under Sections 856 to 860 and the comparable New Jersey Statutes. Under such provisions, the Company will not be taxed on that portion of its taxable income distributed currently to shareholders, provided that at least 90% of its taxable income is distributed. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state, and local income taxes.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the calendar years 2012, 2011 and 2010, since it intends to or has distributed all of its annual income.

Reconciliation Between GAAP Net Income and Taxable Income

The following table reconciles net income attributable to common shares to taxable income for the years ended September 30, 2012, 2011 and 2010:

	2012 Estimated (unaudited)	2011 Actual	2010 Actual
Net income (loss) applicable to common shareholders	$ 13,171,369	$ 11,338,979	$ 8,486,301
Book / tax difference on gains / (losses) from capital transactions	(6,044,065)	(5,166,203)	(1,800,776)
Stock option expense	598,311	163,150	33,860
Deferred compensation	-0-	54,608	156,832
Other book / tax differences, net	(569,472)	(835,594)	(125,425)
Taxable income before adjustments	7,156,143	5,554,940	6,750,792
Add/(Less) capital gains (losses)	5,100,437	2,908,322	1,175,321
Estimated taxable income subject to 90% dividend requirement	$ 12,256,580	$ 8,463,262	$ 7,926,113

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended September 30, 2012, 2011 and 2010:

	2012 Estimated (unaudited)	2011 Actual	2010 Actual
Cash dividends paid	$ 23,339,255	$ 21,161,033	$ 18,466,225
Less: Portion designated capital (gains) losses distribution	(5,100,437)	(2,908,322)	(1,175,321)
Less: Return of capital	(5,569,549)	(5,403,932)	(6,118,373)
Estimated dividends paid deduction	$ 12,669,269	$ 12,848,779	$ 11,172,531

NOTE 14 - SHAREHOLDERS' EQUITY AND NONCONTROLLING INTEREST

Common Stock

The Company implemented a dividend reinvestment and stock purchase plan (the DRIP) effective December 15, 1987, as amended. Under the terms of the DRIP and subsequent amendments, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at a discounted price directly from the Company, from authorized but unissued shares of the Company common stock. According to the terms of the DRIP, shareholders may also purchase additional shares by making optional cash payments monthly. On March 13, 2012, the Company temporarily suspended its DRIP and as of August 2, 2012, the DRIP was reinstated.

Amounts received, including dividend reinvestment of $2,424,924, $5,281,032 and $4,646,598 in 2012, 2011 and 2010, respectively, and shares issued in connection with the DRIP for the years ended September 30, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Amounts Received	$13,094,616	$19,372,335	$15,930,405
Shares Issued	1,503,904	2,478,735	2,253,074

The following cash distributions were paid to common shareholders during the years ended September 30, 2012, 2011 and 2010:

	2012		2011		2010	
Quarter Ended	Amount	Per Share	Amount	Per Share	Amount	Per Share
December 31	$5,589,111	$ .15	$5,114,841	$ .15	$4,176,791	$ .15
March 31	6,025,106	.15	5,224,513	.15	4,269,670	.15
June 30	6,035,531	.15	5,358,515	.15	4,964,914	.15
September 30	6,066,850	.15	5,463,164	.15	5,054,850	.15
	$23,716,598	$ .60	$21,161,033	$ .60	$18,466,225	$ .60

On October 1, 2012 the Board of Directors declared a dividend of $0.15 per share to be paid on December 17, 2012 to shareholders of record on November 15, 2012.

Preferred Stock

Prior to the offering described herewith, the Company had outstanding 1,322,500 shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value as of September 30, 2010 was $0.01 per share (Series A Preferred Stock). On October 14, 2010, the Company sold 817,250 shares of its Series A Preferred Stock in a registered direct placement at $24.00 per share. The Company received net proceeds of approximately $19,000,000 and used the net proceeds from the offering to purchase additional properties in the ordinary course of business and for general corporate purposes, including the repayment of indebtedness. The Company now has a total of 2,139,750 shares of Series A Preferred Stock outstanding representing an aggregate liquidation preference of $53,493,750.

The annual dividend of the Series A Preferred Stock is $1.90625 per share, or 7.625% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15. The Series A Preferred Stock has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. Except in limited circumstances relating to the Company's qualification as a REIT, and as described below, the Series A Preferred Stock is not redeemable prior to December 5, 2011. On and after December 5, 2011, at any time and from time to time, the Series A Preferred Stock will be redeemable in whole, or in part, at the

Company's option, at a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) to the date of redemption.

During any period of time that both (i) the Series A Preferred Stock is not listed on the New York Stock Exchange or The NASDAQ Stock Market and (ii) the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), but any shares of Series A Preferred Stock are outstanding, the Company will (a) increase the cumulative cash dividends payable on the Series A Preferred Stock to a rate of 8.625% per year of the $25.00 liquidation value per share, which is equivalent to $2.15625 per share per year, and (b) have the option to redeem the outstanding Series A Preferred Stock, in whole but not in part, within 90 days after the date upon which the shares of the Company cease to be listed and cease to be subject to such reporting requirements, for a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Holders of the Series A Preferred Stock generally have no voting rights, except if the Company fails to pay dividends for six or more quarterly periods, whether or not consecutive, or with respect to certain specified events.

The Board of Directors has declared and paid the following dividends on the Series A Preferred Stock for the years ended September 30, 2012, 2011 and 2010:

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
10/4/11	11/15/11	12/15/11	1,019,804	$0.4765625
1/18/12	2/15/12	3/15/12	1,019,805	0.4765625
4/18/12	5/15/12	6/15/12	1,019,805	0.4765625
7/9/12	8/15/12	9/17/12	1,019,805	0.4765625
			$4,079,219	$1.90625

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
10/6/10	11/15/10	12/15/10	1,019,804	$0.4765625
1/13/11	2/15/11	3/15/11	1,019,805	0.4765625
4/7/11	5/16/11	6/15/11	1,019,805	0.4765625
7/11/11	8/15/11	9/15/11	1,019,805	0.4765625
			$4,079,219	$1.90625

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
10/6/09	11/16/09	12/15/09	$630,303	$0.4765625
1/13/10	2/16/10	3/15/10	630,304	0.4765625
4/9/10	5/17/10	6/15/10	630,303	0.4765625
7/1/10	8/16/10	9/15/10	630,304	0.4765625
			$2,521,214	$1.90625

On October 1, 2012, the Board of Directors declared a quarterly dividend of $0.4765625 per share of its Series A Preferred Stock to be paid December 17, 2012 to shareholders of record as of November 15, 2012.

On June 7, 2012 and June 21, 2012, the Company issued 2,000,000 and 300,000 shares, respectively, of 7.875% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (Series B Preferred Stock), at an offering price of $25.00 per share in an underwritten public offering. The Company received net proceeds from the offering, after deducting the underwriting discount and other estimated offering expenses, of approximately $55,033,000 and intends to use the net proceeds from the offering to purchase properties in the ordinary course of business and for general corporate purposes. Dividends on the Series B preferred shares are cumulative from the date Series B preferred shares were first issued and payable quarterly at an annual rate of $1.96875. The Series B Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to our common stock and equal to any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank equal to the Series B Preferred Stock. As of September 30, 2012, the Company had outstanding 2,300,000 shares of Series B Preferred Stock, with an aggregate liquidation preference of $57,500,000.

The annual dividend of the Series B Preferred Stock is $1.96875 per share, or 7.875% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15. The Series B Preferred Stock has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. Except in limited circumstances relating to the Company's qualification as a REIT, and as described below, the Series B Preferred Stock is not redeemable prior to June 7, 2017. On and after June 7, 2017, at any time and from time to time, the Series B Preferred Stock will be redeemable in whole, or in part, at the Company's option, at a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) to the date of redemption.

Upon the occurrence of a Delisting Event, as defined in the Prospectus, the Company may, at its option and subject to certain conditions, redeem the Series B Preferred Stock, in whole or in part, within 90 days after the Delisting Event, for a cash redemption price per share of Series B Preferred Stock equal to $25.00 plus any accumulated and unpaid dividends thereon (whether or not declared), to, but not including, the redemption date.

Upon the occurrence of a Change of Control, as defined in the Prospectus, the Company may, at its option and subject to certain conditions, redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for a cash redemption price per share of Series B Preferred Stock equal to $25.00 plus any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the redemption date.

The Board of Directors has declared and paid the following dividend on the Series B Preferred Stock for the year ended September 30, 2012 which covered the period June 7, 2012 through August 31, 2012:

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
7/9/12	8/15/12	9/17/12	$1,056,563	$0.459375
			$1,056,563	$0.459375

On October 1, 2012, the Board of Directors declared a quarterly dividend of $0.4921875 per share to be paid December 17, 2012 to shareholders of record as of November 15, 2012.

Treasury Stock

On June 29, 2011, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created on March 3, 2009 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. During fiscal year 2009, the Company purchased 5,000 shares of its common stock for $4.98 per share for a total $24,905 on the open market. There were no purchases under the repurchase program in fiscal years 2012 or 2011. During the fiscal year ended 2012, the Company distributed the 5,000 shares which were held in treasury to shareholders through the Dividend Reinvestment and Stock Purchase Plan (DRIP). The Company holds no shares in treasury as of September 30, 2012. The maximum dollar value that may be purchased under the repurchase program as of September 30, 2012 is $10,000,000.

Noncontrolling Interest

The following table summarizes the changes in the noncontrolling interests since October 1, 2010:

	2012	2011
Beginning Balance	$28,588	$2,477,753
Net Income Attributable to Noncontrolling Interest	101,975	84,953
Distributions to Noncontrolling Interests	(80,536)	(160,868)
Purchase of Noncontrolling Interest in Wheeling Partners, LLC	-0-	(2,373,250)
Ending Balance	$50,027	$28,588

The noncontrolling interest balances as of September 30, 2012 and 2011 are included in Other liabilities in the accompanying Consolidated Balance Sheets.

NOTE 15 - FAIR VALUE MEASUREMENTS

The Company follows ASC 825, Financial Instruments, for financial assets and liabilities recognized at fair value on a recurring basis. We measure certain financial assets and liabilities at fair value on a recurring basis, including securities available for sale. The fair value of these certain financial assets was determined using the following inputs at September 30, 2012:

	Fair Value Measurements at Reporting Date Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2012:				
Securities available for sale	$61,685,173	$61,685,173	$-0-	$-0-
September 30, 2011:				
Securities available for sale	$44,265,059	$44,265,059	$-0-	$-0-
Real estate held for sale	2,561,727	-0-	2,561,727	-0-

The Company is also required to disclose certain information about fair values of financial instruments. Estimates of fair value are made at a specific point in time based upon where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a portion of the Company's financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties; future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature. The fair value of variable rate mortgage notes payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. At September 30, 2012, the fair value (estimated based upon expected cash outflows discounted at current market rates) and carrying value of fixed rate mortgage notes payable amounted to $249,881,000 and $237,943,911, respectively.

NOTE 16 - CASH FLOW

During 2012, 2011 and 2010, the Company paid cash for interest of $14,834,331, $14,890,277 and $15,111,877, respectively.

During 2012, 2011 and 2010, the Company had $2,424,924, $5,281,032 and $4,646,598, respectively, of dividends which were reinvested that required no cash transfers.

During fiscal 2012, $150,000 of the 2013 Debentures was converted at the option of the holder into 16,375 shares of the Company's common stock.

During fiscal 2011, the Company assumed mortgages in connection with the acquisitions of the two industrial properties in Lebanon, Tennessee and Rockford, Illinois with a balance of $10,577,988 upon assumption.

NOTE 17 – CONTINGENCIES AND COMMITMENTS

From time to time, the Company can be subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the consolidated balance sheet or results of operations.

The Company has entered into agreements to purchase eight new build-to-suit, industrial buildings that are currently being developed in Kentucky, Minnesota, Mississippi, Pennsylvania, Texas, Virginia and Wisconsin totaling approximately 1,832,000 square feet to be net-leased for 10 or more years, of which approximately 664,000 square feet or 36% will be leased to FedEx Ground Packaging System. The aggregate purchase price for the eight properties is approximately $109,000,000. Subject to satisfactory due diligence, we anticipate closing these eight transactions during fiscal 2013 and fiscal 2014.

NOTE 18 – SUBSEQUENT EVENTS

Material subsequent events have been evaluated and are disclosed herein.

On October 23, 2012, the Company refinanced its existing mortgage loan on the Tolleson, AZ property with a balance of $5,169,748 at an interest rate of 5.8% due December 1, 2012 for an $8,000,000 mortgage at a fixed rate of 3.95% due November 1, 2022.

Pursuant to notice given on October 29, 2012, Monmouth Capital redeemed the 2013 and 2015 Debentures on November 30, 2012 (Redemption Date) for the full principal amount plus accrued interest through the Redemption Date. Between October 1, 2012 and November 30, 2012, $3,500,000 of the Debentures was converted to 382,091 shares of common stock and $5,115,000 was redeemed.

In October 2012, the Company's tenant at its Monroe, NC location exercised its early termination option. The Company received a lump sum termination payment of base rent in October 2012 of $423,860 plus reimbursement of real estate, insurance, maintenance and repairs of $153,086 covering the period November 1, 2012 through July 31, 2013.

On November 9, 2012, the Company purchased a 172,000 square foot industrial building located in Livonia, Michigan. The building is 100% net leased to FedEx Ground Packaging System, Inc. through March 31, 2022. The purchase price was $14,350,000. The Company obtained a mortgage of $9,500,000 at a fixed interest rate of 4.45% for 14 years and paid the remaining amount with cash on hand. This mortgage matures on December 1, 2026. Annual rental income over the remaining term of the lease is approximately $1,194,000.

NOTE 19 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2012	12/31/11	3/31/12	6/30/12	9/30/12
Rental and Reimbursement Revenue	$12,795,474	$12,651,803	$11,994,558	$13,046,935
Lease Termination Income	-0-	3,222,283	-0-	-0-
Total Expenses	6,704,688	6,407,556	6,711,773	6,833,094
Other Income (Expense)	(744,391)	(1,206,498)	(3,049,524)	(3,388,662)
Income from Continuing Operations	5,346,395	8,260,032	2,233,261	2,825,179
Income from Discontinued Operations (1)	19,628	-0-	-0-	-0-
Net Income	5,366,023	8,260,032	2,233,261	2,825,179
Net Income Attributable to Common Shareholders	4,346,218	7,240,227	911,582	673,342
Net Income Attributable to Common Shareholders per share	$0.11	$0.18	$0.02	$0.02

FISCAL 2011	12/31/10	3/31/11	6/30/11	9/30/11
Rental and Reimbursement Revenue	$12,036,869	$12,088,871	$12,057,747	$11,957,997
Total Expenses	6,577,841	5,933,229	5,909,511	6,180,970
Other Income (Expense)	(734,023)	(2,408,586)	(2,159,195)	(3,085,799)
Income from Continuing Operations	4,725,005	3,747,056	3,989,041	2,691,228
Income from Discontinued Operations (1)	61,177	67,081	69,262	68,348
Net Income	4,786,182	3,814,137	4,058,303	2,759,576
Net Income Attributable to Common Shareholders	3,766,377	2,794,332	3,038,499	1,739,771
Net Income Attributable to Common Shareholders per share	$0.11	$0.08	$0.09	$0.04

(1) During 2012 and 2011, the Company designated the Quakertown, Pennsylvania property as held for sale.

Certain amounts in the Selected Quarterly Financial Data for the prior quarters have been reclassified to conform to the financial statement presentation for the current year.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A	Column B	Column C		Column D
Description	Encumbrances	Land	Buildings and Improvements	Capitalization Subsequent to Acquisition
Shopping Center				
Somerset, NJ	$ -0-	$ 55,182	$ 637,097	$ 683,934
Vacant Land				
Shelby County, TN	-0-	11,065	-0-	-0-
El Paso, TX	-0-	1,136,953	-0-	-0-
Corporate Office				
Freehold, NJ	-0-	-0-	21,286	-0-
Industrial Building				
Monaca, PA	-0-	330,772	878,081	1,740,778
Orangeburg, NY	-0-	694,720	2,977,372	18,626
Greensboro, NC	-0-	327,100	1,853,700	14,546
Ridgeland, MS	-0-	218,000	1,233,500	399,294
Urbandale, IA	-0-	310,000	1,758,000	93,895
Richland, MS	-0-	211,000	1,195,000	72,000
O'Fallon, MO	-0-	264,000	3,302,000	334,602
Fayetteville, NC	3,393,480	172,000	4,467,885	213,229
Schaumburg, IL	-0-	1,039,800	3,694,320	233,519
Burr Ridge, IL	127,858	270,000	1,236,599	57,163
Romulus, MI	2,811,133	531,000	3,653,883	298,730
Liberty, MO	259,672	735,222	6,498,324	110,952
Omaha, NE	566,053	1,170,000	4,425,500	93,905
Charlottesville, VA	506,266	1,170,000	2,845,000	57,518
Jacksonville, FL	2,551,257	1,165,000	4,668,080	322,420
West Chester Twp, OH	2,918,809	695,000	3,342,000	1,024,253
Richmond, VA (FDX)	1,692,150	1,160,000	6,413,305	139,758
St. Joseph, MO	3,041,207	800,000	11,753,964	562,906
Newington, CT	883,732	410,000	2,961,000	19,459
Cudahy, WI	1,554,081	980,000	5,050,997	3,342,675
Beltsville, MD	7,621,060	3,200,000	5,958,773	5,228,011
Granite City, IL	3,711,003	340,000	12,046,675	-0-
Monroe, NC	1,609,176	500,000	4,981,022	8,800
Winston-Salem, NC	-0-	980,000	5,610,000	308,426
Elgin, IL	2,139,149	1,280,000	5,529,488	51,007
Tolleson, AZ	5,233,830	1,320,000	13,329,000	510,496
Ft. Myers, FL	2,126,128	1,910,000	2,499,093	568,356
Edwardsville, KS	2,184,083	1,185,000	5,815,148	25,253
Tampa, FL (FDX Gr)	9,125,605	5,000,000	12,660,003	59,822
Denver, CO	2,138,347	1,150,000	3,890,300	1,313,751
Hanahan, SC (Norton)	6,806,437	1,129,000	11,831,321	12,153
Hanahan, SC (FDX)	2,079,725	930,000	3,426,362	3,250,308
Augusta, GA (FDX Gr)	1,512,799	614,406	3,026,409	1,688,059
Huntsville, AL	1,517,136	748,115	2,724,418	1,276,113
Richfield, OH	4,323,512	1,000,000	7,197,945	10,788
Colorado Springs, CO	2,331,135	1,270,000	3,821,000	2,104,115
Tampa, FL (FDX)	4,755,184	2,830,000	4,704,531	31,186

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A	Column B	Column C		Column D
Description	Encumbrances	Land	Buildings and Improvements	Capitalization Subsequent to Acquisition
Griffin, GA	$ 8,219,757	$ 760,000	$ 13,692,115	$ 416,742
Roanoke, VA	3,617,193	1,853,000	4,817,298	145,399
Orion, MI	10,453,436	3,630,000	13,053,289	-0-
Carlstadt, NJ	2,442,483	1,194,000	3,645,501	-0-
Wheeling, IL	4,792,255	5,112,120	9,186,606	4,238,017
White Bear Lake, MN	-0-	1,393,000	3,764,126	-0-
Cheektowaga, NY	1,414,778	4,768,000	3,883,971	2,280,086
Richmond, VA (Carrier)	-0-	446,000	3,910,500	14,415
Montomgery, IL	5,149,186	2,000,000	9,225,683	72,684
Tampa, FL (Vacant)	2,547,002	1,867,000	3,684,794	65,080
Augusta, GA (FDX)	1,075,398	380,000	1,400,943	145,989
Lakeland, FL	1,314,513	261,000	1,621,163	51,055
El Paso, TX	4,556,424	2,088,242	4,514,427	16,980
Chattanooga, TN	2,370,566	300,000	4,464,711	2,560
Bedford Heights, OH	3,334,608	990,000	4,893,912	736,401
Kansas City, MO	2,754,812	660,000	4,049,832	38,542
Punta Gorda, FL	2,430,666	660,000	3,444,915	-0-
Cocoa, FL	6,159,845	1,881,317	8,623,564	16,577
Orlando, FL	5,172,705	2,200,000	6,133,800	159,104
Topeka, KS	2,192,408	-0-	3,679,843	-0-
Memphis, TN	9,478,694	1,220,000	13,380,000	-0-
Houston, TX	4,597,844	1,730,000	6,320,000	19,652
Carrollton, TX	10,426,352	1,500,000	16,240,000	-0-
Ft. Mill, SC	3,881,926	1,670,000	10,045,000	-0-
Lebanon, TN	8,364,855	2,230,000	11,985,126	-0-
Rockford, IL	1,850,372	1,100,000	4,440,000	-0-
Edinburg, TX	4,569,920	1,000,000	6,414,000	-0-
Streetsboro, OH	12,387,391	1,760,000	17,840,000	-0-
Corpus Christi, TX	3,012,724	-0-	4,764,500	-0-
Halfmoon, NY	4,158,552	1,190,000	4,335,600	-0-
Lebanon, OH	2,974,113	240,000	4,176,000	-0-
Olive Branch, MS	10,807,516	800,000	13,750,000	-0-
Oklahoma City, OK	6,134,146	1,410,000	8,043,000	-0-
Waco, TX	5,781,464	1,350,000	7,383,000	-0-
	$ 237,943,911	$ 88,887,014	$ 424,725,600	$ 34,700,089

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A	Column E (1) (2)		
	Gross Amount at Which Carried September 30, 2012		
Description	Land	Bldg & Imp	Total
Shopping Center			
Somerset, NJ	$ 55,182	$ 1,321,031	$ 1,376,213
Vacant Land			
Shelby County, TN	11,065	-0-	11,065
El Paso, TX	1,136,953	-0-	1,136,953
Corporate Office			
Freehold, NJ	-0-	21,286	21,286
Industrial Building			
Monaca, PA	330,772	2,618,859	2,949,631
Orangeburg, NY	694,720	2,995,998	3,690,718
Greensboro, NC	327,100	1,868,246	2,195,346
Ridgeland, MS	218,000	1,632,794	1,850,794
Urbandale, IA	310,000	1,851,895	2,161,895
Richland, MS	211,000	1,267,000	1,478,000
O'Fallon, MO	264,000	3,636,602	3,900,602
Fayetteville, NC	172,000	4,681,114	4,853,114
Schaumburg, IL	1,039,800	3,927,839	4,967,639
Burr Ridge, IL	270,000	1,293,762	1,563,762
Romulus, MI	531,000	3,952,613	4,483,613
Liberty, MO	735,222	6,609,276	7,344,498
Omaha, NE	1,170,000	4,519,405	5,689,405
Charlottesville, VA	1,170,000	2,902,518	4,072,518
Jacksonville, FL	1,165,000	4,990,500	6,155,500
West Chester Twp, OH	695,000	4,366,253	5,061,253
Richmond, VA	1,160,000	6,553,063	7,713,063
St. Joseph, MO	800,000	12,316,870	13,116,870
Newington, CT	410,000	2,980,459	3,390,459
Cudahy, WI	980,000	8,393,672	9,373,672
Beltsville, MD	3,200,000	11,186,784	14,386,784
Granite City, IL	340,000	12,046,675	12,386,675
Monroe, NC	500,000	4,989,822	5,489,822
Winston-Salem, NC	980,000	5,918,426	6,898,426
Elgin, IL	1,280,000	5,580,495	6,860,495
Tolleson, AZ	1,320,000	13,839,496	15,159,496
Ft. Myers, FL	1,910,000	3,067,449	4,977,449
Edwardsville, KS	1,185,000	5,840,401	7,025,401
Tampa, FL (FDX Gr)	5,000,000	12,719,825	17,719,825
Denver, CO	1,150,000	5,204,051	6,354,051
Hanahan, SC (Norton)	1,129,000	11,843,474	12,972,474
Hanahan, SC (FDX)	930,000	6,676,670	7,606,670
Augusta, GA (FDX Gr)	614,406	4,714,468	5,328,874
Huntsville, AL	748,115	4,000,531	4,748,646
Richfield, OH	1,000,000	7,208,733	8,208,733
Colorado Springs, CO	1,270,000	5,925,115	7,195,115
Tampa, FL (FDX)	2,830,000	4,735,717	7,565,717

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A	Column E (1) (2)		
	Gross Amount at Which Carried September 30, 2012		
Description	Land	Bldg & Imp	Total
Griffin, GA	760,000	14,108,857	14,868,857
Roanoke, VA	1,853,000	4,962,697	6,815,697
Orion, MI	3,630,000	13,053,289	16,683,289
Carlstadt, NJ	1,194,000	3,645,501	4,839,501
Wheeling, IL	5,112,120	13,424,623	18,536,743
White Bear Lake, MN	1,393,000	3,764,126	5,157,126
Cheektowaga, NY	4,768,000	6,164,057	10,932,057
Richmond, VA (Carrier)	446,000	3,924,915	4,370,915
Montomgery, IL	2,000,000	9,298,367	11,298,367
Tampa, FL (Vacant)	1,867,000	3,749,874	5,616,874
Augusta, GA (FDX)	380,000	1,546,932	1,926,932
Lakeland, FL	261,000	1,672,218	1,933,218
El Paso, TX	2,088,242	4,531,407	6,619,649
Chattanooga, TN	300,000	4,467,271	4,767,271
Bedford Heights, OH	990,000	5,630,313	6,620,313
Kansas City, MO	660,000	4,088,374	4,748,374
Punta Gorda, FL	660,000	3,444,915	4,104,915
Cocoa, FL	1,881,317	8,640,141	10,521,458
Orlando, FL	2,200,000	6,292,904	8,492,904
Topeka, KS	-0-	3,679,843	3,679,843
Memphis, TN	1,220,000	13,380,000	14,600,000
Houston, TX	1,730,000	6,339,652	8,069,652
Carrollton, TX	1,500,000	16,240,000	17,740,000
Ft. Mill, SC	1,670,000	10,045,000	11,715,000
Lebanon, TN	2,230,000	11,985,126	14,215,126
Rockford, IL	1,100,000	4,440,000	5,540,000
Edinburg, TX	1,000,000	6,414,000	7,414,000
Streetsboro, OH	1,760,000	17,840,000	19,600,000
Corpus Christi, TX	-0-	4,764,500	4,764,500
Halfmoon, NY	1,190,000	4,335,600	5,525,600
Lebanon, OH	240,000	4,176,000	4,416,000
Olive Branch, MS	800,000	13,750,000	14,550,000
Oklahoma City, OK	1,410,000	8,043,000	9,453,000
Waco, TX	1,350,000	7,383,000	8,733,000
	$ 88,887,014	$ 459,425,689	$ 548,312,703

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A		Column F	Column G	Column H	Column I
Description		Accumulated Depreciation	Date of Construction	Date Acquired	Depreciable Life
Shopping Center					
Somerset, NJ	$	1,231,990	1970	1970	10-33
Vacant Land					
Shelby County, TN		-0-	N/A	2007	N/A
El Paso, TX		-0-	N/A	2011	N/A
Corporate Office					
Freehold, NJ		-0-	N/A	N/A	N/A
Industrial Building					
Monaca, PA (1)		1,428,973	1977	1977	5-31.5
Orangeburg, NY		1,895,069	1990	1993	31.5
Greensboro, NC		1,114,406	1988	1993	31.5
Ridgeland, MS		899,173	1988	1993	39
Urbandale, IA		882,118	1985	1994	39
Richland, MS		582,634	1986	1994	39
O'Fallon, MO		1,621,699	1989	1994	39
Fayetteville, NC		1,842,294	1996	1997	39
Schaumburg, IL		1,619,306	1997	1997	39
Burr Ridge, IL		488,730	1997	1997	39
Romulus, MI		1,378,495	1998	1998	39
Liberty, MO		2,441,763	1997	1998	39
Omaha, NE		1,603,564	1999	1999	39
Charlottesville, VA		999,987	1998	1999	39
Jacksonville, FL		1,696,887	1998	1999	39
West Chester Twp, OH		1,297,099	1999	2000	39
Richmond, VA		1,936,978	2000	2001	39
St. Joseph, MO		3,465,734	2000	2001	39
Newington, CT		884,985	2001	2001	39
Cudahy, WI		1,969,852	2001	2001	39
Beltsville, MD		2,351,977	2000	2001	39
Granite City, IL		3,244,570	2001	2001	39
Monroe, NC		1,341,689	2001	2001	39
Winston-Salem, NC		1,521,026	2001	2002	39
Elgin, IL		1,496,734	2002	2002	39
Tolleson, AZ		3,335,739	2002	2002	39
Ft. Myers, FL (2)		660,122	1974	2002	39
Edwardsville, KS		1,433,443	2002	2003	39
Tampa, FL (FDX Gr)		2,763,402	2004	2004	39
Denver, CO		903,421	2005	2005	39
Hanahan, SC (Norton)		2,276,834	2002	2005	39
Hanahan, SC (FDX)		1,032,159	2005	2005	39
Augusta, GA (FDX Gr)		774,218	2005	2005	39
Huntsville, AL		510,105	2005	2005	39
Richfield, OH		1,202,814	2006	2006	39
Colorado Springs, CO		877,667	2006	2006	39

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

Column A	Column F	Column G	Column H	Column I
Description	Accumulated Depreciation	Date of Construction	Date Acquired	Depreciable Life
Tampa, FL (FDX)	767,388	2006	2006	39
Griffin, GA (3)	2,319,710	2002/2005	2006	39
Roanoke, VA	685,905	1996	2007	39
Orion, MI	1,807,744	2007	2007	39
Carlstadt, NJ	492,682	1977	2007	39
Wheeling, IL	2,337,076	2003	2007	39
White Bear Lake, MN	543,659	2001	2007	39
Cheektowaga, NY	886,462	2002	2007	39
Richmond, VA (Carrier)	551,701	2004	2007	39
Montomgery, IL	1,325,332	2004	2007	39
Tampa, FL (Vacant)	543,390	1989	2007	39
Augusta, GA (FDX)	199,303	1993	2007	39
Lakeland, FL	236,601	1993	2007	39
El Paso, TX	637,099	2005	2007	39
Chattanooga, TN	631,479	2002	2007	39
Bedford Heights, OH	784,572	1998	2007	39
Kansas City, MO	576,788	2002	2007	39
Punta Gorda, FL	476,335	2007	2007	39
Cocoa, FL	1,007,832	2006	2008	39
Orlando, FL	764,200	1997	2008	39
Topeka, KS	330,329	2006	2009	39
Memphis, TN	857,700	1994	2010	39
Houston, TX	407,844	2005	2010	39
Carrollton TX	1,041,025	2009	2010	39
Ft. Mill, SC	643,910	2009	2010	39
Lebanon, TN	460,958	1993	2011	39
Rockford, IL	170,769	1998-2008	2011	39
Edinburg, TX	246,692	2011	2011	39
Streetsboro, OH	228,720	2012	2012	39
Corpus Christi, TX	61,083	2012	2012	39
Halfmoon, NY	55,585	2012	2012	39
Lebanon, OH	53,538	2012	2012	39
Olive Branch, MS	88,141	2012	2012	39
Oklahoma City, OK	68,744	2012	2012	39
Waco, TX	47,327	2012	2012	39
	$ 79,345,279			

(1) Buildings and improvements reacquired in 1986.
(2) Property was renovated in 2001.
(3) Property consists of 2 buildings.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2012

(1) Reconciliation

REAL ESTATE INVESTMENTS

	9/30/2012	9/30/2011	9/30/2010
Balance-Beginning of Year	$ 479,751,725	$ 450,989,454	$ 397,998,771
Additions:			
Acquisitions	67,042,100	28,302,726	52,107,355
Improvements	4,358,715	1,445,202	883,328
Total Additions	71,400,815	29,747,928	52,990,683
Deletions:			
Sales	(2,820,000)	-0-	-0-
Fully Depreciated Assets	(19,837)	(985,657)	-0-
Total Deletions	(2,839,837)	(985,657)	-0-
Balance-End of Year	$ 548,312,703	$ 479,751,725	$ 450,989,454

ACCUMULATED DEPRECIATION

	9/30/2012	9/30/2011	9/30/2010
Balance-Beginning of Year	$ 68,166,442	$ 58,800,741	$ 49,393,929
Depreciation	11,471,070	10,351,358	9,406,812
Sales	(272,396)	-0-	-0-
Fully Depreciated Assets	(19,837)	(985,657)	-0-
Balance-End of Year	$ 79,345,279	$ 68,166,442	$ 58,800,741

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
NOTES TO SCHEDULE III
SEPTEMBER 30,

(1) Reconciliation

	2012	2011	2010
Balance – Beginning of Year	$ 479,751,725	$ 450,989,454	$ 397,998,771
Additions:			
Somerset, NJ	18,716	-0-	-0-
Freehold, NJ	21,286	-0-	-0-
Monaca, PA	155,149	384,647	7,235
Orangeburg, NY	-0-	-0-	4,715
Greensboro, NC	-0-	-0-	2,200
Jackson, MS	3,659	3,164	118,702
Urbandale, IA	-0-	-0-	-0-
Richland, MS	-0-	-0-	-0-
O'Fallon, MO	-0-	33,414	33,413
Fayetteville, NC	-0-	-0-	-0-
Schaumburg, IL	80,259	4,614	-0-
Burr Ridge, IL	14,046	4,709	5,342
Romulus, MI	266,181	-0-	20,471
Liberty, MO	66,754	44,198	-0-
Omaha, NE	-0-	5,160	2,533
Charlottesville, VA	-0-	49,818	3,500
Jacksonville, FL	68,239	11,293	22,976
West Chester Twp, OH	-0-	-0-	-0-
Richmond, VA	9,670	16,223	90,600
St. Joseph, MO	562,906	-0-	-0-
Newington, CT	-0-	2,430	11,543
Cudahy, WI	6,648	-0-	11,824
Beltsville, MD	24,545	-0-	-0-
Granite City, IL	-0-	-0-	-0-
Monroe, NC	6,550	-0-	2,250
Winston Salem, NC	261,945	-0-	4,275
Elgin, IL	51,007	-0-	-0-
Tolleson, AZ	503,054	7,442	-0-
Ft. Myers, FL	510,160	16,245	-0-
Edwardsville, KS	5,000	-0-	-0-
Tampa, FL (FDX Ground)	4,962	54,860	-0-
Denver, CO	-0-	5,235	-0-
Hanahan, SC (Norton)	-0-	-0-	-0-
Hanahan, SC (FDX)	-0-	-0-	192
Augusta, GA	2,500	1,406	3,975
Huntsville, AL	1,275,078	6,650	-0-
Richfield, OH	8,350	-0-	2,438
Colorado Springs, CO	6,475	-0-	-0-
Tampa, FL (FDX)	27,300	4,115	(229)
Griffin, GA	-0-	-0-	-0-
Roanoke, VA	-0-	93,234	52,165
Orion, MI	-0-	-0-	-0-
Carlstadt, NJ	-0-	-0-	-0-
Wheeling, IL	23,511	(1)	-0-
White Bear Lake, MN	-0-	-0-	-0-
Cheektowaga, NY	8,507	16,188	219,983
Richmond, VA (Carrier)	-0-	-0-	14,415

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
NOTES TO SCHEDULE III, (CONT'D)
SEPTEMBER 30,

(1) Reconciliation (cont'd)

	2012	2011	2010
Montgomery, IL	56,205	-0-	16,479
Tampa, FL (Vacant)	-0-	20,970	44,110
Augusta, GA (FDX)	145,989	-0-	-0-
Lakeland, FL	36,770	14,285	-0-
El Paso, TX	11,980	5,000	-0-
Chattanooga, TN	-0-	-0-	2,560
Bedford Heights, OH	56,314	621,473	56,856
Kansas City, MO	20,000	-0-	-0-
Punta Gorda, FL	-0-	2,923	-0-
Cocoa, FL	-0-	11,859	4,716
Orlando, FL	18,349	3,648	124,246
Topeka, KS	-0-	-0-	(157)
Memphis, TN	-0-	-0-	14,600,000
Houston, TX	17,298	-0-	8,052,355
Carrollton, TX	-0-	-0-	17,740,000
Ft. Mill, SC	-0-	-0-	11,715,000
Lebanon, TN	-0-	14,215,126	-0-
Rockford, IL	-0-	5,540,000	-0-
El Paso, TX (Land)	3,353	1,133,600	-0-
Edinburg, TX	-0-	7,414,000	-0-
Streetsboro, OH	9,453,000	-0-	-0-
Corpus Christi, TX	19,600,000	-0-	-0-
Halfmoon, NY	4,764,500	-0-	-0-
Lebanon, OH	5,525,600	-0-	-0-
Olive Branch, MS	14,550,000	-0-	-0-
Oklahoma City, OK	4,416,000	-0-	-0-
Waco, TX	8,733,000	-0-	-0-
Total Additions	71,400,815	29,747,928	52,990,683
Total Disposals	(2,839,837)	(985,657)	(-0-)
Balance – End of Year	$ 548,312,703	$ 479,751,725	$ 450,989,454

(2) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Registrant)

Date: December 11, 2012	By:	/s/ Eugene W. Landy Eugene W. Landy, President, Chief Executive Officer and Director, its principal executive officer
Date: December 11, 2012	By:	/s/ Kevin S. Miller Kevin S. Miller, Chief Financial Officer, its principal financial officer and principal accounting officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 11, 2012	By:	/s/ Eugene W. Landy Eugene W. Landy, President, Chief Executive Officer and Director
Date: December 11, 2012	By:	/s/ Anna T. Chew Anna T. Chew, Treasurer and Director
Date: December 11, 2012	By:	/s/ Daniel D. Cronheim Daniel D. Cronheim, Director
Date: December 11, 2012	By:	/s/ Catherine B. Elflein Catherine B. Elflein, Director
Date: December 11, 2012	By:	/s/ Neal Herstik Neal Herstik, Director
Date: December 11, 2012	By:	/s/ Matthew I. Hirsch Matthew I. Hirsch, Director
Date: December 11, 2012	By:	/s/ Michael P. Landy Michael P. Landy Chairman of Executive Committee, Chief Operating Officer and Director

Date: December 11, 2012	By:	/s/ Samuel A. Landy Samuel A. Landy, Director
Date: December 11, 2012	By:	/s/ Scott L. Robinson Scott L. Robinson, Director
Date: December 11, 2012	By:	/s/ Eugene Rothenberg Eugene Rothenberg, Director
Date: December 11, 2012	By:	/s/ Stephen B. Wolgin Stephen B. Wolgin, Director

This page is intentionally left blank.

DIRECTORS

Anna T. Chew
Certified Public Accountant
Treasurer

Daniel D. Cronheim
Attorney-at-Law
Executive Vice President,
General Counsel,
David Cronheim Company

Catherine B. Elflein
Senior Director
Risk Management
Celgene Corporation

Neal Herstik
Attorney-at-Law
Gross, Truss & Herstik, PC

Matthew I. Hirsch
Attorney-at-Law

Eugene W. Landy
Chairman of the Board,
President and CEO

Michael P. Landy
Chief Operating Officer,
Chairman of the Executive
Committee

Samuel A. Landy
Attorney-at-Law
President,
UMH Properties, Inc.

Scott L. Robinson
Managing Partner
Cadence Capital Group

Eugene Rothenberg
Investor

Stephen B. Wolgin
Managing Director,
U.S. Real Estate Advisors, Inc.

OFFICERS

Eugene W. Landy
Chairman of the Board,
President and CEO

Michael P. Landy
Chief Operating Officer,
Chairman of the Executive
Committee

Kevin S. Miller
Chief Financial and
Accounting Officer,
Member of the Executive
Committee

Allison Nagelberg
General Counsel,
Member of the Executive
Committee

Richard Molke
Director of Property
Management,
Member of the Executive
Committee

Allison Viscardi
Senior Property Manager

Anna T. Chew
Treasurer

Elizabeth Chiarella
Secretary

Katie Traks
Controller

Laura Teman
Assistant Controller

Susan M. Jordan
Director of Investor
Relations

CORPORATE INFORMATION

Corporate Office
3499 Rt. 9 North
Freehold, NJ 07728

Independent Auditors
PKF O'Connor Davies
29 Broadway
New York, NY 10006

Transfer Agent & Registrar
American Stock Transfer
& Trust Company
6201 15th Avenue,
Brooklyn, NY 11219

Common Stock Listing
NYSE:MNR

Internet Address
www.mreic.com




MREIC
MONMOUTH REAL ESTATE INVESTMENT CORPORATION
A PUBLIC REIT SINCE 1968
NYSE: MNR
3499 ROUTE 9 NORTH · FREEHOLD, NEW JERSEY 07728 · 732.577.9996
WWW.MREIC.COM